Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

dated as of

November 1, 2015

between

CONAGRA FOODS, INC.

and

TREEHOUSE FOODS, INC.

Exhibits

EXHIBIT A	Form of Closing Statement
EXHIBIT B	Forms of Transition Services Agreements
EXHIBIT C	Form of Trademark License Agreement
EXHIBIT D	Forms of Supply Agreements
EXHIBIT E	Forms of Co-Manufacturing Agreements

STOCK PURCHASE AGREEMENT

AGREEMENT (this “Agreement”) dated as of November 1, 2015 between ConAgra Foods, Inc., a Delaware corporation (“Seller”), and TreeHouse Foods, Inc., a Delaware corporation (“Buyer”).

W I T N E S S E T H :

WHEREAS, Seller, together with its Subsidiaries, owns and operates the Business (as defined below) through Ralcorp Holdings, Inc., a Missouri corporation (the “Purchased Company”); and

WHEREAS, Buyer desires to purchase the Shares (as defined below) from Seller, and Seller desires to sell the Shares to Buyer, upon the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, the parties hereto agree as follows:

Article 1
Definitions

Section 1.01.      Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Transaction” means any merger, consolidation, or other business combination with any unaffiliated third Person involving the Purchased Subsidiaries or the acquisition by any unaffiliated third Person of all or substantially all of the assets (other than the acquisition of assets or sale of goods in the ordinary course of business) or the equity interests of the Purchased Subsidiaries other than, in each case, (x) as permitted or contemplated by this Agreement or (y) any transaction involving Seller as a whole or a substantial portion of the assets or equity of Seller and its Subsidiaries, taken as a whole, which would not reasonably be expected to impede or delay the transactions contemplated by this Agreement.

“Action” means any action, suit, investigation, claim or proceeding, in each case by or before any arbitrator or Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Applicable Law” means, with respect to any Person, any federal, provincial, state, foreign, municipal or local law (including common law), constitution, treaty, statute, convention,

ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person.

“Applicable Transfer Date” means the Closing Date; provided that, for any Seller Business Employee whose employment transfers to Buyer or its Affiliate after the Closing Date in accordance with Section 9.01, “Applicable Transfer Date” means the date of such transfer.

“Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of, and subject to, ERISA and (ii) employee benefit, fringe benefit, supplemental unemployment benefit, severance, bonus, incentive, profit sharing, termination, change of control, retention, pension, retirement, savings, stock option, phantom equity, stock purchase, stock appreciation, stock based, health, welfare, medical, dental, disability, life insurance, retiree medical, retiree life, sick pay, vacation pay, supplemental unemployment, and tuition assistance plan, program, arrangement or practice, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, under which the Seller, a Retained Subsidiary, a Purchased Subsidiary or any of their respective Affiliates could reasonably have any Liability, contingent or otherwise, with respect to a Business Employee or a former employee of the Business and that is maintained, sponsored or funded by the Seller, a Retained Subsidiary, a Purchased Subsidiary or any of their respective Affiliates, other than a Multiemployer Plan or any plan sponsored by a Governmental Authority.

“Business” means the production, marketing and sale of (i) retailer owned or retailer licensed ready-to-eat cereal, hot cereal, dry pasta, snack and nutritional bars, fruit snacks, chocolate confectionaries, in-store bakery products (including cookies, bread, rolls, danishes, donuts, muffins, pastries and cakes), refrigerated dough products (including biscuits, crescent rolls, cinnamon rolls, sweet rolls, cookies, pizza crusts and pie crust), frozen waffles, frozen pancakes, frozen French toast, frozen bread, snack nuts, snack mixes, trail mixes, cookies, crackers, pretzels, pita chips, preserves and jellies, syrups and flavored syrups, spoonables, Mexican sauces, barbeque sauces, steak sauces, hot sauces, oriental sauces, Worcestershire sauces, and seafood and chili sauce, (ii) branded dry pasta and branded in-store bakery cookies and (iii) co-manufactured bars, cookies, crackers, snack nuts, snack mixes, pretzels and ready-to-eat cereal, in each case, in the North American (including Mexico) retail channel.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Omaha, Nebraska are authorized or required by Applicable Law to close.

“Cash” means all cash, cash equivalents and marketable securities (reduced by the amount of any outstanding but uncleared checks).

“Closing Date” means the date on which the Closing occurs.

“Closing Net Indebtedness” means, with respect to the Purchased Subsidiaries, the aggregate amount of (i) all outstanding Indebtedness minus (ii) all Cash, in each case, calculated in accordance with GAAP consistently applied with the accounting methods used in Exhibit A hereto and its Supporting Documentation and determined as of the close of business on the day immediately preceding the Closing Date.

“Closing Working Capital” means, with respect to the Purchased Subsidiaries, the excess of (i) consolidated current assets (other than Cash and any income Tax assets (whether current or deferred)) over (ii) consolidated current liabilities (other than Indebtedness and any liabilities for income Taxes (whether current or deferred)), in each case calculated in accordance with GAAP consistently applied with the accounting methods used in, and including only the line items set forth in, the Form of Closing Statement attached as Exhibit A hereto and the Supporting Documentation, and determined as of the close of business on the day immediately preceding the Closing Date; provided, that “Closing Working Capital” shall not include a liability for the Reduction Fee or any of the Specified Matters.

“Closing Working Capital Adjustment” means (i) the Closing Working Capital, minus (ii) the Closing Working Capital Target (which amount may be a positive or negative number).

“Closing Working Capital Target” means $445,000,000.

“Co-Manufacturing Agreements” means the four co-manufacturing agreements to be entered into between Buyer and Seller at the Closing in substantially the forms attached as Exhibit E hereto.

“Code” means the United States Internal Revenue Code of 1986.

“Combined Tax” means (i) any Tax with respect to which any of the Purchased Subsidiaries has filed or will file a Tax Return with a member of any Seller Group on a consolidated basis pursuant to Section 1501 of the Code and (ii) any income or franchise Tax payable to any state, local or foreign taxing jurisdiction in which any of the Purchased Subsidiaries has filed or will file a Tax Return with a member of any Seller Group (other than a group that consists solely of two or more of the Purchased Subsidiaries) on an affiliated, consolidated, combined or unitary basis with respect to such Tax.

“Competition Act” means the Competition Act (Canada), R.S.C., 1985, c. C-34.

“Competition Act Approval” means one of the following shall have occurred: (i) the issuance to Buyer of an advance ruling certificate by the Commissioner of Competition under subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; (ii) the waiting period, including any extension thereof, under Section 123 of the Competition Act has expired or been terminated or (iii) Buyer has received a letter from the Commissioner of Competition indicating that it does not, as of the date of the letter, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

“Competition Laws” means the HSR Act, the Competition Act and any other Applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” means the confidentiality agreement between Buyer and Seller dated as of July 23, 2015, together with the clean team confidentiality agreement between Buyer and Seller dated as of August 21, 2015.

“Covered Tax” means, without duplication, (i) any Tax of any Purchased Subsidiary described in clause (i) of the definition of Tax for a Pre-Closing Tax Period; (ii) any Combined Tax; (iii) any Tax that any Purchased Subsidiary could be liable for as a result of being a member of a Legacy Group on or prior to the Closing Date (including pursuant to Treasury Regulation Section 1.1502-6 (or any similar or analogous provision of state, local, or non-U.S. Applicable Law); (iv) any Tax of any Purchased Subsidiary or other Buyer Indemnified Party resulting from a breach by Seller of any covenant or agreement contained in this Agreement; (v) any Tax of any Purchased Subsidiary or other Buyer Indemnified Party resulting from a breach or inaccuracy of any Post-Closing Tax Representation (determined disregarding any references to “material”, “materiality”, or “Material Adverse Effect”); (vi) any Tax of any Purchased Subsidiary or other Buyer Indemnified Party arising from, or relating to the payment, release, cancelation, termination or settlement of any intercompany agreements as contemplated in Section 5.04 or the transfer of assets pursuant to Section 5.07; (vii) any Tax of any Purchased Subsidiary or other Buyer Indemnified Party resulting from any loss, reduction, disallowance or unavailability (in whole or in part) of any refund (whether in the form of cash or a credit or offset against Taxes otherwise payable) that gave rise to a payment to, or for the benefit of the Seller, under Section 8.03 or that was included in the computation of Final Closing Working Capital; (viii) any Tax of any Purchased Subsidiary or other Buyer Indemnified Party resulting from the resolution of any of the Pending Tax Matters; (ix) any Tax imposed on any Purchased Subsidiary or other Buyer Indemnified Party with respect to the income of any Flow-Thru Entity realized on or prior to the Closing Date (such income being computed assuming the Flow-Thru Entity closed its books as of the Closing Date); (x) any Tax of another Person imposed on any of the Purchased Subsidiaries as a successor or transferee or pursuant to Tax Sharing Agreements or Ordinary Course Tax Sharing Agreements as a result of transactions, events or accruals occurring prior to the Closing, (xi) any Taxes of any Purchased Subsidiary or other Buyer Indemnified Party with respect to Seller Transaction Expenses or the exercise of (or any payment with respect to) the Seller Equity Awards; and (xii) any Tax for a Post-Closing Tax Period imposed on any Purchased Subsidiary or other Buyer Indemnified Party as a result of the change of the method of accounting disclosed on Section 3.19 of the Disclosure Schedule. Covered Taxes shall exclude (a) any Tax to the extent included as a liability in the Final Closing Working Capital (or, if due prior to the finalization of the Final Closing Working Capital, to the extent included in the Estimated Closing Working Capital), and (b) any Tax to the extent resulting from a breach of any covenant or other agreement of Buyer contained in Article 8 of this Agreement. For the avoidance of doubt, Taxes of a Purchased Subsidiary or other Buyer Indemnified Person for a Post-Closing Tax Period shall include any reduction of any refund for Taxes that would have been otherwise receivable by any Purchased Subsidiary or Buyer Indemnified Person for a Post-Closing Tax Period.

“Disclosure Schedule” means the disclosure schedule delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Employed” means, with respect to a Business Employee as of an applicable date of determination, that as of such date such Business Employee (i) is actively employed, (ii) is absent from work on account of paid time off, vacation, sick or personal leave, short- disability, Family Medical Leave or other leave of absence (excluding long-term disability employees unless otherwise required under (iii) below) or (iii) for whom an obligation to recall, rehire or otherwise return to employment exists under a contractual obligation or Applicable Law.

“Environmental Laws” means any Applicable Laws relating to the environment, worker health or safety (solely to the extent relating to exposure to hazardous or toxic substances) or any spill, release, discharge, disposal or recycling of, or exposure to, any pollutant or contaminant or ignitable, corrosive, reactive or otherwise hazardous substance or waste, but excluding Applicable Laws, if any, regulating Hazardous Substances in products manufactured or sold by the Business and associated labeling or packaging content restrictions relating to environmental attributes or as respects to product take-back or end-of-life requirements.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person (whether or not incorporated) that would be treated together with any other Person as a “single employer” within the meaning of Section 414 of the Code or 4001(b)(1) of ERISA.

“Flow-Thru Entity” means (a) any entity, plan or arrangement that is treated for U.S. federal income Tax purposes as a partnership, (b) a “controlled foreign corporation” within the meaning of Code Section 957, or (c) a “passive foreign investment corporation” within the meaning of Code Section 1297.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state, provincial or local, governmental authority, tribunal, board, commission, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substances” means any pollutant or contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including petroleum, its derivatives, by-products and other hydrocarbons, and any other substance, waste or material regulated as a pollutant or otherwise as “hazardous” under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, without duplication, (i) all obligations for borrowed money, whether or not evidenced by bonds, debentures, notes or other instruments, (ii) all obligations evidenced by notes, bonds, debentures or other instruments, (iii) all obligations for the deferred purchase price of assets, property or services, including earnouts, payments under notes payable (other than trade payables and other liabilities incurred in the ordinary course of business in each case, to the extent included in Closing Working Capital), (iv) all obligations for the reimbursement of draws under outstanding letters of credit, performance bonds or similar instruments (but only to the extent actually drawn or called), excluding commitments securing performance under contractual obligations in the ordinary course of business, (v) all obligations under capitalized leases, (vi) all guarantees (other than product warranties) of any of the items set forth in the foregoing clauses (i) through (v), but excluding any guarantees of performance under contractual obligations in the ordinary course of business, (vii) cash bonuses accrued through the Closing Date with respect to each Transferred Employee that relate to the fiscal year performance period in effect as of the Closing Date plus cash bonuses for previous fiscal year performance periods that have been earned but remain unpaid as of the Closing Date, in each case that are not otherwise taken into account in Closing Working Capital, (viii) workers compensation claims filed prior to the Closing Date that are not otherwise taken into account in Closing Working Capital and (ix) all outstanding prepayment premiums, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (i) through (viii); provided, that with respect to any Purchased Subsidiary, “Indebtedness” shall not include any of the foregoing to the extent between any Purchased Subsidiary, on the one hand, and any other Purchased Subsidiary, on the other hand; provided, further, that “Indebtedness” shall not include the Reduction Fee or any of the Specified Matters.

“Intellectual Property” means all rights worldwide in and to any (i) trademarks, service marks, logos, trade names, trade dress, domain names, social media accounts and other source identifiers, and all registrations and recordations, and all applications and filings for registrations, recordals, renewals and extensions of, registrations, recordals and applications, and all goodwill associated with any of the foregoing (collectively, “Trademarks”), (ii) patents, industrial design registrations and utility models and all applications, recordals and filings for any of them, including all provisionals, divisionals, continuations, continuations-in-part, reissues, reexaminations, renewals and extensions of or for, and all rights to claim priority, from or for, any of the foregoing (collectively, “Patents”), (iii) mask works and copyrights, and all registrations of applications for, and renewals and extensions of, any registration, recordal or filing for any masked work or copyright, and all moral rights associated with, any work of authorship (collectively, “Copyrights”), (iv) trade secrets, know-how, and other proprietary information, including inventions, recipes, formulas, specifications, methods, processes and algorithms, and (v) any other similar type of proprietary right.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the Business.

“ITA” means the Income Tax Act (Canada) and the regulations thereunder.

“Key Employee” means each of Chris Wilkins, Mark Fleming, Brian Fox, Greg Pearson, Ken Van Ooyen, George Miketa, Nate Mailander, Chris Whitehair, Jess Sweley, Matt Spyers and Lura Lentz.

“knowledge of the Seller,” “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means the actual knowledge of the individuals set forth in Section 1.01(a) of the Disclosure Schedule.

“Legacy Group” means (i) with respect to U.S. federal income Taxes, any affiliated group of corporations (as defined in Section 1504(a) of the Code) of which any Purchased Subsidiary was a member (other than a Seller Group) and (ii) with respect to any other Taxes, any consolidated, combined, unitary or other group of which any Purchased Subsidiary was a member (other than a Seller Group).

“Liability” means any liability, cost, expense, debt or obligation of any kind, character, or description, and whether known or unknown, accrued, absolute, contingent or otherwise, and regardless of when asserted or by whom.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.

“Material Adverse Effect” means any change, effect, development, circumstance, event or condition that, individually or together with any other change, effect, development, condition, circumstance, event or condition, has a material adverse effect on (i) the business, assets, properties, condition (financial or otherwise) or results of operations of the Purchased Subsidiaries, taken as a whole, or (ii) the ability of the Seller or the Purchased Subsidiaries to timely perform their respective obligations under this Agreement or to timely consummate the transactions contemplated by this Agreement on or prior to the End Date, except for any such change, effect, development, circumstance, event or condition resulting from or arising in connection with (A) changes in the financial or securities markets, including in interest rates or currency exchange rates, (B) changes in economic, regulatory or political conditions generally, (C) changes or conditions affecting generally the industries in which the Purchased Subsidiaries operates, (D) changes in Applicable Law, GAAP or other applicable accounting or regulatory standards or principles, or in authoritative interpretations thereof, (E) acts of war, sabotage or terrorism, or cyberattacks or any escalation or worsening thereof, (F) the announcement of this Agreement or pendency or consummation of the transactions contemplated hereby, or any facts or circumstances relating to Buyer, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Purchased Subsidiaries with third parties, (G) any failure of the Purchased Subsidiaries to meet any internal, published or industry financial estimates, forecasts or projections for any period (it being understood that any change, effect, development, circumstance, event or condition that has contributed to such failure may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect, unless it is otherwise excluded from the definition thereof pursuant to a clause other than this clause (G)), (H) seasonal fluctuations affecting the Purchased Subsidiaries, (I) changes attributable to actions or omissions by or on behalf of Buyer or any of its Affiliates, (J) any actions taken or omitted to be taken by Seller or any of its Affiliates that are required or expressly contemplated to be taken pursuant to this Agreement, (K) the failure of Buyer to consent (or timely consent) to the taking of an action (or omission of an action) by Seller or any of its Affiliates as a result of Buyer’s consent rights pursuant to Section 5.01, or (L) earthquakes, floods, hurricanes, tornadoes, natural disasters or other “acts of God”; provided, however, that in the case of clauses (A) through (E) and (L) any such change, effect, development, circumstance, event or condition shall nevertheless be considered as constituting or contributing to a Material Adverse Effect to the extent such change, effect, development, circumstance, event or condition, individually or in the aggregate, has a disproportionate, materially adverse effect on the business, assets, properties, condition (financial or otherwise) or results of operations of the Purchased Subsidiaries, taken as whole, relative to other companies operating in the same industry as the Purchased Subsidiaries.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA to which (i) any Purchased Subsidiary contributes on behalf of any employee or (ii) any ERISA Affiliate of any Purchased Subsidiary contributes on behalf of any Business Employee.

“Pending Tax Matter” means those audits, investigations, and controversies set forth on Section 3.19 of the Disclosure Schedule.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.

“Post-Closing Tax Representations” means those representations and/or warranties contained in Sections 3.19(b), (e), (f), (g), (k), (m), (n), (r), (s) and (t) and Section 3.17(o).

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period ending on the Closing Date.

“Pre-Closing Transactions” means the transactions described in Section 1.01(b) of the Disclosure Schedule.

“Purchased Subsidiaries” means the Purchased Company and American Italian Pasta Co., 0808414 B.C. Ltd., BFG Canada Ltd., Carriage House Companies, Inc., Cottage Bakery, Inc., IAPC Holding B.V., Linette Quality Chocolates, Inc., Nutcracker Brands, Inc., Pasta Lensi, S.r.l., Ralcorp Frozen Bakery Products, Inc. and Western Waffles Corp.

“Purchased Subsidiary Benefit Plan” means a Benefit Plan that is, or as of the Closing will be, sponsored, maintained or entered into by a Purchased Subsidiary.

“Purchased Subsidiary Employee” means any Business Employee who, as of immediately prior to the Closing Date, is Employed by a Purchased Subsidiary.

“Reduction Fee” is the fee, if any, required to be paid by the Purchased Subsidiaries pursuant to that certain Office Lease Agreement, dated as of September 26, 2011, by and between St. Louis BOA Plaza, LLC, as landlord, and Ralcorp Holdings, Inc., as tenant, with respect to the property located at 800 Market Street, St. Louis, Missouri in order to reduce the premises leased thereunder by a full floor as of October 31, 2016.

“Remedial Action” means any investigation, remediation, clean-up, abatement, removal or, to the extent performed in connection with any of the foregoing, monitoring of Hazardous Substances.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, counsel, financial advisors, auditors, agents and other authorized representatives.

“Retained Business” means any business now, previously or hereafter conducted by Seller or any of its Subsidiaries or Affiliates other than the Business.

“Retained Subsidiaries” means all of the direct and indirect Subsidiaries of Seller other than the Purchased Subsidiaries.

“Seller Benefit Plan” means any Benefit Plan that is not a Purchased Subsidiary Benefit Plan.

“Seller Group” means, (i) with respect to U.S. federal income Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Seller is a member and (ii) with respect to any other Taxes, any consolidated, combined, unitary or other group of which Seller or any of its Affiliates (other than a Purchased Subsidiary) is the common parent for Tax purposes.

“Seller Retained Marks” means any and all Trademarks owned by Seller or any of its Affiliates (other than the Purchased Subsidiaries), including “ConAgra”, “ConAgra Foods”, “H.K. Anderson”, “Kangaroo”, “Gelit” and all variations thereof and any Trademarks confusingly similar thereto.

“Seller Transaction Expenses” means all unpaid fees and expenses incurred at or prior to the Closing and payable by any of the Purchased Subsidiaries to any Person in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby or under the other Transaction Documents, including, without duplication (i) the fees and expenses of legal counsel, investment advisers and accountants, (ii) any fees related to any amounts payable to Centerview Partners LLC and Goldman Sachs & Co. payable in connection with the transactions contemplated hereunder or under the other Transaction Documents, and (iii) any costs, fees and expenses to complete the transactions contemplated by the Pre-Closing Transactions; provided, however, that the Transaction Expenses shall not include any such fees, expenses or other amounts (x) to the extent included in Closing Net Indebtedness or Closing Working Capital or paid at or prior to the Closing or (y) in respect of the commitments made by Buyer or any of its Affiliates (including the Debt Financing).

“Shares” means the common stock, par value $0.01 per share, of the Purchased Company.

“Software” means all computer software and databases, including source code and object code and all files, data, scripts, application programming interfaces, manuals, design notes, programmers’ notes, architecture, algorithms and other items and documentation related thereto or associated therewith, and any derivative works, fixes, upgrades, updates, enhancements, new versions, previous versions, new releases and previous releases thereof.

“Specific Purchased Marks” means the Trademarks set forth on Section 1.01(c) of the Disclosure Schedule.

“Specific Seller Retained Marks” means the Trademarks set forth on Section 1.01(d) of the Disclosure Schedule.

“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends thereafter.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

“Supply Agreements” means the four supply agreements to be entered into between Buyer and Seller at the Closing in substantially the forms attached as Exhibit D hereto.

“Supporting Documentation” means the files and analysis used by the Seller to prepare Exhibit A, a copy of which is attached as Section 1.01(e) of the Disclosure Schedule.

“Tax” means (i) any tax or other like assessment (including estimated taxes) or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental

Authority responsible for the imposition of any such tax (domestic or foreign) (a “Taxing Authority”), (ii) in the case of any of the Purchased Subsidiaries, any liability for any Combined Tax and (iii) in the case of any of the Purchased Subsidiaries, any liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Closing a member of a Legacy Group.

“Tax Asset” means any of those U.S. federal or state income Tax attributes set forth on Section 8.06(b) of the Disclosure Schedule (under the heading “Tax Asset”) that are actually carried forward for U.S. federal or state income Tax purposes by a Purchased Subsidiary into a Post-Closing Tax Period.

“Tax Return” means any report, return, statement, declaration, election, designation, document, communication, fulfillment or information return, including any schedule or attachment thereto and any amendment thereof, filed or required to be filed or fulfilled with any Taxing Authority with respect to Taxes (including estimated Taxes).

“Tax Sharing Agreement” means any agreement or arrangement (whether or not written) binding any of the Purchased Subsidiaries that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability that was entered into (or assumed) on or prior to the Closing Date, provided that such term shall not include (i) customary commercial leases, (ii) contracts entered into in the ordinary course of business that are not primarily related to Taxes or (iii) this Agreement (agreements excluded under clause (i) or (ii) shall be, “Ordinary Course Tax Sharing Agreements”).

“Trademark License Agreement” means a trademark license agreement to be entered into between Buyer and Seller at the Closing in substantially the form attached as Exhibit C hereto.

“Transaction Documents” means, collectively, this Agreement, the Transition Services Agreements, the Trademark License Agreement, the Supply Agreements and the Co-Manufacturing Agreements.

“Transfer Tax” means any excise, sales, use, value added, registration, stamp, recording, documentary, conveyancing, franchise, property, transfer or other similar Tax.

“Transition Services Agreements” means the two transition services agreements to be entered into between Buyer and Seller at the Closing in substantially the forms attached as Exhibit B hereto.

“Treasury Regulations” means the rules and regulations promulgated by the U.S. Treasury Department under the Code.

“Unfunded Foreign Plan Obligations” means all unfunded liabilities for deferred compensation, pension benefits, pension schemes, termination indemnities, and compensation related to any period of time prior to the Closing with respect to all non-U.S. Business Employees, except for the Trattamento Fine Rapporto and other liabilities reflected on the financial statements of the Purchased Subsidiaries.

(b)             Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Referee	2.04(c)
Agreement	Preamble
Allocation Schedule	8.04(c)
Alternate Debt Financing	7.12(b)
Audited Financial Statements	5.06(b)
Balance Sheet	3.07
Balance Sheet Date	3.08
Basis Reduction Cap	8.04(b)
Business Employee	3.17(k)
Buyer	Preamble
Buyer DC Plan	9.04
Buyer-Filed Tax Returns	8.01(b)
Buyer FSA Plan	9.11
Buyer Fundamental Representations	11.01
Buyer Indemnified Parties	11.02(a)
Buyer Tax Loss	8.06(a)
Buyer Welfare Plan	9.09
Cap	11.02(a)
Closing	2.02(a)
Closing Purchase Price	2.01
Closing Statement	2.04(a)
Competing Business	5.03
Compliant	7.12(e)(ii)
Copyrights	Definition of “Intellectual Property”
Covered Business Employee	7.05(a)
Current Representation	7.06(a)
Damages	11.02(a)
Debt Financing	4.05(a)
Debt Financing Commitments	4.05(a)
Deductible	11.02(a)
Designated Person	7.06(a)
Dispute Notice	2.04(b)
Dispute Period	11.03(a)
Disputed Item	2.04(b)
e-mail	13.01
Employee List	3.17(k)

Term	Section
End Date	12.01(b)
Enforceability Exceptions	3.02
Environmental Matters	11.05
Estimated Closing Net Indebtedness	2.03
Estimated Closing Statement	2.03
Estimated Closing Working Capital Adjustment	2.03
Estimated Seller Transaction Expenses	2.03
Financial Information	3.07
Financing Related Parties	13.06
Financing Sources	4.05(a)
Indemnified Party	11.03(a)
Indemnifying Party	11.03(a)
Inside Basis	8.04(b)
Interim Financial Statements	5.06(c)
Leased Real Property	3.13(c)
Marketing Period	7.12(e)(i)
Material Contract	3.10(b)
Non-U.S. Benefit Plans	3.17(a)
Notice Period	11.04(a)
Ordinary Course Tax Sharing Agreements	Definition of “Tax Sharing Agreement”
Owned Real Property	3.13(a)
Patents	Definition of “Intellectual Property”
PBGC	3.17(h)
Permits	3.15
Permitted Commitment Reduction	4.05(a)
Permitted Liens	3.13(a)
Post-Closing Representation	7.06(a)
Potential Contributor	11.08
Pre-Closing Occurrence	7.10
Purchased Company	Recitals
Purchased Policy	7.10
Purchased Policy Claims	7.10
Purchased Subsidiary Securities	3.06(b)
Real Property	3.13(c)
Real Property Leases	3.13(b)
Recovery Costs	7.10
Redacted Fee Letter	4.05(a)
Registered Intellectual Property Rights	3.14(a)
Related Party Contract	3.25

Term	Section
Required Financial Information	5.06(c)
Restricted Period	5.03
Retained Policy	7.10
Retained Policy Claims	7.10
Ripon Closure	9.16
Securities Financing	4.05(a)
Seller	Preamble
Seller Business Employee	9.01
Seller DC Plan	9.04
Seller Equity Awards	9.03
Seller-Filed Tax Returns	8.01(a)
Seller FSA Plan	9.11
Seller Fundamental Representations	11.01
Seller Tax Loss	8.06(b)
Seller Tax Records	8.02(b)
Seller Welfare Plan	9.09
Specified Matters	11.06(b)
Taxing Authority	Definition of “Tax”
Third Party Claim	11.03(a)
Top Customers	3.21
Top Suppliers	3.21
Trademarks	Definition of “Intellectual Property”
Transaction Bonus	9.15
Transferred Employee	9.01
Trustee	5.12
WARN	9.12
Warranty Breach	11.02(a)(i)

Section 1.02.      Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law,” “laws” or to any Applicable Law shall be deemed to refer to such law or Applicable Law as amended from time to time, except as otherwise specified herein, and to any rules or regulations promulgated thereunder. All references to any time herein shall refer to Eastern Time. The parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Article 2
Purchase and Sale

Section 2.01.      Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell (or cause to be sold) to Buyer, and Buyer agrees to purchase from Seller, the Shares at the Closing. Seller shall transfer and deliver (or cause to be transferred and delivered) to Buyer at the Closing valid title to such Shares free and clear of any Lien. The purchase price for the Shares (the “Closing Purchase Price”) is an amount equal to (i) $2,700,000,000, plus (ii) Estimated Closing Working Capital Adjustment, minus (iii) Estimated Closing Net Indebtedness, minus (iv) the amount of Estimated Seller Transaction Expenses. The Closing Purchase Price shall be paid as provided in Section 2.02 and shall be subject to adjustment as provided in Section 2.05.

Section 2.02.      Closing. (a) The closing (the “Closing”) of the purchase and sale of the Shares hereunder shall take place at 10:00 a.m., New York City time at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, on the later of (i) the third Business Day after the date on which all of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of those conditions by the party or parties entitled to the benefit thereof) have been satisfied (or, to the extent permitted by Applicable Law, waived), and (ii) the third Business Day after the final day of the Marketing Period, or at such other time or place as Buyer and Seller may agree.

(b)             At the Closing:

(i)            Buyer shall:

(A)            deliver to Seller a duly executed counterpart to each other Transaction Document to which Buyer or any Affiliate thereof is a party;

           (B)            to the extent requested by Seller, on behalf of Seller or the Purchased Subsidiaries, as applicable, deliver to the payees of the Seller Transaction Expenses, such portion of the Seller Transaction Expenses set forth and in accordance with the final bills and wire transfer instructions delivered by Seller to Buyer no later than five Business Days prior to the Closing; and

           (C)            deliver to Seller, in exchange for the Shares, an amount equal to the Closing Purchase Price in immediately available funds by wire transfer to an account or accounts designated by Seller, by notice to Buyer; and

(ii)            Seller shall deliver to Buyer:

           (A)            a duly executed counterpart to each other Transaction Document to which Seller or any Affiliate thereof is a party;

           (B)            a statement, signed under penalties of perjury and dated no more than 30 days prior to the Closing Date, that satisfies the requirements of Treasury Regulation Section 1.1445-2(b)(2) and confirms that Seller is not a “foreign person” as defined in Section 1445 of the Code;

           (C)            duly executed resignation letters, effective as of the Closing, from each director and officer of the Purchased Subsidiaries, in their capacity as such, identified in writing by Buyer to Seller at least 10 Business Days prior to the Closing, or evidence of such persons’ removal from such positions;

           (D)            a certificate of an executive officer of Seller certifying to a true and correct copy of the resolutions of Seller approving the transactions contemplated by this Agreement and that such resolutions are in full force and effect; and

           (E)            certificates for the Shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto.

Section 2.03.      Pre-Closing Estimates. No later than five Business Days prior to the scheduled Closing Date, Seller shall cause to be prepared and delivered to Buyer a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate of (i) the Closing Working Capital Adjustment (“Estimated Closing Working Capital Adjustment”), (ii) Closing Net Indebtedness (“Estimated Closing Net Indebtedness”), (iii) the amount of Seller Transaction Expenses (“Estimated Seller Transaction Expenses”) and (iv) the Closing Purchase Price based thereon (in each case which estimates shall be subject to the review and reasonable comments of Buyer, which Seller shall consider in good faith), which Estimated Closing Statement shall be substantially in the form attached as Exhibit A hereto and prepared in accordance with GAAP consistently applied with the accounting methods used in Exhibit A and its Supporting Documentation.

Section 2.04.      Purchase Price Adjustment Amount Calculation. (a) As promptly as practicable, but no later than 90 days after the Closing Date, Seller shall cause to be prepared and delivered to Buyer a statement (the “Closing Statement”), along with supporting documentation in a form consistent with the Supporting Documentation, setting forth Seller’s calculation of (i) Closing Working Capital, (ii) Closing Net Indebtedness, (iii) Seller Transaction Expenses, and (iv) the Closing Purchase Price based thereon, which Closing Statement shall be substantially in the form attached as Exhibit A hereto and prepared in accordance with GAAP consistently applied with the accounting methods used in Exhibit A and its Supporting Documentation.

(b)             If Buyer disagrees with Seller’s calculation of the Closing Working Capital Adjustment, Closing Net Indebtedness, Seller Transaction Expenses or the Closing Purchase Price as set forth in the Closing Statement, Buyer may, within 45 days after delivery of the Closing Statement, deliver a written notice to Seller (a “Dispute Notice”) disagreeing with such calculation and which specifies Buyer’s calculation of such items and in reasonable detail Buyer’s grounds for such disagreement. The Dispute Notice shall specify those items or amounts as to which Buyer disagrees (each, a “Disputed Item”), and Buyer shall be deemed to have agreed with all other items and amounts contained in the Closing Statement. If Buyer notifies Seller that Buyer agrees with the Closing Statement within 45 days after receipt thereof or fails to deliver a Dispute Notice within such 45 day period, the Closing Statement delivered by Seller shall be conclusive and binding on Seller and Buyer and the parties shall be deemed to have agreed thereto, in the first case, on the date Seller receives the notice and, in the second case, on such 45th day.

(c)             If Buyer duly delivers a Dispute Notice, Buyer and Seller shall, during the 30 days following such delivery, use their reasonable best efforts to reach agreement on each Disputed Item in order to determine the Closing Purchase Price. If Buyer and Seller are unable to reach such agreement during such period, they shall promptly thereafter jointly retain a nationally recognized accounting firm, who shall not have any material relationship with Buyer or Seller (the “Accounting Referee”) and cause such Accounting Referee promptly to review this Agreement and the Disputed Items for the purpose of calculating the Closing Purchase Price. In making such calculation, the Accounting Referee shall consider only those Disputed Items as to which Buyer and Seller have failed to reach agreement. Buyer and Seller shall use commercially reasonable efforts to cause the Accounting Referee to complete its work and render its determination within 30 days of its engagement. The Accounting Referee shall deliver to Buyer and Seller, as promptly as practicable, a written report setting forth such calculation. Such report shall be final and binding upon Buyer and Seller. The cost of such review and report shall be borne (i) by Seller if Seller is awarded less than 50% of the sum of all Disputed Items submitted to the Accounting Referee, (ii) by Buyer if Buyer is awarded less than 50% of the sum of all Disputed Items submitted to the Accounting Referee and (iii) otherwise equally by Buyer and Seller.

(d)             Buyer and Seller agree that they will, and agree to cause their respective independent accountants and Subsidiaries to, cooperate and assist in the preparation of the Closing Statement and the calculation of the Closing Purchase Price and in the conduct of the reviews referred to in this Section 2.04, including the making available to the extent necessary of books, records, work papers and personnel.

(e)             No fact or event, including any market or business development, occurring on or after the Closing, and no change in GAAP or Applicable Law after the date hereof, shall be taken into consideration in the calculations to be made pursuant to Section 2.04.

Section 2.05.      Adjustment of Closing Purchase Price. (a) If the Purchase Price Adjustment Amount is positive, Buyer shall pay to Seller, in the manner provided in Section 2.05(b), the amount thereof. If the Purchase Price Adjustment Amount is negative, Seller shall pay to Buyer, in the manner provided in Section 2.05(b), the amount thereof. The “Purchase Price Adjustment Amount” means an amount equal to (i) (x) Final Closing Working Capital Adjustment minus (y) Estimated Closing Working Capital Adjustment, minus (ii) (x) Final Closing Net Indebtedness minus (y) Estimated Closing Net Indebtedness, minus (iii) (x) Final Seller Transaction Expenses minus (y) Estimated Seller Transaction Expenses. “Final Closing Working Capital”, “Final Closing Net Indebtedness” and “Final Seller Transaction Expenses” mean Closing Working Capital, Closing Net Indebtedness, and Seller Transaction Expenses respectively, (x) as set forth in the Closing Statement if Buyer does not duly deliver a timely Dispute Notice or (y) if a timely Dispute Notice is delivered (A) as agreed between Seller and Buyer pursuant to Section 2.04(c) or (B) in the absence of such agreement, as determined by the Accounting Referee pursuant to Section 2.04(c); provided that in no event shall Final Closing Working Capital, Final Closing Net Indebtedness or Final Seller Transaction Expenses be higher than the highest value or lower than the lowest value for such item claimed by either party in the Dispute Notice or Closing Statement, as applicable.

(b)             Any payment pursuant to this Section 2.05 shall be made by Buyer or Seller, as the case may be, at a mutually convenient time within five Business Days after the determination of the Purchase Price Adjustment Amount pursuant to Section 2.04, by wire transfer of immediately available funds to such account or accounts of such other party as may be designated by such other party. The amount of any payment to be made pursuant to this Section 2.05 shall bear interest on a daily basis, from and including the Closing Date, to but excluding the date of payment, at a rate per annum equal to the rate of interest publicly announced by JPMorgan Chase Bank from time to time as its prime rate in effect at its office located at 270 Park Avenue, New York, New York in effect from time to time during the period from the date such payment was required to be made hereunder, to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

Article 3
Representations and Warranties of Seller

Except as set forth in the Disclosure Schedule (but subject to Section 13.12), Seller represents and warrants to Buyer as of the date hereof and on the Closing Date that:

Section 3.01.      Corporate Existence and Power. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and authority and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business in all material respects as and to the extent now conducted.

Section 3.02.      Corporate Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby are within Seller’s corporate powers and have been duly authorized by all necessary corporate action on the part of Seller. The execution, delivery and performance of each other Transaction Document to which Seller or any of its Affiliates is a party, by Seller and any such Affiliates, and the consummation by Seller of the transactions contemplated thereby, are within Seller’s and any such Affiliate’s corporate powers and have been, or will be prior to their execution, delivery and performance, duly authorized by all necessary corporate action on the part of Seller and any such Affiliates. Assuming due and valid execution by each other party hereto, this Agreement constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (collectively, the “Enforceability Exceptions”)). Assuming due and valid execution by each other party thereto, each other Transaction Document to which Seller or any of its Affiliates is a party constitutes or, upon the execution and delivery thereof by Seller and any such Affiliate, shall constitute, a valid and binding agreement of Seller and any such Affiliate, enforceable against Seller and any such Affiliate in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.03.      Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party and the consummation by Seller of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) compliance with any applicable requirements of the HSR Act or the Competition Act; (ii) compliance with any other applicable Competition Laws; (iii) compliance with any applicable requirements of the Securities Exchange Act of 1934; and (iv) any such action or filing as to which the failure to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 3.04.      Noncontravention. The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party and the consummation by Seller of the transactions contemplated hereby and thereby do not and will not, (i) violate the certificate of incorporation or bylaws of Seller, (ii) assuming compliance with the matters set forth in Section 3.03, violate any Applicable Law, (iii) require any consent, notice or other action by any Person under, result in a violation or breach of the terms, conditions or provisions of, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller or to a loss of any benefit to which Seller or any Purchased Subsidiary is entitled under any provision of any agreement or other instrument binding upon Seller or any Purchased Subsidiary or (iv) result in the creation or imposition of any Lien on any Shares or asset of any Purchased Subsidiary, except for any Permitted Liens, with such exceptions, in the case of each of clauses (ii) through (iv), as, individually or in the aggregate, would not reasonably be expected to be material to the Purchased Subsidiaries taken as a whole.

Section 3.05.      Ownership of Shares. The authorized capital stock of the Purchased Company consists of 100 Shares (of which 100 are outstanding as of the date hereof). All of the Shares have been duly authorized, are validly issued, fully paid and non assessable, and are owned of record and beneficially by Seller, free and clear of any Lien other than Permitted Liens. Seller will transfer and deliver (or cause to be transferred and delivered) to Buyer, on the Closing Date, good and valid title to such Shares free and clear of any Lien other than Permitted Liens. Except for this Agreement, there are no binding agreements, arrangements, warrants, options, puts, rights or other commitments, of any character or to which Seller is a party relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of any of the Shares.

Section 3.06.      Purchased Subsidiaries. (a) Each Purchased Subsidiary is duly organized and validly existing under the laws of its jurisdiction of organization and has all organizational powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits and approvals the absence of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b)             The authorized and issued and outstanding shares, membership interests or other voting or equity interests of the Purchased Subsidiaries are set forth in Section 3.06(b) of the Disclosure Schedule. Such issued and outstanding shares, membership interests or other voting or equity interests of the Purchased Subsidiaries are owned beneficially and of record directly or indirectly by Seller (in the case of the Purchased Company) or the Purchased Company (in the case of any other Purchased Subsidiary) free and clear of any Lien other than Permitted Liens, and have been duly authorized and validly issued and are fully paid and non assessable. Except for the securities contemplated by the previous sentence, there are no outstanding (i) shares of capital stock or voting securities of any Purchased Subsidiary, (ii) securities of any Purchased Subsidiary convertible into or exchangeable for shares of capital stock or voting securities of such Purchased Subsidiary or (iii) options or other rights to acquire from any Purchased Subsidiary, or other obligations of the Purchased Subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of such Purchased Subsidiary (the foregoing, collectively, “Purchased Subsidiary Securities”). There are no outstanding obligations of any Purchased Subsidiary to repurchase, redeem or otherwise acquire any outstanding Purchased Subsidiary Securities.

Section 3.07.      Financial Statements. Section 3.07 of the Disclosure Schedule contains true, correct and complete copies of the (i) unaudited consolidated balance sheets of the Purchased Subsidiaries as of May 25, 2014 and May 31, 2015, and the related unaudited statements of income of the Purchased Subsidiaries for the years then ended and (ii) the unaudited consolidated balance sheet of the Purchased Subsidiaries as of August 30, 2015 (the “Balance Sheet”) and the related unaudited statement of income of the Business for the quarter then ended (the foregoing clauses (i) and (ii), collectively, the “Financial Information”). The Financial Information has been compiled by Seller from Seller’s books and records that (i) is subject to the controls and procedures of Seller’s accounting systems and (ii) was prepared in accordance with the internal accounting policies used by Seller, which are consistent with GAAP in all material respects. The Financial Information presents fairly in all material respects the information purported to be represented thereby as of the relevant dates thereof and for the periods covered thereby, except that the Financial Information gives effect to the Pre-Closing Transactions (other than the divestiture of the Chicago and Grand Rapids facilities). As of the date of delivery by Seller to Buyer and as of the Closing Date, the Required Financial Information delivered to Buyer in accordance with Section 5.06 will have been prepared in accordance with GAAP applied on a consistent basis and will fairly present in all material respects (except in the case of the Interim Financial Information, subject to year-end adjustments) the financial position of the Purchased Subsidiaries as of the dates thereof and the results of operations of the Purchased Subsidiaries for the periods involved, except that the Required Financial Statements give effect to the Pre-Closing Transactions. As of the date of delivery by Seller to Buyer and as of the Closing Date, the Interim Financial Statements will have been reviewed by Seller’s independent auditors as provided in the procedures specified by the AICPA in AU 722.

Section 3.08.      Absence of Certain Changes. Since August 30, 2015 (the “Balance Sheet Date”):

(a)             the business of the Purchased Subsidiaries has been conducted in the ordinary course consistent with past practices,

(b)             there has not been any event, occurrence, development or state of circumstances or facts that, individually or in the aggregate, has had or would reasonable be expected to have a Material Adverse Effect; and

(c)             the Purchased Subsidiaries have not taken any action that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of clauses (a), (h), (k) through (n) or (q) of Section 5.01.

Section 3.09.      No Undisclosed Material Liabilities. There are no liabilities of the Purchased Subsidiaries of any kind, asserted or unasserted, known or unknown, whether absolute, contingent, accrued or otherwise, other than (a) liabilities provided for or disclosed in the Balance Sheet; (b) liabilities incurred in the ordinary course of business since the Balance Sheet Date; (c) liabilities pursuant to or arising under any agreements, instruments or other matters disclosed in this Agreement or the Disclosure Schedule or the other Transaction Documents; (d) liabilities arising under executory contracts or instruments of any of the

Purchased Subsidiaries; and (e) other undisclosed liabilities which, individually or in the aggregate, are not material to the Purchased Subsidiaries taken as a whole.

Section 3.10.      Material Contracts. (a) As of the date of this Agreement none of the Purchased Subsidiaries are party to or bound by:

(i)            any lease (whether of real or personal property) requiring (A) annual rentals of $500,000 or more or (B) aggregate payments by the Purchased Subsidiaries of $5,000,000 or more, in each case, that cannot be terminated on not more than 180 days’ notice without payment by the Purchased Subsidiaries of any material penalty;

(ii)            any agreement (excluding statements of work and purchase orders) for the purchase of materials, supplies, goods, services, equipment or other tangible assets requiring either (A) annual payments by the Purchased Subsidiaries of $5,000,000 or more or (B) aggregate payments by the Purchased Subsidiaries of $15,000,000 or more (assuming no renewal or extension, whether pursuant to an “evergreen” provision or otherwise), in each case, that cannot be terminated on not more than 30 days’ notice without payment by the Purchased Subsidiaries of any material penalty;

(iii)            any agreement (excluding statements of work, customer templates, customer system generated orders and purchase orders) for the sale of any services or products which involved the payment to any Purchased Subsidiary of more than $5,000,000 in the fiscal year ended May 31, 2015 or is reasonably expected to involve the payment to any Purchased Subsidiary of more than $5,000,000 in the fiscal year ending May 31, 2016 (assuming no renewal or extension, whether pursuant to an “evergreen” provision or otherwise);

(iv)            any agreement under which a Purchased Subsidiary has, directly or indirectly, made any (A) advance, loan or extension of credit to any Person (other than a Purchased Subsidiary), in each case other than in the ordinary course of business, or (B) capital contribution to, or investment in, any Person (other than in any other Purchased Subsidiary) in excess of $500,000;

(v)            any agreements relating to the incurrence, assumption or guarantee of any Indebtedness for borrowed money with outstanding principal amount in excess of $500,000;

(vi)            any individual agreement for capital expenditures involving payments of more than $500,000 individually or in the aggregate after the date hereof;

(vii)            any material partnership, joint venture or other similar agreement or arrangement;

(viii)            any agreement that limits the freedom of the Purchased Subsidiaries to compete in any line of business or with any Person or in any geographic area and which would so limit the freedom of the Purchased Subsidiaries after the Closing Date;

(ix)            any material agreement between the Purchased Subsidiaries, on the one hand, and Seller or any Retained Subsidiary, on the other hand, in each case involving amounts in excess of $500,000;

(x)            any agreement pursuant to which a Purchased Subsidiary has acquired or disposed of any material business (whether by merger, sale of stock, sale of assets or otherwise) entered into during the five-year period immediately preceding the date hereof, in each case involving amounts in excess of $1,000,000;

(xi)            any agreement or covenant not to sue relating to the development, ownership, use or enforcement of any material Intellectual Property Rights (excluding non-exclusive licenses granted to customers in the ordinary course of business and commercially available off-the-shelf Software having a replacement cost of less than $500,000);

(xii)            any material agreement relating to the IT Assets, including any material agreement for telecommunication services, data center services, disaster recovery services, or other similar services, in each case, that provides for the payment of compensation, fees or payments in excess of $500,000 in the 2015 calendar year;

(xiii)            any employment agreements, change of control agreements, retention agreements or severance agreements (exclusive of generally applicable severance policy) with any Key Employee;

(xiv)            any agreements with any individual consultant or independent contractor that provide services to the Business that provide for the payment to such Person of compensation, fees or payments in excess of $250,000 in the 2015 calendar year;

(xv)            any agreements relating to any staffing companies, temporary employment agencies, or similar companies that provide services to the Business that provide for the payment of compensation, fees or payments in excess of $500,000 in the 2015 calendar year; and

(xvi)            any non-competition, non-solicitation and confidentiality agreements with any Business Employee whose current base salary exceeds $250,000 in the 2015 calendar year (other than agreements that are substantially similar to the Purchased Subsidiaries’ form of non-competition, non-solicitation and confidentiality agreement).

(b)             Each agreement, contract, lease, arrangement or commitment required to be disclosed pursuant to Section 3.10(a) (each, a “Material Contract”) is a valid and binding agreement of the Purchased Subsidiary party thereto and is in full force and effect, and none of such Purchased Subsidiary or, to the knowledge of the Seller as of the date hereof, any other party thereto is in default or breach under the terms of any such Material Contract, except in each case, as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 3.11.      Litigation. As of the date of this Agreement, (a) no Purchased Subsidiary is subject to any outstanding injunction, judgment, order, decree or ruling issued by any Governmental Authority, and (b) there are no Actions pending against or, to the knowledge of Seller, threatened against, any Purchased Subsidiary, (i) that seek as the primary remedy the imposition of equitable remedies against any Purchased Subsidiary or (ii) that would reasonably be expected to result in liability to the Purchased Subsidiaries in excess of $50,000. There is no claim, action, suit, inquiry, proceeding, complaint, charge, hearing, grievance or arbitration in excess of $50,000 pending or, to the knowledge of Seller, threatened against or affecting such Seller that, if determined or resolved adversely to Seller, would have or would reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, there is no Action pending or, to the knowledge of the Seller, threatened against or affecting Seller that, if determined or resolved adversely to Seller, would have or would reasonably be expected to have a Material Adverse Effect. There is no pending or, to the knowledge of the Seller, threatened material Action alleging that the Purchased Subsidiaries’ product labels, product claims or product advertisements are misleading to consumers or the public.

Section 3.12.      Compliance with Laws. Each Purchased Subsidiary is, and since May 31, 2015 has been, in compliance with all Applicable Laws, including Applicable Laws administered or issued by the U.S. Food and Drug Administration, the U.S. Department of Agriculture or Health Canada relating specifically to the use, manufacture, packaging, licensing, labeling, distribution, or sale of any food products, including with respect to nomenclature and labeling, registration and record keeping in respect of any products of the Business, except in each case as would not reasonably be expected to be material to the applicable Purchased Subsidiary. Since May 31, 2015, no Purchased Subsidiary has received any written notice relating to any products of the Business from any Governmental Authority indicating that it is or may be in violation of any Applicable Law. To the knowledge of the Seller, no Purchased Subsidiary is under investigation with respect to the violation of any Applicable Law. Since January 29, 2013, none of the Purchased Subsidiaries or, to the knowledge of the Seller, any of their respective directors, officers, employees or agents, with respect to the Business, (i) has used any funds for any unlawful contribution, endorsement, gift, entertainment or other unlawful expense relating to political activity, (ii) has made any direct or indirect unlawful payment to any foreign or domestic official or employee of a Governmental Authority, (iii) has violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 and (iv) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment to any Person, and none of the Purchased Subsidiaries or, to the knowledge of the Seller, any of their respective directors, officers, employees or agents, with respect to the Business, is, or is directly or indirectly owned or controlled by, any Person that is currently the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Section 3.13.      Properties; Liens. (a) Section 3.13(a) of the Disclosure Schedule set forth a complete and accurate list, with property addresses and the names of the record owners, of all real property owned by the Purchased Subsidiaries (the “Owned Real Property”). A Purchased Subsidiary holds good, valid and marketable fee simple title to each parcel of Owned Real Property, and good title to all tangible personal property owned by such entity, in each case, free and clear of all Liens other than Permitted Liens. “Permitted Liens” means, collectively: (i) Liens disclosed in Section 3.13(a) of the Disclosure Schedule; (ii) Liens disclosed on the Balance Sheet or notes thereto or securing liabilities reflected on the Balance Sheet or notes thereto and Liens incurred since the Balance Sheet Date in the ordinary course of business for amounts owed not to exceed $50,000; (iii) Liens for Taxes, assessments and similar charges that are not yet delinquent, or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (iv) mechanic’s, materialman’s, carrier’s, repairer’s, worker’s, warehouseman’s and other similar Liens arising or incurred in the ordinary course of business and that relate to obligations that are not yet more than 30 days past due or, if more than 30 days past due, are being contested in good faith by appropriate proceedings; (v) statutory or contractual Liens of landlords; (vi) leases, licenses or other agreements for the occupancy of Owned Real Property that are in effect as of the date hereof or entered into after the date hereof in the ordinary course of business and subject to the terms of this Agreement; (vii) zoning, building codes and other land use laws regulating the use or occupancy of the Real Property or the activities conducted thereon which are imposed by any Governmental Authority which do not, individually or in the aggregate, materially interfere with the present use of the Real Property or materially impair the value of the affected Real Property; (viii)  any adverse circumstance affecting title to any Real Property that would be disclosed by an accurate land survey of such Real Property; (ix) Liens constituting non-exclusive licenses or sublicenses in respect of Intellectual Property Rights granted in the ordinary course of business; (x)  purchase money Liens for personal property and Liens securing rental payments under capital lease arrangements; (xi) Liens which will be extinguished or released in full as of or prior to the Closing; or (xii) restrictive covenants, easements, imperfections or irregularities of title which do not, individually or in the aggregate, materially interfere with the present use of the Real Property or materially impair the value of any Real Property. To Seller’s knowledge, no adverse circumstance exists affecting title to any Real Property that would be disclosed by an accurate land survey of such Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All facilities located on or comprising the Owned Real Property and required for the operation of the Business as currently conducted (i) have been operated and maintained in all material respects in accordance with all Applicable Law, (ii) are or may be supplied with utilities and other services reasonably necessary for the operation of such facilities as currently conducted, (iii) are in good condition and the systems located therein are in good working order and condition, and (iv) do not encroach on any adjoining property owned by others or public rights of way, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein. There are no pending, or to Seller’s knowledge, threatened proceedings by any Governmental Authority to condemn, take, expropriate or demolish any Owned Real Property or part thereof.

(b)             Seller has made available to Buyer copies of all deeds, title policies and surveys regarding the Owned Real Property in Seller’s possession or control. Seller has made available to the Buyer correct and complete copies of all leases, lease guaranties, subleases, and other material agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property (collectively, the “Real Property Leases”).

(c)             Section 3.13(c) of the Disclosure Schedule sets forth a list by street address of all the real property that is leased, subleased or occupied pursuant to similar agreements by the Purchased Subsidiaries (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”). A Purchased Subsidiary has a valid and enforceable leasehold interest in each Real Property Lease free and clear of all Liens other than Permitted Liens. All facilities located on or comprising the Leased Real Property and required for the operation of the Business as currently conducted (i) have been operated and maintained in all material respects in accordance with all Applicable Law, (ii) are or may be supplied with utilities and other services reasonably necessary for the operation of such facilities as currently conducted, and (iii) are in good condition and the systems located therein are in good working order and condition, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.14.      Intellectual Property. (a) Section 3.14(a) of the Disclosure Schedule contains a list of all registrations and applications for registration or issuance of Patents, Trademarks, and Copyrights owned by the Purchased Subsidiaries (the “Registered Intellectual Property Rights”). The Purchased Subsidiaries own all Registered Intellectual Property Rights free and clear of any Lien, other than Permitted Liens. Each such item of Registered Intellectual Property Rights that is material to the Business is, to the knowledge of the Seller, valid, subsisting and enforceable and no such item of Registered Intellectual Property Rights has been abandoned or adjudged invalid or unenforceable. Each item of Registered Intellectual Property Rights comprising a Trademark material to the Business is owned by the Purchased Subsidiaries and has been used and is currently used in connection with the Business in a manner sufficient to avoid abandonment or cancellation of any such Trademark. The Purchased Subsidiaries have used commercially reasonable efforts to police the quality of all products and enforce adequate quality control measures to protect its rights in such Trademarks material to the Business, if any, that it has licensed to others. All maintenance fees, annuity fees and renewal fee payments, and all renewal affidavits and other applicable documents required to establish or maintain any material Registered Intellectual Property Right which are issued or pending have been timely paid or filed with the appropriate Governmental Authority or other authorities, and, at least three Business Days prior to the Closing Date, Seller shall have provided Buyer with a list of all such payments or filings that, as of 10 or fewer Business Days prior to the Closing Date, will be due less than 90 days after the Closing.

(b)             The Seller, the Purchased Subsidiaries and the Retained Subsidiaries have used commercially reasonable efforts to maintain all material Intellectual Property comprising trade secrets owned or used by any of the Purchased Subsidiaries in confidence. To the knowledge of the Seller, no employee is in violation of any written agreement under which such employee assigns or is otherwise obligated to assign to a Purchased Subsidiary all right, title and interest in and to any material Intellectual Property.

(c)             The Seller, the Purchased Subsidiaries and the Retained Subsidiaries have not, other than in the ordinary course of business and to an extent not material to the Business, granted any licenses of any Intellectual Property used in connection with the Business or entered into any other written agreements restricting the use by the Purchased Subsidiaries in any material respect of any Intellectual Property owned, used or held for use in connection with the Business.

(d)             No Actions are pending or, to the knowledge of the Seller, threatened which challenge the validity or enforceability of any rights in respect of any of the Registered Intellectual Property Rights or any other material Intellectual Property owned by the Purchased Subsidiaries, or which allege that the Purchased Subsidiaries infringe or otherwise violate the Intellectual Property of any third party. (i) The present conduct of the Business and present products and services of the Purchased Subsidiaries do not infringe or violate any Intellectual Property Rights of any third party and (ii) the conduct of the Business and products and services of the Purchased Subsidiaries since January 29, 2013 have not infringed or violated, any Intellectual Property Rights of any third party, except in each case for any individual infringement or violation that does not, and would not reasonably be expected to, result in a liability of any Purchased Subsidiary in excess of $500,000. To the knowledge of Seller, no third party is infringing or violating any Registered Intellectual Property Right or any other Intellectual Property owned by any of the Purchased Subsidiaries in any material respect.

(e)             To the knowledge of the Seller, the IT Assets are (i) adequate for, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with, the current operation of the Business (taking into account the services to be provided pursuant to the other Transaction Documents) and (ii) free from material bugs, defects, viruses and malware, and have not materially malfunctioned or failed within the past two years. Seller and the Purchased Subsidiaries have used commercially reasonable efforts to implement backup, security and disaster recovery measures and technology consistent with industry standards and, to the knowledge of the Seller, no Person has obtained unauthorized access to any IT Assets.

(f)             Assuming receipt of all required consents, approvals and authorizations, on the Closing Date the Purchased Subsidiaries will own free and clear of any Lien, other than Permitted Liens, or have the right to use all material Intellectual Property and all material IT Assets necessary to conduct the Business in the same manner as historically and currently conducted by the Seller and its Affiliates (taking into account all other Transaction Documents).

Section 3.15.      Permits. The Purchased Subsidiaries possess all material governmental permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemption of, or filings or registrations with, or issued by, any Governmental Authority necessary for the operation of the Purchased Subsidiaries’ business as currently conducted (the “Permits”). The Permits are valid and in full force and effect. Seller is not in default or violation, and no condition exists that with notice or lapse of time or both would constitute a default or violation, under the Permits, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.16.      Finders’ Fees. Except for Centerview Partners LLC and Goldman Sachs & Co., whose fees shall be paid by Seller, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document.

Section 3.17.      Employee Benefit Plans. (a) Section 3.17(a) of the Disclosure Schedule contains a complete and accurate list of each Purchased Subsidiary Benefit Plan, material Seller Benefit Plan and each Multiemployer Plan , including the sponsor of each such Benefit Plan and the contributing employer of each such Multiemployer Plan, and whether such Benefit Plan is primarily for the benefit of Business Employees primarily based outside of the U.S. (the “Non-U.S. Benefit Plans”). For each material Seller Benefit Plan, Seller has provided or made available to Buyer a correct and complete summary or copy of such plan (provided that complete plan documents and all amendments thereto and the most recent determination or opinion letter received from the IRS have been provided with respect to any Benefit Plan that is subject to Section 9.04). For each Purchased Subsidiary Benefit Plan, and each plan or arrangement included on Section 9.05 of the Disclosure Schedule, to the extent applicable, Seller has provided or made available to Buyer: (i) a correct and complete copy of such plan (or in the case of individual agreements that are based on a form agreement, a copy of such form), including all amendments thereto, and in the case of any unwritten plan, a summary thereof, (ii) the most recently filed annual return/report (Form 5500), including all schedules thereto, (iii) the most recent determination or opinion letter received from the IRS for Purchased Subsidiary Benefit Plans intended to be qualified under the Code and any determination letter application that is currently in progress, (iv) the most recent actuarial valuation and financial statement, (v) all material reports, letters or other communications received since January 29, 2013 from any Governmental Authority regarding the Purchased Subsidiary Benefit Plan, (vi) all trust agreements, insurance contracts, and other funding agreements (including group annuity contracts, insurance policies, administrative services contracts, and investment management agreements) related to such Purchased Subsidiary Benefit Plan, (vii) the three most recent nondiscrimination testing results and (viii) the most recent summary plan description, including any summary of material modifications. For each Multiemployer Plan, Seller has provided or made available to Buyer the following documents in its or its ERISA Affiliates’ possession: (1) plan documents and all amendments thereto, (2) participation agreement and all amendments thereto, (3) trust agreement and all amendments thereto, (4) current withdrawal liability estimate from the Multiemployer Plan, (5) rehabilitation plan and elections thereto, (6) contribution base units and contribution rates for the last ten years, (7) all material communications from plan trustees, union or any Governmental Authority with the Seller or its ERISA Affiliates since January 29, 2013 and that would reasonably be expected to result in a material Liability to the Buyer or the Purchased Subsidiaries, and (8) the latest actuarial valuation report.

(b)             (i) No Benefit Plan (A) is subject to Title IV of ERISA, (B) contains or to the knowledge of Seller has ever contained a “defined benefit provision” as such term is defined in subsection 147.1(l) of the Income Tax Act (Canada), (C) provides any post-retirement medical, dental, life insurance or welfare benefits (other than coverage mandated by Applicable Law), or (D) is a Multiemployer Plan and (ii) no Purchased Subsidiary nor any ERISA Affiliate of a Purchased Subsidiary maintains or contributes to, or has maintained or contributed to since January 29, 2013, any plan subject to Title IV of ERISA or any Multiemployer Plan. No Non-US Benefit Plan is a defined benefit pension plan or scheme.

(c)             Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired, and, to the knowledge of the Seller, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Benefit Plan.

(d)             No material Action (other than routine claims for benefits) is pending against or involves or, to the knowledge of the Seller, is threatened against or threatened to involve, any Purchased Subsidiary Benefit Plan or, to the knowledge of the Seller, a Multiemployer Plan.

(e)             Each Purchased Subsidiary Benefit Plan has been established, maintained, funded, operated, and all benefits, contributions and premiums, taxes and expenses relating thereto have been paid in material compliance with such plan’s terms, any agreements relating thereto, and Applicable Law. Each Non-US Benefit Plan required to be registered or approved has been registered or approved with applicable regulatory authorities. To the knowledge of the Seller, no fact or circumstance exists which would reasonably be expected to adversely affect the registered status of any Non-US Benefit Plan.

(f)             The consummation of the transactions contemplated by this Agreement, either alone or in conjunction with any other event (where such other event would not alone have an effect described in this sentence), will not give rise to any payment under any Benefit Plan, or accelerate the time of payment or vesting, increase or require the funding of any amount of compensation or benefits due to, or result in forgiveness of any debt of, in each case, any Business Employee or other individual service provider of the Purchased Subsidiaries.

(g)             Beginning on January 1, 2015, the Seller, the Purchased Subsidiaries or the Retained Subsidiaries have made an offer of minimum essential coverage to full time Business Employees and their dependents such that the Purchased Subsidiaries are not responsible for any assessable payment under Section 4980H(a) or (b) of the Code.

(h)             With respect to each Benefit Plan that is subject to Title IV of ERISA, (i) the Purchased Subsidiaries and their ERISA Affiliates have satisfied the minimum funding standards of Section 430 of the Code; (ii) no reportable event within the meaning of Section 4043(c) of ERISA has occurred since January 29, 2013, other than any such event for which the 30-day notice period has been waived by the Pension Benefit Guaranty Corporation (the “PBGC”), (iii) since January 29, 2013, all premiums required to be paid to the PBGC since January 29, 2013 have been timely paid in full; (iv) no cessation of operations that is treated as a withdrawal under Section 4062(e) of ERISA has occurred, (v) all notices related to reportable events, annual funding notices, notices required under Sections 204(h), 4010, 4062 and 4063 of ERISA, and notices related to unpaid contributions required to be provided to the PBGC since January 29, 2013 and participants have been made, and (vi) the Purchased Subsidiaries and their ERISA Affiliates have no unsatisfied liabilities under Title IV of ERISA, other than for PBGC premiums or plan contributions that are due but not delinquent under Section 4007 of ERISA. With respect to each Multiemployer Plan: (1) neither the Purchased Subsidiaries nor any of their ERISA Affiliates has completely or partially withdrawn from, or incurred any “withdrawal liability” (pursuant to Part I of Subtitle E of Title IV of ERISA), to any such plan which has not been satisfied in full, (2) none of the Purchased Subsidiaries nor any of their ERISA Affiliates has received any notification that any such plan is in reorganization, has been terminated, is insolvent, or has experienced a mass withdrawal or is reasonably expected to be in reorganization, to be insolvent, to be terminated, or to experience a mass withdrawal, (3) neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated in this Agreement will result in the Buyer or Purchased Subsidiaries incurring any “withdrawal liability” (pursuant to Part I of Subtitle E of Title IV of ERISA) to any such plan, (4) all contributions required to be made since January 29, 2013 to such a Multiemployer Plan have been timely paid in full, and (5) the Purchased Subsidiaries and each of their ERISA Affiliates have performed all obligations required to be performed by them under, and are not in violation or default under, any Multiemployer Plan.

(i)             Section 3.17(i) of the Disclosure Schedule sets forth, to the Seller’s best knowledge, a reasonably accurate estimate of any withdrawal liability (pursuant to Part I of Subtitle E of Title IV of ERISA) for each Multiemployer Plan to which any Purchased Subsidiary contributes on behalf of any employee or any ERISA Affiliate of any Purchased Subsidiary contributes on behalf of any Business Employee.

(j)             There are no pending, promised, or committed material undertakings to increase post-employment health, life and welfare benefits to Business Employees or former employees of the Purchased Subsidiaries and their dependents or to extend such benefits to new classes of Business Employees or former employees of the Purchased Subsidiaries and their dependents.

(k)             Seller has provided to Buyer within the time frame specified below, a true, accurate and complete list of the name of each employee who is primarily dedicated to the Business as of the date hereof or as of the date of the revised list contemplated by the following sentence, as applicable (each a “Business Employee”), including such employee’s employing entity, work location, current base compensation, cash and equity bonus opportunity for the current year, actual cash and equity bonus payments in the prior year, start date of services (including with Seller, a Retained Subsidiary, a Purchased Subsidiary or any of their respective Affiliates) and title or position (the “Employee List”). At least three Business Days prior to the Closing Date, Seller shall have provided Buyer a revised version of the Employee List that reflects information that is current as of 10 or fewer Business Days prior to the Closing Date. Notwithstanding the foregoing, Seller may anonymize or aggregate the foregoing data to the extent that Seller reasonably determines is necessary to comply with any Applicable Laws relating to data privacy.

(l)             (i) No Purchased Subsidiary is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement, collective agreement, works council, or other similar agreement with a union, trade union, council of trade unions, employee bargaining agency, affiliated bargaining agent or other labor organization, nor are any Purchased Subsidiary Employees represented by a union or other labor organization for purposes of collective bargaining, including by way of certification, interim certification, voluntary recognition, or succession rights, (ii) since January 29, 2013, to the knowledge of the Seller there has not been, nor has there been any threat of, any union, trade union, council of trade unions, employee bargaining agency, affiliated bargaining agent or other labor organization campaign or petition for certification to become the bargaining representative of any Business Employees, nor any labor strike, slowdown, work stoppage, lockout, concerted refusal to work overtime affecting any Business Employees; and (iii) there are no written agreements that modify the terms of the collective bargaining agreements, collective agreements, work council, or other similar agreements entered into by the Purchased Subsidiaries and, to the knowledge of the Seller, the Purchased Subsidiaries have not committed any material breaches of their obligations under the aforementioned agreements.

(m)             (i) Each Purchased Subsidiary is in material compliance with all Applicable Law pertaining to employment, employee safety, occupational health, employee classification and employment practices, including those relating to labor management relations, wages, hours, overtime, vacation pay, discrimination, sexual harassment, human rights, pay equity, civil rights, affirmative action, work authorization, immigration, safety and health and continuation coverage under group health plans, and (ii) there are no material actions, suits, claims, investigations, grievances, arbitration proceedings, unfair labor practice charges or other legal proceedings against any Purchased Subsidiary pending, or, to Seller’s knowledge threatened to be brought, initiated or filed, in connection with any Business Employee or former employee of a Purchased Subsidiary or applicant for employment with, or independent contractor or consultant of any Purchased Subsidiary, including any claim or allegation relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, improper classification or any other employment related matter arising under Applicable Law. The Purchased Subsidiaries in Canada have each materially complied with any orders issued under occupational health and safety legislation and there are no appeals of any orders currently outstanding.

(n)             There are no Unfunded Foreign Plan Obligations under any Purchased Subsidiary Benefit Plan.

(o)             The acquisition of the Shares pursuant to this Agreement will not constitute a change in the ownership or effective control of (or a change in the ownership of a substantial portion of the assets of) the Seller (or, if applicable, the common parent of the Seller Group including the Seller) for purposes of Section 280G or the Treasury Regulations promulgated thereunder. None of the Seller, Retained Subsidiaries or Purchased Subsidiaries has any obligation to gross up any Business Employees for Taxes.

Section 3.18.      Environmental Compliance. (a) Except for matters that are disclosed on Section 3.18 of the Disclosure Schedule:

           (i)            with respect to the Purchased Subsidiaries, the Business and the Real Property, Seller and its Purchased Subsidiaries are and since January 29, 2013 have been in material compliance with, and no material liability has arisen under, all applicable Environmental Laws as in effect on the date hereof;

           (ii)            with respect to the Purchased Subsidiaries, the Business and the Real Property, (x) the Seller and its Purchased Subsidiaries possess all material Permits required by all applicable Environmental Laws as in effect on the date hereof; (y) all such Permits are valid and in full force and effect; and (z) neither Seller nor any of its Subsidiaries are in material default or violation, and, to the knowledge of the Seller, no condition exists that with notice or lapse of time or both would constitute a material default or violation, under such Permits;

           (iii)            (x) no written notice, demand, order, judgment, decree, request for information, complaint or penalty has been received or entered into by Seller or any of its Purchased Subsidiaries, and (y) there is no Action pending or, to the knowledge of the Seller, threatened, in the case of each of (x) and (y), which (A) alleges a material violation of or material liability arising under any Environmental Law, (B) relates to the Purchased Subsidiaries, the Business or the Real Property and (C) has not been settled, dismissed, paid or otherwise resolved, with no material outstanding obligations remaining;

           (iv)            there have been no releases of Hazardous Substances at the Real Property, and the Purchased Subsidiaries have not released Hazardous Substances at any real property formerly owned, leased or operated by any Purchased Subsidiary or at any real property to which the Business or any Purchased Subsidiary has sent hazardous waste for disposal, except for such releases that would not result in material liability to any Purchased Subsidiary;

           (v)            the Seller (solely with respect to the Purchased Subsidiaries, the Business and the Real Property), the Purchased Subsidiaries and their predecessors have not, by contract, assumed or retained any material liability or obligation pertaining to environmental compliance or releases of Hazardous Substances as a result of the acquisition or disposition of any assets or real property; and

           (vi)            Seller has provided copies of all Phase I environmental site assessment reports and Phase II reports relating to the Real Property conducted since January 29, 2013, which, in each case, are in the possession or control of the Purchased Subsidiaries or the Seller.

(b)             The representations and warranties in Section 3.09 (but solely to the extent Section 3.09 pertains to environmental matters) and this Section 3.18 are the exclusive representations or warranties made by Seller with respect to Environmental Laws, Hazardous Substances or any other environmental matters.

Section 3.19.      Taxes. Seller hereby represents and warrants to Buyer that:

(a)             Each of the Purchased Subsidiaries has timely filed, or caused to be timely filed, with the appropriate Taxing Authorities, all income Tax Returns and other material Tax Returns that are required to be filed or fulfilled by, or with respect to, each of the Purchased Subsidiaries, and each such Tax Return is true, correct and complete in all material respects, and all Taxes shown as due on any such Tax Return have been timely paid;

(b)             Since the Balance Sheet Date, neither the Seller nor any Purchased Subsidiary has(i) changed any material Tax election or other material Tax practice or material Tax procedure of any of the Purchased Subsidiaries, (ii) made any material Tax election with respect to a Purchased Subsidiary inconsistent with its past practice, (iii) changed any method of accounting or accounting period used by any Purchased Subsidiary for Tax purposes, (iv) amended any material Tax Return of any Purchased Subsidiary, or (v) entered into any material agreement with any Taxing Authority (including a “closing agreement” under Code Section 7121) with respect to any Tax or Tax Returns;

(c)             No Purchased Subsidiary has any material liability for any delinquent Taxes (whether or not relating to any Tax Return);

(d)             Each Purchased Subsidiary has timely and properly withheld (i) all material Taxes from payments to its employees, agents, contractors, shareholders, lenders, and other Persons and (ii) all material sales, use, ad valorem, and value added Taxes and each Purchased Subsidiary has timely remitted all Taxes actually withheld to the proper Taxing Authority in accordance with all Applicable Laws;

(e)             There is no claim, audit, action, suit, proceeding, examination or investigation now pending or threatened in writing against or with respect to any of the Purchased Subsidiaries in respect of any material Tax and neither the Seller nor any Purchased Subsidiary has received in the past two years a written notice from any Taxing Authority that any Purchased Subsidiary is required to pay Taxes or file Tax Returns in a jurisdiction in which such Purchased Subsidiary does not file Tax Returns or pay Taxes;

(f)             No Purchased Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a Seller Group or a Legacy Group), (ii)

has any liability for Taxes of another Person, other than a member of a Seller Group or a Legacy Group, under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. law), (iii) has any liability for Taxes of another Person as a successor or transferee (other than a member of a Seller Group or a Legacy Group) or (iv) has any liability for any Tax of a Seller Group (or member thereof other than another Purchased Subsidiary) other than those Taxes that are Combined Taxes or that are set forth in clauses (i), (ii), or (iii);

(g)            As of the Closing Date, no Purchased Subsidiary is a party to, is otherwise bound by or has any obligation under, any Tax Sharing Agreement;

(h)            No Purchased Subsidiary has participated or engaged in any transaction that constitutes a “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2);

(i)            During the two year period ending on the date hereof, no Purchased Subsidiary was a distributing corporation or a controlled corporation in a transaction intended to be governed in whole or in part by Section 355 of the Code;

(j)            There are no Liens for Taxes on any assets of any of the Purchased Subsidiaries (or on any shares of any of the Purchased Subsidiaries), other than Permitted Liens;

(k)           No request for a private letter ruling, request for administrative relief, request for technical advice, request for a change of any method of accounting, or any other similar request is pending with any Taxing Authority, in each case, that could have a material and adverse effect on the Taxes or Tax Returns of any Purchased Subsidiary;

(l)           No Purchased Subsidiary is subject to a material Tax holiday, Tax incentive or Tax grant in any jurisdiction;

(m)         No Purchased Subsidiary is required to include an item of income, or exclude an item of deduction, for any Post-Closing Tax Period as a result of (i) an installment sale transaction occurring on or before the Closing governed by Code Section 453 (or any similar provision of state, local or non-U.S. Laws); (ii) a transaction occurring on or before the Closing that was reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Laws); (iii) any prepaid amount; (iv) a change in method of accounting with respect to a Pre-Closing Tax Period or (v) an agreement entered into with any Taxing Authority (including a “closing agreement” under Code Section 7121) on or prior to the Closing Date;

(n)          No election (including a protective election) has been made pursuant to Code Section 108(i) that could affect the Taxes of any Purchased Subsidiary for a Post-Closing Tax Period;

(o)             Each Purchased Subsidiary is properly classified as a corporation for U.S. federal income tax purposes and no election under Treasury Regulation Section 301.7701-3 has been made (or is pending) with respect to any Purchased Subsidiary;

(p)             No Purchased Subsidiary (i) with respect to any circumstances with respect to which an applicable income Tax treaty is in force, has a “permanent establishment” for any applicable income Tax treaty purposes, or (ii) with respect to any circumstances with respect to which no applicable income Tax treaty is in force, engages in (or has engaged) in a trade or business, in each case, in a country other than the country in which such Purchased Subsidiary is incorporated or otherwise organized;

(q)             Each of the Purchased Subsidiaries has complied in all material respects (including maintaining appropriate documentation) with all transfer pricing rules applicable to the Purchased Subsidiaries under Applicable Laws (including those contained in the Code or the ITA);

(r)             Each of the Purchased Subsidiaries has not, and has never been deemed to have for purposes of the ITA, acquired or had the use of property for proceeds greater than the fair market value thereof from, or disposed of property for proceeds less than the fair market value thereof to, or received or performed services or had the use of property for other than the fair market value from or to, or paid or received interest or any other amount other than at a fair market value rate to or from, any Person with whom it does not deal at arm’s length within the meaning of the ITA;

(s)             The Shares are not “taxable Canadian property” within the meaning of the ITA; and

(t)             There are no circumstances existing which could result in the application of Section 17, Section 78, Section 79, or Sections 80 to 80.04 of the ITA, or any equivalent provision under Applicable Laws, to the Purchased Subsidiaries and none of the Purchased Subsidiaries has claimed nor will claim any reserve under any provision of the ITA or any equivalent provincial provision, if any amount could be included in the income of such Purchased Subsidiary for any period ending after the Closing.

This Section 3.19, and the representations and warranties in Section 3.17 that relate to Taxes, contain the sole and exclusive representations and warranties of Seller with respect to Taxes.

Section 3.20.      Sufficiency. Assuming receipt of all required consents, approvals and authorizations, on the Closing Date the Purchased Subsidiaries will own, possess, have a valid license to, have a valid lease in or otherwise have the right to use all of the rights, properties and assets necessary to conduct the Business in substantially the same manner as currently conducted on the date hereof (and as conducted during the 12 months preceding the date hereof) by the Seller and its Affiliates (taking into account all other Transaction Documents and except for Intellectual Property Rights, IT Assets and insurance), including the assets set forth on Section

3.20 of the Disclosure Schedule (except for immaterial assets and assets disposed of in the ordinary course of business).

Section 3.21.      Customers and Suppliers. Section 3.21 of the Disclosure Schedule sets forth a true, correct and complete list of names of the 30 largest customers for the Purchased Subsidiaries taken as a whole (the “Top Customers”) by fiscal year 2015 annual revenue and the 30 largest suppliers for the Purchased Subsidiaries taken as a whole (the “Top Suppliers”) by fiscal year 2015 annual expenditures, and the dollar amount of purchases or sales, as applicable, for each Top Customer and Top Supplier during the year ended May 31, 2015 and the three-month period ended August 30, 2015. As of the date hereof, no Top Supplier or Top Customer has notified the Purchased Subsidiaries in writing that it intends to cease or substantially reduce the purchase or supply of products, goods or services of or to the Business.

Section 3.22.      Accounts Receivable. All accounts receivable of the Purchased Subsidiaries reflected on the books and records of the Purchased Subsidiaries (a) are reflected in accordance with GAAP consistently applied with the accounting methods used in Exhibit A and its Supporting Documentation, (b) have arisen from bona fide transactions in the ordinary course of business and (c) to the knowledge of the Seller as of the date hereof, are good, genuine and valid receivables (subject to no counterclaims, deduction, credit or offset) in all material respects, in the aggregate amount thereof, except to the extent of the allowance for doubtful accounts and subject to customary trade discounts.

Section 3.23.      Inventory. As of the date hereof, the inventories reflected on the Balance Sheet and the inventories acquired or manufactured since the Balance Sheet Date, other than, in each case, inventory sold since the Balance Sheet Date, consist of items of quality and quantity usable and salable in the ordinary course of business at market values not less than the carrying value on the books of the Purchased Subsidiaries; the values of obsolete materials and materials of below-standard quality have been written down to realizable market value, or adequate reserves have been provided therefor; and the values at which such inventories are carried reflect the lower of cost and fair market value in accordance with GAAP consistently applied with the accounting methods used in Exhibit A and its Supporting Documentation. To the knowledge of the Seller, all products of the Purchased Subsidiaries which were manufactured by or on behalf of the Purchased Subsidiaries prior to the Closing were manufactured in compliance with all applicable product specifications, good manufacturing practices and Applicable Law The levels of inventory of the Purchased Subsidiaries have, since the Balance Sheet Date, been maintained in the ordinary course of business consistent with the reasonably anticipated requirements of the Purchased Subsidiaries.

Section 3.24.      Product Warranty, Recalls and Label Claims. Since May 31, 2015, there have been no written claims against the Purchased Subsidiaries alleging any defects in their products, or alleging any failure of the products or services of the Purchased Subsidiaries to meet applicable specifications, warranties or contractual commitments in each case that would reasonably be expected to result in a liability of any Purchased Subsidiary in excess of $250,000. The Purchased Subsidiaries’ finished goods which have been produced but not sold by the

Purchased Subsidiaries prior to the date hereof, or which have been sold to customers during the 12 calendar months prior to the date hereof, are free from material defects and conform in all material respects to applicable specifications, warranties and contractual commitments. Since May 31, 2015, no products produced or sold by the Purchased Subsidiaries have been subject to any customer-wide, product-wide or field-wide recall (but excluding any ordinary course product returns or customer satisfaction campaigns) and, to the knowledge of the Seller as of the date of this Agreement, no facts or circumstances exist that would reasonably be expected to result in any such recall.

Section 3.25.      Affiliated Transactions. Section 3.25 of the Disclosure Schedule sets forth a list of any contracts (other than (x) the Transaction Documents and other contracts expressly contemplated hereby or thereby and (y) contracts related to a Person’s employment or role as a director or similar contract or arrangement) by and between any Purchased Subsidiary, on the one hand, and Seller, any Affiliate of Seller (other than any Purchased Subsidiary) or any officer, director or employee of Seller or any such Affiliate of Seller, on the other hand (each, a “Related Party Contract”). Each Related Party Contract is on commercially reasonable terms.

Section 3.26.      No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 3, NEITHER SELLER NOR ANY OTHER PERSON MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE SHARES, SELLER, THE PURCHASED SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR THE BUSINESS, AND SELLER EXPRESSLY DISCLAIMS ANY OTHER REPRESENTATIONS, WARRANTIES, FORECASTS, PROJECTIONS, STATEMENTS OR INFORMATION, WHETHER MADE OR FURNISHED BY SELLER OR ANY OF ITS AFFILIATES OR ANY OF ITS OR THEIR REPRESENTATIVES OR ANY OTHER PERSON.

Article 4
Representations and Warranties of Buyer

Buyer represents and warrants to Seller as of the date hereof and on the Closing Date that:

Section 4.01.      Corporate Existence and Power. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and authority and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.

Section 4.02.      Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. The execution, delivery and performance of each other Transaction

Document to which Buyer or any of its Affiliates is a party, by Buyer and any such Affiliates, and the consummation of the transactions contemplated thereby, are within Buyer’s and any such Affiliate’s corporate powers and have been, or will be prior to their execution, delivery and performance, duly authorized by all necessary corporate action on the part of Buyer and any such Affiliates. Assuming due and valid execution by each other party hereto, this Agreement constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions. Assuming due and valid execution by each other party thereto, each other Transaction Document to which Buyer or any of its Affiliates is a party constitutes or, upon the execution and delivery thereof by Buyer and any such Affiliate, shall constitute, a valid and binding agreement of Buyer and any such Affiliate, enforceable against Buyer and any such Affiliate in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.03.      Governmental Authorization. The execution, delivery and performance by Buyer and its Affiliates of this Agreement and each other Transaction Document to which Buyer or its Affiliate are a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act or the Competition Act, (ii) compliance with any other applicable Competition Laws and (iii) any such action or filing as to which the failure to make or obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.

Section 4.04.      Noncontravention. The execution, delivery and performance by Buyer and its Affiliates of this Agreement and each other Transaction Document to which Buyer or its Affiliates are a party and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate the certificate of incorporation or bylaws of Buyer or such Affiliates, (ii) assuming compliance with the matters set forth in Section 4.03, violate any Applicable Law, (iii) require any consent, notice or other action by any Person under, result in a violation or breach of any of the terms, conditions or provisions of, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or such Affiliates or to a loss of any benefit to which Buyer or such Affiliates are entitled under any provision of any agreement or other instrument binding upon Buyer or such Affiliates or (iv) result in the creation or imposition of any material Lien on any asset of Buyer or such Affiliates, with such exceptions, in the case of each of clauses (ii) through (iv), as would not, individually or in the aggregate, prevent or delay the consummation of the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.

Section 4.05.      Financing. (a) Buyer has delivered to Seller complete and correct fully executed copies of the commitment letter, dated as of the date hereof, by and among Bank of America, N.A., JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, SunTrust Bank, Bank of Montreal and certain of their respective affiliates (together with any other Persons (other than Buyer or any of its Affiliates) that otherwise have entered into or will enter into agreements in connection with the Debt Financing or debt or other financing in connection with the transactions contemplated by this Agreement, together with their respective Affiliates, and their and any such Affiliates’ officers, directors, employees, agents and representatives involved in any Debt Financing, or, if applicable, the Alternate Debt Financing, collectively, the “Financing Sources”) (such letters, together with all annexes, exhibits, schedules and other attachments thereto, as may be amended or modified to the extent permitted hereunder, the “Debt Financing Commitments”), pursuant to which the lenders (and certain of their Affiliates) party thereto have committed, severally and not jointly, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses (the “Debt Financing”). As of the date hereof, none of the Debt Financing Commitments has been amended or modified in any respect, no provisions or rights therein have been waived, the respective commitments contained in the Debt Financing Commitments have not been withdrawn, terminated, rescinded or otherwise modified in any respect, nor is any such amendment, modification, withdrawal or rescission currently contemplated except as expressly set forth therein with respect to reductions in the amount of the commitments contained in the Debt Financing Commitments with proceeds from a public or private offering of equity or debt securities consummated on or prior to the Closing (a “Securities Financing”) (any such reduction, a “Permitted Commitment Reduction”). Except for fee letters relating to fees with respect to the Debt Financing (complete copies of which have been provided to the Seller, with only fee, “securities demand,” flex and certain other economic terms redacted (as the same may be amended or modified to the extent permitted hereunder, the “Redacted Fee Letter”), provided that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing), as of the date of this Agreement there are no side letters or other contracts or understandings related to the funding of the Debt Financing other than the Debt Financing Commitments and Redacted Fee Letter delivered to the Buyer prior to the date of this Agreement (other than any customary engagement letter that does not impact the conditionality or amount of the Debt Financing). Buyer has fully paid any and all commitment fees or other fees in connection with the Debt Financing Commitments that are payable on or prior to the date of this Agreement and, as of the date hereof, the Debt Financing Commitments are in full force and effect and are legal, valid, binding and enforceable obligations of Buyer and, to the knowledge of Buyer, each of the other parties thereto, subject to the Enforceability Exceptions. As of the date hereof, assuming the accuracy of the representations and warranties of the Seller set forth in Article 3 in all material respects, no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Buyer or, to the knowledge of Buyer, any other party thereto under any of the Debt Financing Commitments. As of the date hereof, Buyer is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Buyer under any Debt Financing Commitment inaccurate in any respect taking into account any materiality or other qualifications set forth therein. There are no conditions precedent or contingencies directly or indirectly related to the funding of the full amount of the Debt Financing (including any flex provisions) other than the conditions precedent expressly set forth in the Debt Financing Commitments. Assuming the commitments contained in the Debt Financing Commitments are funded in accordance with their terms (after giving effect to the flex provisions and notwithstanding any Permitted Commitment Reductions), Buyer will have at and after the Closing funds sufficient to (i) pay the Closing Purchase Price, (ii) pay any and all fees and expenses required to be paid by Buyer in connection with the acquisition of the Shares and the Debt Financing, and (iii) satisfy all of the other payment obligations of Buyer contemplated hereunder.

(b)             Buyer acknowledges and agrees that notwithstanding anything to the contrary in this Agreement, the consummation of any financing transaction shall not be a condition to the obligation of Buyer to consummate the transactions contemplated by this Agreement or the other Transaction Documents.

Section 4.06.      Litigation. There are no Actions pending against or, to the knowledge of Buyer, threatened against, Buyer, except for such Actions as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.

Section 4.07.      Finders’ Fees. Except for Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, whose fees and expenses shall be paid by Buyer, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

Section 4.08.      Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Purchased Subsidiaries and the Shares as contemplated hereunder. Buyer acknowledges and agrees that the Purchased Subsidiaries and the Shares are sold on an “as is where is” basis and Buyer agrees to accept the Purchased Subsidiaries and the Shares in the condition they are in on the Closing Date and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in Article 3 of this Agreement. Without limiting the generality of the foregoing, Buyer acknowledges that Seller makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer or its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Purchased Subsidiaries or their future business and operations or (ii) except as expressly set forth in this Agreement, any other information or documents made available to Buyer or its Representatives with respect to the Purchased Subsidiaries.

Section 4.09.      Purchase for Investment. Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.

Section 4.10.      Qualified Stock Purchase. The transaction occurring pursuant to Section 2.01 of this Agreement qualifies as a “qualified stock purchase” within the meaning of Section 338(d)(3) of the Code.

Article 5
Covenants of Seller

Seller agrees that:

Section 5.01.      Conduct of the Business. From the date hereof until the Closing Date, except (v) for the Pre-Closing Transactions, (w) as set forth in Section 5.01 of the Disclosure Schedule, (x) as contemplated by this Agreement or the other Transaction Documents, (y) as required by Applicable Law or (z) with Buyer’s written consent, Seller shall (i) conduct the Purchased Subsidiaries’ business in the ordinary course consistent with past practice in all material respects, and (ii) use its reasonable best efforts to (A) preserve intact the Purchased Subsidiaries’ business, operations, organization, goodwill and reputation, (B) maintain the good will of the Purchased Subsidiaries’ customers, suppliers, lenders and other Persons to whom the Purchased Subsidiaries sells goods or provides services, (C) keep available the services of key employees of the Business, and (D) maintain substantially the same levels of coverage of insurance as provided on the date hereof. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except (v) for the Pre-Closing Transactions, (w) as set forth in Section 5.01 of the Disclosure Schedule, (x) as contemplated by this Agreement, (y) as required by Applicable Law or (z) with Buyer’s written consent, Seller shall cause the Purchased Subsidiaries not to:

(a)             amend in any material respect the articles of incorporation, bylaws or other similar organizational documents of any Purchased Subsidiary;

(b)             authorize, issue, sell or otherwise dispose of any equity securities of the Purchased Subsidiaries, or split, combine or reclassify any of the equity securities of the Purchased Subsidiaries or redeem, purchase, repurchase, retire or otherwise acquire any of its outstanding equity securities, or grant any options, warrants, or rights with respect to any equity securities in the Purchased Subsidiaries’ capital or bonds, debentures, notes or other corporate security other than with respect to transactions between the Purchased Subsidiaries;

(c)             cease to operate the Purchased Subsidiaries’ properties (either permanently or temporarily other than scheduled shut downs for routine maintenance) or cease to carry on a material part of the Business as operated or carried on immediately before the date hereof;

(d)             effect any dissolution, winding-up, liquidation or termination of the Purchased Subsidiaries;

(e)             acquire a material amount of assets from any other Person except (i) pursuant to existing contracts or commitments or (ii) otherwise in the ordinary course of business consistent with past practice;

(f)             acquire any material business or Person, by merger, amalgamation or consolidation, purchase or sale of substantial assets or equity interests, or by any other manner;

(g)             sell, lease, license or otherwise dispose of any material assets of the Purchased Subsidiaries except (i) pursuant to existing contracts or commitments, (ii) cash dividends or other cash distributions to Seller or its Affiliates or (iii) otherwise in the ordinary course of business consistent with past practice;

(h)             transfer to any person any rights to the Registered Intellectual Property Rights or any other material Intellectual Property Rights owned by the Purchased Subsidiaries, except in connection with sales of the Purchased Subsidiaries’ products or services in the ordinary course of business;

(i)             create or otherwise incur any Lien on the material assets of the Purchased Subsidiaries, other than Permitted Liens;

(j)             incur any capital expenditures, except for (i) those contemplated by the capital expenditure budget attached as Section 5.05 of the Disclosure Schedule, and (ii) unbudgeted capital expenditures not to exceed $500,000 individually or $1,000,000 in the aggregate;

(k)             issue, create, assume, guarantee or incur any additional indebtedness for borrowed money in an aggregate principal amount exceeding $500,000 individually or $1,000,000 in the aggregate (net of any amounts of indebtedness discharged during such period), other than (x) in the ordinary course of business, (y) that will be settled or repaid in full prior at or to Closing or (z) solely between or among Purchased Subsidiaries;

(l)             enter into any arrangement pursuant to which any Purchased Subsidiary shall assume, guarantee or otherwise become liable with respect to the liabilities (other than indebtedness for borrowed money, which is the subject of Section 5.01(k)) of any Person (other than any Purchased Subsidiaries), other than (x) in the ordinary course of business or (y) that will be settled or repaid in full prior at or to Closing;

(m)             other than in connection with actions permitted by Section 5.01(j), make any material loans, advances or capital contributions to, or investments in, any other Person, other than (i) in the ordinary course of business consistent with past practice, (ii) to any other Purchased Subsidiary or (iii) amounts that will be repaid in full at or prior to the Closing;

(n)             waive or cancel any material claim, account receivable, trade account or right outside the ordinary course of business;

(o)             except as required by Applicable Law, amend or modify in any material respect or terminate any Material Contract or Real Property Lease;

(p)             enter into any contract that would have been a Material Contract had it been entered into prior to the date hereof except, solely with respect to Material Contracts relating to the purchase of raw materials that have a term of less than one year, in the ordinary course of business consistent with past practice;

(q)             settle or offer to settle, any material Action involving the Purchased Subsidiaries, except where the amount paid in settlement or compromise does not exceed (i) the amount of any reserves reflected on the Balance Sheet in respect of such Action or (ii) the aggregate coverage provided for under any insurance policy in respect of such Action, in either case, so long as such settlement does not impose any non-monetary terms and conditions on the Purchased Subsidiaries after the Closing;

(r)             make any material change in any method of financial accounting, except for any such change required by reason of a concurrent change in GAAP or other Applicable Law;

(s)             materially increase the compensation or benefits of the Business Employees other than in the ordinary course of business consistent with past practice or as required by Applicable Law or the terms of any Benefit Plan or collective bargaining or other labor agreement;

(t)             enter into, adopt, amend, or terminate any employment agreement, or terminate or hire any Key Employee, or other Business Employee above the grade of director or engage in a reduction in force with respect to the Business Employees;

(u)             enter into, adopt, amend or terminate any Purchased Subsidiary Benefit Plan or any Benefit Plan, except in each case as would not reasonably be expected to result in a liability that is material to the Purchased Subsidiaries taken as a whole;

(v)             enter into, materially amend, or terminate any collective bargaining agreement, collective labor agreement or similar agreements with respect to Business Employees; or

(w)             agree or commit to do, whether or not in writing, any of the foregoing.

For the avoidance of doubt, nothing in this Section 5.01 shall restrict Seller or any of its Subsidiaries, in any respect, from taking any action to (i) cause each Purchased Subsidiary to dividend, distribute or otherwise pay to Seller or any of its Affiliates any or all of the cash and cash equivalents of such Purchased Subsidiary; (ii) remove, or cause any Subsidiary to remove and pay to Seller or any of its Affiliates any cash and cash equivalents held in any bank account of any Purchased Subsidiary, (iii) settle intercompany balances between any Purchased Subsidiary, on the one hand, and Seller or any Retained Subsidiary, on the other hand, and make capital increases or decreases in connection therewith, (iv) in connection with any of the foregoing clauses (i), (ii) or (iii), cause any Purchased Subsidiary to incur indebtedness for borrowed money from another Purchased Subsidiary and (v) otherwise comply with or give effect to the provisions of this Agreement.

Section 5.02.      Confidentiality. Seller shall not, and shall cause its controlled Affiliates and Representatives not to, for a period of two years after the Closing Date, directly or indirectly, without Buyer’s consent, disclose to any third party (other than each other and their respective Representatives) any confidential or proprietary information related to the Business or the Purchased Subsidiaries or that is disclosed to Seller pursuant to the exercise of its rights under Section 7.07 hereof; provided that the foregoing restriction shall not (a) apply to any information (i) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.02) or (ii) independently developed by Seller or any of its Affiliates (other than by the Purchased Subsidiaries prior to the Closing), or (b) prohibit any disclosure (i) required by Applicable Law so long as, to the extent practicable and legally permissible, Seller provides Buyer with reasonable prior notice of such disclosure and a reasonable opportunity (at Buyer’s sole expense) to contest such disclosure or (ii) made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby.

Section 5.03.      Noncompetition. As an inducement to cause Buyer to enter into this Agreement, Seller agrees that during the 36-month period commencing on the Closing Date (the “Restricted Period”), neither Seller nor any of its Subsidiaries shall engage, directly or indirectly, in the Business as it exists on the Closing Date (a “Competing Business”); provided that nothing herein shall prohibit (i) the acquisition by Seller or any of its Subsidiaries of a diversified business having not more than 20% of its sales (based on its latest annual financial statements) attributable to any Competing Business; (ii) the acquisition by Seller or any of its Subsidiaries of a diversified business for an aggregate purchase price of $100,000,000 or less having more than 20% of its sales (based on its latest annual financial statements) attributable to any Competing Business (so long as Seller uses its reasonable best efforts to divest such Competing Business or a portion thereof (or, at Seller’s option, cease conducting the Competing Business or a portion thereof) so that the Competing Business represents not more than 20% of such diversified business’s sales (based on its latest annual financial statements), within 18 months following consummation of such acquisition) or (iii) the acquisition, holding of investments or direct or indirect ownership by Seller or any of its Subsidiaries of any voting stock, capital stock or other equity interest of any Person engaged in a Competing Business, so long as such ownership interest represents not more than 20% of the aggregate voting power or outstanding capital stock or other equity interests of such Person. For the avoidance of doubt and notwithstanding the foregoing, the development, manufacture, sale and/or servicing of any products sold or in production in a line of business other than the Business (as conducted on the Closing Date) by Seller or any of its Affiliates shall not be considered a Competing Business, and a Competing Business shall not include the development, manufacture, sale, use or distribution, anywhere in the world, of any product that is being manufactured or sold by Seller or any of its Subsidiaries on the Closing Date, but is not included in the Business. This Section 5.03 shall cease to be applicable to any Person at such time as it is no longer a Subsidiary of Seller and shall not apply to any Person that purchases assets, operations or a business from

Seller or one of its Subsidiaries, if such Person is not a Subsidiary or Affiliate of Seller after such transaction is consummated. This Section 5.03 does not apply to any Subsidiary of Seller in which a Person who is not an Affiliate of Seller holds equity interests and with respect to whom Seller or another Subsidiary, as applicable, has contractual or legal obligations as of the date of this Agreement (including fiduciary duties of representatives on the board of directors or similar body of such Subsidiary) limiting Seller’s ability to impose on the subject Subsidiary a non-competition obligation such as that in this Section 5.03.

Section 5.04.      Termination of Intercompany Arrangements. On or prior to Closing, Seller shall take any and all actions necessary to (a) terminate any contract between a Purchased Subsidiary and Seller or any Retained Subsidiary and (b) repay or otherwise settle any indebtedness for borrowed money owed by a Purchased Subsidiary to Seller or any Retained Subsidiary.

Section 5.05.      Capital Expenditures. From the date hereof until the Closing Date, the Seller shall use commercially reasonable efforts to cause the Purchased Subsidiaries to incur capital expenditures in accordance with the budgeted amounts to be spent on all capital projects pursuant to the capital expenditures budget attached as Section 5.05 of the Disclosure Schedule, including all repairs and maintenance amounts budgeted with regard to repairs and maintenance for the Purchased Subsidiaries’ machinery, equipment and buildings.

Section 5.06.      Financial Information. (a) The Seller shall deliver (or cause to be delivered) to the Buyer as promptly as practicable after the date of this Agreement an audited combined balance sheet and related combined statements of operations, comprehensive income, business equity and cash flows of the Purchased Subsidiaries as of and for the fiscal years ended May 25, 2014 and May 31, 2015 and audited combined statements of operations, comprehensive income, business equity and cash flows of the Purchased Subsidiaries for the period from January 29, 2013 to May 26, 2013 in each case giving effect to the Pre-Closing Transactions.

(b)             In the event the Marketing Period has not concluded on or prior to July 30, 2016, the Seller shall deliver (or cause to be delivered) to the Buyer as promptly as practicable following the end of its fiscal year ended May 29, 2016 an audited combined balance sheet and related combined statements of operations, comprehensive income, business equity and cash flows of the Purchased Subsidiaries for the fiscal year then ended and giving effect to the Pre-Closing Transactions (together with the information set forth in Section 5.06(a), but only to the extent required to be delivered by Seller hereunder as of the date of determination, the “Audited Financial Statements”).

(c)             The Seller shall deliver (or cause to be delivered) to the Buyer as promptly as practicable following the end of the fiscal quarter ended November 29, 2015, an unaudited condensed combined balance sheet of the Purchased Subsidiaries as of November 29, 2015, and November 23, 2014 and combined statements of operations, comprehensive income, business equity and cash flows of the Purchased Subsidiaries for the six-month period ended November 29, 2015 and November 23, 2014, in each case giving effect to the Pre-Closing Transactions.

For each subsequent fiscal quarter ended after November 29, 2015 (but excluding, for the avoidance of doubt, the quarter ended May 29, 2016), in the event the Marketing Period has not concluded on or prior to 60 days following the end of the applicable quarter, the Seller shall deliver (or cause to be delivered) to the Buyer as promptly as practicable following the end of the applicable fiscal quarter unaudited condensed combined balance sheets and related statement of operations, comprehensive income, business equity and cash flows of the Purchased Subsidiaries, together with the corresponding periods in the applicable prior fiscal year, to the extent not previously provided, in each case giving effect to the Pre-Closing Transactions (the information set forth in this Section 5.06(c), but only to the extent required to be delivered by Seller hereunder as of the date of determination, the “Interim Financial Statements” and together with the Audited Financial Statements, the “Required Financial Information”).

(d)             Seller shall deliver (or cause to be delivered) to the Buyer as promptly as practicable unaudited condensed combined statements of operations of the Purchased Subsidiaries for the nine-month period ended February 22, 2015 and February 23, 2014, in each case giving effect to the Pre-Closing Transactions.

(e)             Seller will deliver or cause to be delivered within 20 days following the end of each month following the date hereof, a schedule of the amount and purpose of the capital expenditures made by the Purchased Subsidiaries during such preceding monthly period.

Section 5.07.      Pre-Closing Transactions. Prior to the Closing the Seller shall complete the Pre-Closing Transactions and shall provide reasonable evidence of such completion to Buyer.

Section 5.08.      Exclusivity. Seller shall, and shall cause the Purchased Subsidiaries and shall direct their respective directors, officers, employees, representatives and agents to immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the Buyer, the Seller and their respective Affiliates or any of their respective agents and representatives) conducted heretofore on behalf of Seller or the Purchased Subsidiaries with respect to any Acquisition Transaction. None of Seller, the Purchased Subsidiaries or any of their respective directors, officers, employees, representatives or agents will directly or indirectly, solicit, initiate, facilitate, or knowingly encourage (including by way of furnishing or disclosing non-public information) the making of any proposal with respect to any Acquisition Transaction or negotiate or otherwise facilitate, encourage, solicit, initiate or engage in discussions, negotiations or submissions of proposals or offers with any Person (other than the Buyer, the Seller and their respective Affiliates or any of their respective agents and representatives) with respect to any Acquisition Transaction, enter into any written agreement, arrangement or understanding requiring it to abandon, terminate, or fail to consummate the transactions contemplated by this Agreement or otherwise knowingly cooperate in any way with or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

Section 5.09.      Waiver of Restrictions. Seller agrees that, after the Closing, it shall, and shall cause its Affiliates to, upon request from Buyer, waive any restrictions that Seller or its

Affiliates may enforce against any other Person that would prevent, impede or delay such Person from entering into negotiations, agreements, arrangements or understandings with Buyer with respect to a possible transaction involving any portion of the Business or any of the Purchased Subsidiaries (including any restrictions on such Persons with respect to potential financing sources).

Section 5.10.      Recordals for Registered Intellectual Property Rights. Prior to or promptly after the Closing Date, Seller shall, at Seller’s expense, effect all (i) releases of all Liens (other than Permitted Liens) recorded against any Registered Intellectual Property Rights, including, if applicable, releases of Liens (other than Permitted Liens) on Registered Intellectual Property Rights for filing with the United States Patent and Trademark Office and the United States Copyright Office; (ii) effect all necessary assignment, corrective change of ownership and recordals with the United States Patent and Trademark Office, the United States Copyright Offices, and all other U.S., international and foreign Governmental Authorities, domain name registrars and other similar authorities for all Registered Intellectual Property Rights where such Registered Intellectual Property Rights is still recorded in the name of legal predecessors of the Purchased Subsidiaries or any Person other than the Purchased Subsidiaries or where the relevant recordals for such Registered Intellectual Property Rights are incorrect for any other reason.

Section 5.11.      Documentation for Registered Intellectual Property Rights. To the extent in the possession or under the control of Seller or any of its Affiliates (other than the Purchased Subsidiaries), the Seller shall provide (and shall cause its Affiliates (other than the Purchased Subsidiaries) to provide) to the Buyer promptly after the Closing Date, (i) copies of all file histories for the Registered Intellectual Property Rights; (ii) a list of the names, addresses, email addresses, and phone numbers of prosecution counsel and agents for the Registered Intellectual Property Rights; and (iii) the current docket information (including information on the payment of any registration, maintenance, or renewal fees or the filing of any documents, corrections, or replies to any Governmental Authority) for the Registered Intellectual Property Rights.

Section 5.12.      Redemption of Notes. With respect to that certain (a) Senior Secured Indenture, dated as of August 14, 2009, by and among the Purchased Company, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), (b) First Supplement Indenture, dated as of August 14, 2009, by and among the Purchased Company, the guarantors party thereto and the Trustee, providing for the issuance by the Purchased Company of 6.625% notes due August 15, 2039, (c) Second Supplemental Indenture, dated as of July 26, 2010, by and among the Purchased Company, the guarantors party thereto and the Trustee, providing for the issuance by the Purchased Company of 4.950% notes due August 15, 2020, and (d) Third Supplemental Indenture, dated as of January 29, 2013, by and among the Purchased Company, the guarantors party thereto and the Trustee, the Seller shall, and shall cause the Purchased Subsidiaries to, on or before the Closing Date, redeem or repurchase all notes outstanding under any of the foregoing indentures, and pay or cause to be paid all sums payable by the Purchased Company under any of the foregoing indentures (including any make-whole premiums owed in connection with such redemptions or repurchases).

Article 6
Covenants of Buyer

Buyer agrees that:

Section 6.01.      Confidentiality. All information provided or made available to Buyer, its Affiliates or any of their respective Representatives pursuant to any of the Transaction Documents or in connection with any of the transactions contemplated thereby, whether provided prior to or after the date hereof, shall be subject to the Confidentiality Agreement. The Confidentiality Agreement shall terminate at the Closing with respect to that portion of the Confidential Information (as defined in the Confidentiality Agreement) as relates to the Business and the Purchased Subsidiaries and otherwise shall continue in full force and effect following the Closing. If this Agreement is terminated, for any reason, prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. However, Seller acknowledges and agrees that notwithstanding anything to the contrary in this Agreement or in the Confidentiality Agreement (including Section 3 thereof which shall terminate and be of no further force and effect as of the Closing Date), following the Closing Date, Buyer shall not be prohibited, directly or indirectly, from entering into negotiations, agreements, arrangements or understandings with any other Person with respect to a possible transaction involving the sale of any portion of the Business or any of the Purchased Subsidiaries, and Buyer may share any Confidential Information (as defined in the Confidentiality Agreement) with such other Person for that purpose; provided, however, that Buyer shall cause such other Persons to execute a confidentially or similar agreement that provides substantially similar protections of Seller’s and the Purchased Subsidiaries’ confidential information as set forth in the Confidentiality Agreement. Buyer shall not, and shall cause its controlled Affiliates and Representatives not to, directly or indirectly, without Seller’s consent, disclose to any third party (other than each other and their respective Representatives and the Financing Sources and their respective Representatives) any of the terms or conditions of any of the Transaction Documents (other than this Agreement (but excluding, for clarity, the exhibits and schedules to the Agreement)); provided that the foregoing restriction shall not (a) apply to any information generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 6.01) or (b) prohibit any disclosure (i) required by Applicable Law so long as, to the extent practicable and legally permissible, Buyer provides Seller with reasonable prior notice of such disclosure and a reasonable opportunity (at Seller’s sole expense) to contest such disclosure or to seek and obtain confidential treatment with respect to all or any portion of such disclosure or (ii) made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby.

Article 7
Covenants of Buyer and Seller

Buyer and Seller agree that:

Section 7.01.      Reasonable Best Efforts; Further Assurance. (a) Subject to the terms and conditions of this Agreement, Buyer and Seller shall use their respective reasonable best efforts to take, or cause to be taken, all actions (including instituting litigation or any other Action) and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement and the other Transaction Documents as soon as practicable, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary or desirable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary or desirable to consummate the transactions contemplated by this Agreement and the other Transaction Documents as soon as practicable. Seller and Buyer agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement, to vest in Buyer ownership of the Purchased Subsidiaries.

(b)             In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall make required filings pursuant to applicable Competition Laws, including the filing of a Notification and Report Form pursuant to the HSR Act, a pre-merger notification form and request for an Advance Ruling Certificate pursuant to the Competition Act, with respect to the transactions contemplated by this Agreement as promptly as practicable. Each of Buyer and Seller shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other applicable Competition Laws and shall take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Competition Laws, and to obtain Competition Act Approval, as soon as practicable. The Buyer and Seller will each pay half of all filing fees incurred in connection with the filings contemplated in this Section 7.01.

(c)             If any objections are asserted with respect to the transactions contemplated by this Agreement or any other Transaction Documents under the HSR Act or any other applicable Competition Law, or if any Action is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated by this Agreement or any other Transaction Document as violative of the HSR Act or any other Competition Law, Buyer shall use its best efforts to promptly resolve such objections. In furtherance of the foregoing, Buyer shall, and shall cause its Subsidiaries and Affiliates to, take all actions, including (i) agreeing to hold separate or to divest any of the businesses or properties or assets of Buyer or any of its Affiliates and any assets of any Purchased Subsidiary, (ii) terminating any existing relationships and contractual rights and obligations, (iii) terminating any venture or other arrangement, (iv) creating any relationship, contractual rights or obligations of the Purchased Subsidiaries or Buyer or any of its Affiliates; (v) effectuating any other change or restructuring of the Purchased Subsidiaries or Buyer or any of its Affiliates and (vi) opposing, fully and vigorously, (A) any administrative or judicial action or proceeding that is initiated or threatened to be initiated challenging this Agreement or the consummation of the transactions contemplated hereby and (B) any request for, the entry of, and seek to have vacated or terminated, any order that could restrain, prevent or delay the consummation of the transactions contemplated hereby, including in the case of either  (A) or (B) by defending through litigation any action asserted by any Person in any court or before any Governmental Authority, and vigorously pursuing all available avenues of administrative and judicial appeal (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Governmental Authority in connection with any of the foregoing and in the case of actions by or with respect to the Purchased Subsidiaries, by consenting to such action), as may be required (x) by the applicable Governmental Authority in order to resolve such objections as such Governmental Authority may have to such transactions under the HSR Act or any other applicable Competition Law or (y) by any domestic or foreign court or other tribunal, in any Action challenging such transactions as violative of the HSR Act or any other applicable Competition Law, in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated by this Agreement as soon as practicable and in any event prior to June 24, 2016.

Section 7.02.      Certain Filings. Seller and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement or the other Transaction Documents and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking to obtain any such actions, consents, approvals or waivers in a timely manner. To the extent permitted by the relevant Governmental Authority and Applicable Law, Buyer and Seller shall (a) allow each other (including their outside counsel) to attend and participate in all meetings, discussions and other communications with all Governmental Authorities in connection with the review of the transaction contemplated by this Agreement; (b) promptly and fully inform each other of any written or material oral communications received from or given to any Governmental Authority relating to the transactions contemplated by this Agreement and provide them with copies of any such written communication; (c) permit each other to review in advance, with reasonable time and opportunity to comment, any proposed submission, correspondence or other communication to any Governmental Authority; and (d) provide reasonable prior notice to and, to the extent practicable, consult with each other in advance of any meeting, material conference or material discussion with any Governmental Authority relating to the transaction. Without limiting in any respect the parties’ obligations contained in this Agreement, in the event that the parties disagree with respect to strategy or tactics in connection with a Governmental Authority’s review of the transaction, Buyer’s decision will control.

Section 7.03.      Public Announcements. The parties agree to obtain the written consent (which shall not be unreasonably withheld, conditioned or delayed) of the other before issuing any press release or making any public statement with respect to the Transaction Documents or the transactions contemplated thereby; provided, however, that a party may, without the prior consent of the other party, but only following consultation with the other party to the extent practicable, issue such public disclosure as may be required by Applicable Law or any listing agreement with any national securities exchange to which the disclosing party is subject.

Section 7.04.      Notices of Certain Events. Each of Seller and Buyer shall promptly notify the other party of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by any Transaction Documents if the failure to obtain such consent would be reasonably likely to have a Material Adverse Effect; (ii) any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by any Transaction Documents; (iii) the commencement of any Action that, if pending on the date of this Agreement, would have been required to be disclosed pursuant to, in the case of Seller, Section 3.11, or, in the case of Buyer, Section 4.06; or (iv) any fact or occurrence which any such party obtains knowledge after the date hereof and which if existing and known at the date of this Agreement would have been required to be set forth or disclosed in or pursuant to this Agreement and which would cause a condition to any party’s obligations under this Agreement not to be fully satisfied. Seller will, as soon as reasonably practicable, advise Buyer of any knowledge of Seller of a breach (notwithstanding any grace or cure period) of any Material Contract after the date hereof which would reasonably be expected to result in the modification, amendment, termination or cancellation of such Material Contract. Notwithstanding anything to the contrary contained herein, Seller’s failure to comply with this Section 7.04 shall not, in and of itself, (x) be taken into account in determining whether the conditions set forth in Section 10.02 have been satisfied or (y) entitle any Buyer Indemnified Party to indemnification, except to the extent such Buyer Indemnified Party was actually prejudiced by such failure.

Section 7.05.      Non-solicit; Non-hire. (a) For a period of 18 months following the Closing Date, Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly solicit (or cause to be directly or indirectly solicited) for employment any employee of Buyer or its Subsidiaries who is a Transferred Employee as of immediately following the Closing (any such employee, a “Covered Business Employee”); provided that (i) the foregoing restriction shall not apply to (A) generalized searches for employees through media advertisements of general circulation, employment search firms, open job fairs or other similar means which are not specifically targeted at such Covered Business Employees or hiring any person that responds to the same or (B) any Covered Business Employee whose employment is terminated by the Buyer or any of its Affiliates (including any Purchased Subsidiary) and (ii) with respect to any Covered Business Employee who voluntarily ceases employment with Buyer or its Affiliates (including any Purchased Subsidiary), the foregoing restriction shall terminate upon the date that is six months following the cessation of such Covered Business Employee’s employment with Buyer or its Affiliates (including any Purchased Subsidiary). Notwithstanding the foregoing, Seller and its Subsidiaries shall not, directly or indirectly, employ or engage in consulting or any other business activity with any Key Employee for a period of twelve months following the Closing Date.

(b)             For a period of 18 months following the Closing Date, Buyer shall not, and shall cause its Affiliates (including the Purchased Subsidiaries) not to, directly or indirectly solicit (or cause to be directly or indirectly solicited) for employment any person who is at the time of such solicitation or was within the six months preceding such solicitation an employee of Seller or any of its Subsidiaries (other than any Transferred Employee) with the title of “Director” (or any comparable or senior title) and/or in a plant manager role and/or with whom Buyer had contact or who (or whose performance) became known to Buyer in connection with Buyer’s evaluation, negotiation or consummation of the transactions contemplated hereby; provided that (i) the foregoing restriction shall not apply to (A) generalized searches for employees through media advertisements of general circulation, employment search firms, open job fairs or other similar means which are not specifically targeted at such persons or hiring any person who responds to the same or (B) any such person whose employment is terminated by Seller or any of its Affiliates, (ii) with respect to any such person who voluntarily ceases employment with Seller or its Affiliates, the foregoing restrictions shall terminate upon the date that is six months following the cessation of such person’s employment with Seller or its Affiliates and (iii) in the case of employees of Seller or its Subsidiaries who provide services to Buyer pursuant to the Transition Services Agreements, the foregoing restriction shall apply until the 18-month anniversary of the last date on which the services of such employees are provided pursuant thereto (provided that this clause (iii) shall not apply to any person whose employment is terminated by Seller or any of its Affiliates other than for cause).

Section 7.06.      Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege. (a) Buyer waives and agrees not to assert, and agrees to cause its Affiliates (including, after the Closing, the Purchased Subsidiaries) to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller or any of its Affiliates or any shareholder, officer, employee or director of Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving or relating to this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby, by any legal counsel currently representing Seller or any of its Affiliates, including any Purchased Subsidiary, in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby (the “Current Representation”).

(b)             Buyer waives and agrees not to assert, and agrees to cause its Affiliates (including, after the Closing, the Purchased Subsidiaries) to waive and to not assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Buyer or any of its Affiliates, and following the Closing, with any Purchased Subsidiary, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Seller; provided that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby, or to communications with any Person other than the Designated Persons and their advisers.

(c)             Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Purchased Subsidiaries) agrees that no communications (including email or other written communications) subject to attorney-client privilege in connection with the Current Representation shall be subject to disclosure, directly or indirectly, to Buyer or any Person acting on behalf of Buyer, and the Purchased Subsidiaries shall, without the necessity of further documentation of transfer, be deemed to have irrevocably assigned and transferred to Seller the attorney-client privilege and expectation of client confidence with respect to all such communications, and all books and records and other documents of the Purchased Company or the Purchased Subsidiaries containing any such advice, communication or other materials, and the same shall be controlled by Seller and shall not be claimed by, and no copies shall be retained by, Buyer or any Purchased Subsidiary.

(d)             Nothing in this Section is intended to or shall be deemed to operate as a waiver of any applicable privilege or protection that could be asserted to prevent disclosure of any confidential communication by any legal counsel currently representing Seller or any of its Affiliates, including any Purchased Subsidiary.

(e)             Seller and Buyer agree to take, and to cause their respective Affiliates to take, all steps reasonably necessary to implement the intent of this Section 7.06.

Section 7.07.      Access to Information; Cooperation. (a) From the date hereof until the Closing Date (or, if earlier, the termination of this Agreement), and subject to Applicable Law and the Confidentiality Agreement, Seller will (i) give Buyer, its counsel and other authorized Representatives (including the Financing Sources and any other potential financing sources) full access to the properties, books and records of the Purchased Subsidiaries, (ii) furnish to Buyer, its counsel and other authorized Representatives (including the Financing Sources and any other potential financing sources) such financial and operating data and other information relating to the Purchased Subsidiaries as such Persons may reasonably request, (iii) instruct the employees, independent accountants, counsel and financial advisors of Seller to fully cooperate with Buyer in its investigation of the Purchased Subsidiaries and (iv) no later than the Closing Date, provide to Buyer copies of all material environmental compliance audits conducted since January 29, 2013 that are in the possession or under the control of the Seller and relating to the Real Property. Notwithstanding the foregoing, from the date hereof until the Closing Date, Buyer and its agents shall not (A) conduct or cause to be conducted, without Seller’s prior written consent, any invasive, intrusive or destructive inspections or other sampling or testing of the properties of the Purchased Subsidiaries, including of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media thereon, (B) have access to any information to the extent relating to any Retained Business or (C) have access to any Seller Tax Records.

(b)             From the date hereof until the seven year anniversary of the Closing Date, upon reasonable request, Buyer will afford promptly to Seller and its authorized Representatives reasonable access to its properties, books, records, employees and auditors (i) to the extent requested to permit Seller to prepare the Closing Statement, and (ii) to the extent requested to permit Seller or any of its Affiliates to comply with their financial reporting, accounting or auditing obligations with respect to any period ending before the Closing Date, (iii) in connection with any Action related to the conduct or ownership of the Purchased Subsidiaries for which Seller or such Affiliate has retained any liability under this Agreement and (iv) otherwise to the extent reasonably required by Seller.

(c)             Any access granted to either party or its Representatives pursuant to this  Section 7.07 shall be (x) conducted in such manner as not to interfere unreasonably with the conduct of the business of the party granting such access and (y) subject to compliance by the Person receiving such access with the Seller’s facility entry policies and procedures. The party to whom such access or other cooperation is granted pursuant to this Section 7.07 shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits (other than administrative overhead directly attributable to requests for access made by or on behalf of Buyer (e.g., overtime))) reasonably incurred by the other party or its Representatives in connection therewith.

(d)             Notwithstanding anything to the contrary contained herein, nothing in this  Section 7.07 shall require (A) Seller or Buyer, as applicable, to provide the other party or its Representatives with access to (i) personnel records of employees relating to individual performance or evaluation records, medical histories or other information which, in the disclosing party’s good faith opinion, is sensitive or the disclosure of which could subject such party or its Affiliates to risk of liability or violation of any data privacy laws or (ii) information the disclosure of which, in the disclosing party’s good faith opinion (x) would conflict with confidentiality obligations to which such party or any of its Affiliates is bound or (y) would reasonably be expected to result in the forfeiture or waiver of any attorney-client or similar privilege; provided that, in the case of this clause (y), the disclosing party shall use reasonable best efforts to provide the other party, to the extent possible, with access to the relevant information in a manner that would not reasonably be expected to result in the forfeiture or waiver of any such attorney-client or similar privilege, (B) either party’s independent accountants to make available to the other party or its Representatives any work papers unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants or (C) Seller to provide any cost or pricing information for any of Seller’s products that compete directly with Buyer’s products; provided, however, that Seller shall provide any such competitively sensitive cost or pricing information referred to in the foregoing clause (C) to Buyer pursuant to the terms of that certain Clean Team Agreement, dated as of August 21, 2015, by and between Buyer and Seller.

Section 7.08.      Phase-out of Seller Retained Marks. (a) As soon as reasonably practicable after the Closing, but in any event, no later than 12 months immediately after the Closing, Buyer shall, and shall cause the Purchased Subsidiaries to, (i) cease all use of the Seller Retained Marks, (ii) deplete the inventory, labeling, stationery, forms, supplies, displays, advertising and promotional materials, manuals, and other materials existing as of Closing that bear any Seller Retained Mark or remove, destroy or strike over all Seller Retained Marks from the foregoing, (iii) remove all Seller Retained Marks from all assets, websites, email and other online materials and from all signage and other displays and (iv) no later than 10 days after the Closing, file amendments to the Purchased Subsidiaries’ certificates of incorporation, articles of association or other organizational documents with the applicable Governmental Authorities changing the names of the Purchased Subsidiaries to names that do not include any of the Seller Retained Marks (or any variation or derivative thereof) or any other mark that is confusingly similar thereto. Following the Closing, none of Buyer, its Affiliates or any of the Purchased Subsidiaries shall contest the validity or ownership of any of the Seller Retained Marks or adopt or employ any Seller Retained Mark (or any variation or derivative thereof) or any other Trademark that is confusingly similar thereto.

(b)             Without limiting the rights and obligations set forth in Section 7.08(a), subject to the terms and conditions of this Agreement, the Seller (on behalf of itself and its Affiliates) hereby grants the Purchased Subsidiaries a limited, non-exclusive, non-transferable, non-sublicensable, royalty-free right and license, during the period commencing on the Closing Date and ending 12 months immediately after the Closing Date, to use the Specific Seller Retained Marks but solely in connection with the distribution, marketing, promotion and sale of the products of the Business existing as of the Closing Date that utilize such Specific Seller Retained Marks as of the Closing Date. The Purchased Subsidiaries shall use the Specific Seller Retained Marks solely in the form stipulated by the Seller and its Affiliates and shall conform to and observe such standards as the Seller and its Affiliates from time to time prescribe, including standards relative to the (i) quality of products which bear the Specific Seller Retained Marks, (ii) design and appearance of the Specific Seller Retained Marks, and (iii) manner, disposition and use of the Specific Seller Retained Marks provided that such form and standards shall not vary in any material respect from the form and standards applicable to the Specific Seller Retained Marks as of the Closing Date. The Seller shall have the right, upon request by Seller, to inspect any product, material, designation, document or other media bearing the Specific Seller Retained Marks, including any marketing or promotional material. For the avoidance of doubt, no inspection or Seller approval is necessary with respect to any product, material, designation, document or other media bearing the Specific Seller Retained Marks which existed, or is substantially similar to any such item which existed, prior to the Closing. All goodwill associated with the use of the Specific Seller Retained Marks by the Purchased Subsidiaries shall inure to the sole and exclusive benefit of the Seller or its Affiliate, as applicable.

Section 7.09.      Transition License to Specific Purchased Marks. Subject to the terms and conditions of this Agreement, Buyer (on behalf of itself and its Subsidiaries, including after the Closing, the Purchased Subsidiaries) hereby grants Seller and its Affiliates a limited, non-exclusive, non-transferable, non-sublicensable, royalty-free right and license, during the period commencing on the Closing Date and ending 12 months immediately after the Closing Date, to use the Specific Purchased Marks but solely in connection with the distribution, marketing, promotion and sale of the products of Seller or its Affiliates existing as of the Closing Date that utilize such Specific Purchased Marks as of the Closing Date. Seller and its Affiliates shall use the Specific Purchased Marks solely in the form stipulated by the Purchased Subsidiaries and shall conform to and observe such standards as the Purchased Subsidiaries from time to time prescribe, including standards relative to the (i) quality of products which bear the Specific

Purchased Marks, (ii) design and appearance of the Specific Purchased Marks, and (iii) manner, disposition and use of the Specific Purchased Marks provided that such form and standards shall not vary in any material respect from the form and standards applicable to the Specific Purchased Marks as of the Closing Date. The Purchased Subsidiaries shall have the right, upon request by a Purchased Subsidiary, to inspect any product, material, designation, document or other media bearing the Specific Purchased Marks, including any marketing or promotional material. For the avoidance of doubt, no inspection or Purchased Subsidiary approval is necessary with respect to any product, material, designation, document or other media bearing the Specific Purchased Marks which existed, or is substantially similar to any such item which existed, prior to the Closing. All goodwill associated with the use of the Specific Purchased Marks by the Seller or its Affiliates shall inure to the sole and exclusive benefit of the Purchased Subsidiaries, as applicable.

Section 7.10.      Insurance Coverage. From and after the Closing, the Purchased Subsidiaries shall cease to be insured by the Seller’s insurance policies or by any of its self-insurance programs and the Seller shall retain all rights to control such insurance policies and self-insurance programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and self-insurance programs. The parties acknowledge that the Purchased Subsidiaries and the Business may be entitled to the benefit of coverage under the insurance policies made available through Seller as described on Section 7.10(a) of the Disclosure Schedule (the “Retained Policies”), and the Retained Subsidiaries and the Retained Business may be entitled to the benefit of coverage under the insurance policies made available through the Purchased Subsidiaries as described on Section 7.10(b) of the Disclosure Schedule (the “Purchased Policies”), in each case with respect to acts, facts, circumstances or omissions occurring prior to Closing (“Pre-Closing Occurrences”), and (a) Buyer hereby authorizes Seller to report any and all Pre-Closing Occurrences arising in connection with the Retained Subsidiaries or the Retained Business to the applicable insurance providers to the extent permitted under the Purchased Policies, and where not permitted, agrees to make such report on Seller’s behalf (“Purchased Policy Claims”) and (b) Seller hereby authorizes Buyer to report any and all Pre-Closing Occurrences arising in connection with the Purchased Subsidiaries or the Business to the applicable insurance providers to the extent permitted under the Retained Policies, and where not permitted, agrees to make such report on Buyer’s behalf (“Retained Policy Claims”). With respect to claims for Pre-Closing Occurrences made pursuant to the preceding sentence, whether reported to the applicable insurance provider by Sellers or by Buyer, each party shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to obtain the benefit of the applicable insurance coverage and pay such benefit, if any, to Seller (in respect of Purchased Policy Claims) or to Buyer (in respect of Retained Policy Claims) (net of any Recovery Costs incurred by Buyer or by Seller, respectively, as a result of the same); provided that, (x) Seller shall be fully liable for all uninsured or self-insured amounts in respect of any Purchased Policy Claims and Buyer shall be fully liable for all uninsured or self-insured amounts in respect of any Retained Policy Claims, and (y) Seller (if in respect of Purchased Policy Claims) or Buyer (if in respect of Retained Policy Claims) agrees to reimburse the other party promptly upon request for all out-of-pocket and documented costs or expenses incurred by such other party or any Affiliate of such other party in connection with making or pursuing any claim pursuant to this Section 7.10, including the costs of filing a claim and any deductibles, premium increases or other amounts that are or become payable by such other party or any Affiliate of such other party under the applicable insurance policies or self-insurance programs as a result of claims made pursuant to this Section 7.10 (such costs and expenses referred to in this clause (y), “Recovery Costs”). With respect to Pre-Closing Occurrences, Seller (with respect to the Retained Policies) and Buyer (with respect to the Purchased Policies) shall maintain the coverage in effect as of the Closing Date, or substantially similar coverage, in full force and effect.

Section 7.11.      Replacement of Guaranties. On or prior to Closing, Seller and Buyer shall use their reasonable best efforts to cause the replacement, effective as of the Closing, of the letters of credit, guaranties, financial assurances, surety bonds, performance bonds and other contractual obligations entered into by or on behalf of Seller or any of its Affiliates (other than solely by any Purchased Subsidiary) in connection with the Purchased Subsidiaries, including those listed in Section 7.11 of the Disclosure Schedule; provided that if any such letter of credit, guaranty, financial assurance, surety bond, performance bond or other contractual obligation is not replaced effective as of the Closing, Buyer shall indemnify Seller and its Affiliates against, and hold each of them harmless from, any and all Damages incurred or suffered by Seller or any of its Affiliates related to or arising out of the same.

Section 7.12.      Financing. (a) Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Debt Financing on the terms and conditions (including the flex provisions) described in the Debt Financing Commitments and Buyer shall not agree to or permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Financing Commitments without the prior written consent of the Seller, if such amendment, modification or waiver would (x) reduce the aggregate amount of the Debt Financing below the amount required to consummate the transactions contemplated hereby, unless such reduction constitutes a Permitted Commitment Reduction or (y) impose new or additional conditions or otherwise amend, modify or expand any conditions precedent to the receipt of the Debt Financing in a manner that would reasonably be expected to (i) delay or prevent the Closing, (ii) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (iii) adversely impact the ability of Buyer to enforce its rights against the other parties to the Debt Financing Commitments or the definitive agreements with respect thereto, the ability of Buyer to consummate the purchase of the Shares or the likelihood of consummation of the purchase of the Shares (provided, however, that Buyer may replace or amend the Debt Financing Commitments (A) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Commitments as of the date of this Agreement, in each case in accordance with the Debt Financing Commitments as of the date hereof so long as the addition of such parties could not reasonably be expected to have any of the effects described in clauses (i) through (iii) above, (B) to correct typographical errors and (C) in accordance with the “market flex” provisions thereof. Upon any such amendment, replacement, supplement or modification of the Debt Financing Commitments in accordance with this Section 7.12(a), the Buyer shall provide, within two days, an executed copy thereof to the Seller and the term “Debt Financing Commitments” shall mean the Debt Financing Commitments as so amended, replaced, supplemented or modified in accordance with this Section 7.12(a).

(b)             The Buyer shall use reasonable best efforts to (i) subject to any Permitted Commitment Reduction, maintain in effect the Debt Financing Commitments until the Closing, (ii) satisfy on a timely basis all conditions and covenants applicable to Buyer in the Debt Financing Commitments and otherwise comply with its obligations thereunder, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions (including the flex provisions) contemplated by the Debt Financing Commitments (provided that the Buyer shall not be obligated to negotiate and enter into any definitive agreements with respect to any bridge financing to the extent the Buyer reasonably believes that the commitments of the Financing Sources with respect thereto will be reduced to zero (0) pursuant to a Permitted Commitment Reduction on or prior to the Closing Date), (iv) upon satisfaction of the conditions contained in the Debt Financing Commitments, consummate the Debt Financing at Closing, and (v) enforce its rights under the Debt Financing Commitments. Without limiting the generality of the foregoing, Buyer shall give the Seller prompt notice (which shall in no event be more than two Business Days from its knowledge thereof): (A) of any material breach or material default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Debt Financing Commitment or definitive document related to the Debt Financing; (B) of the receipt of any written notice or other written communication from any Person with respect to any: (1) breach, default, termination or repudiation by any party to any Debt Financing Commitment or any definitive document related to the Debt Financing or any provisions of any Debt Financing Commitment or any definitive document related to the Debt Financing or (2) material dispute or disagreement between or among any parties to any Debt Financing Commitment or any definitive document related to the Debt Financing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing or any definitive agreement with respect thereto); and (C) if Buyer will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Financing Commitments or the definitive documents related to the Debt Financing. As soon as reasonably practicable, but in any event within two Business Days after the date the Seller delivers to Buyer a written request, Buyer shall provide any information reasonably requested by the Seller relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence; provided that in no event will Buyer be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Buyer shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions contained in the Redacted Fee Letter and excluding a Permitted Commitment Reduction) contemplated in the Debt Financing Commitments, Buyer shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the acquisition of the Shares on terms not materially less favorable from the standpoint of Buyer and the Seller than those in the Debt

Financing Commitments (taking into account the flex provisions) as promptly as practicable following the occurrence of such event but no later than the Business Day immediately prior to the Closing Date (any such transaction or other replacement of all or any portion of the Debt Financing, an “Alternate Debt Financing”). Buyer shall promptly provide a correct and complete copy of each Alternate Debt Financing commitment (together with a redacted copy of any related fee letter) to the Seller. Nothing herein shall prohibit Buyer from seeking to replace all or a portion of the Debt Financing or any Alternate Debt Financing with proceeds from a Securities Financing.

(c)             Prior to the Closing, the Seller shall use its best efforts to, and to cause the Purchased Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide to Buyer, at the Seller’s sole expense, all cooperation reasonably requested by Buyer in connection with the arrangement and consummation of the Debt Financing (including the satisfaction of the conditions precedent set forth therein), any Alternate Debt Financing as set forth in Section 7.12(b), or any Securities Financing, including (in each case, to the extent reasonably requested):

            (i)            participating in a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions between senior management and prospective lenders, investors and rating agencies;

           (ii)            assisting with the preparation of materials for rating agency presentations (and assisting in the obtaining of corporate, credit and facility ratings from ratings agencies), offering documents, private placement memoranda, prospectus supplements, bank information memoranda and similar documents required in connection with the Debt Financing, any Alternate Debt Financing and any Securities Financing (including customary authorization and management representation letters) and all documentation and other information required in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001;

            (iii)            (A) assisting with the execution and delivery of any pledge and security documents, currency or interest hedging arrangements, payoff and release letters, lien terminations, other definitive financing documents, or other certificates or documents as may be reasonably requested by Buyer; (B) assisting with obtaining consents of accountants for use of their reports in any materials relating to the Debt Financing and (C) cooperating to facilitate the pledging of collateral (including delivery to the Buyer of (x) original certificates evidencing all outstanding shares, membership interests or other voting or equity interests (in each case, to the extent evidenced by a certificate) of the Purchased Subsidiaries on or prior to the Closing Date and (y) any documents requested by Buyer in connection with the preparation of intellectual property schedules);

            (iv)            furnishing Buyer and the Financing Sources, as applicable, as promptly as practicable with the Required Financial Information;

            (v)            Seller shall provide as promptly as practicable such other pertinent and customary financial and other information (including a management’s discussion and analysis of the Purchased Subsidiaries) relating to the Purchased Subsidiaries as Buyer shall reasonably request in order to market, syndicate and consummate the Debt Financing or any Alternate Debt Financing or consummate any Securities Financing; it being understood that in no event shall the information required to be delivered by the Seller pursuant to this clause (iv) be deemed to include or shall the Seller otherwise be required to provide (A) any description of the Securities Financing or the Debt Financing or any Alternate Debt Financing, including any such description to be included in liquidity and capital resources disclosure or any “description of notes,” (B) risk factors relating to the Debt Financing, any Alternate Debt Financing or any Securities Financing, (C) separate subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or “segment reporting,” (D) Compensation Disclosure and Analysis required by Regulation S-K Item 402(b) or (E) any financial statements other than the Required Financial Information;

            (vi)            notwithstanding anything to the contrary in Section 7.12(c)(v), in providing monthly income statements (excluding footnotes) of the Purchased Subsidiaries promptly following the 15th day after the end of the relevant monthly period; and

            (vii)            using reasonable best efforts to assist Buyer in obtaining accountants’ comfort letters, consents, surveys, legal opinions from local outside counsel and title insurance as reasonably requested by Buyer for financings similar to the Debt Financing.

Nothing in this Section 7.12(c) shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Seller or its Subsidiaries. Neither the Seller nor any of its Subsidiaries shall be required pursuant to this Section 7.12(b) to enter into or perform under any certificate, agreement, document or other instrument that is not contingent upon the Closing or that would be effective prior to the Closing (other than the authorization letters and management representation letters referred to in Section 7.12(c)(ii)) or, at Closing, effective with respect to any entities other than the Purchased Subsidiaries. None of the Seller or any of its Subsidiaries shall be required to take any action pursuant to this Section 7.12(c) that would subject it to actual or potential liability for which it would not be indemnified hereunder or to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or provide or agree to provide any indemnity in connection with the Debt Financing, any Alternate Debt Financing, any Securities Financing or any of the foregoing prior to the Closing. Buyer shall indemnify and hold harmless the Seller, its Subsidiaries and its and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing, any Alternate Debt Financing or any Securities Financing (including any action taken in accordance with this Section 7.12(c)) and any information utilized in connection therewith (provided, however, that the indemnification obligation set forth in this provision shall not prejudice

Buyer’s indemnification rights as provided in Section 11.02). Buyer shall, promptly upon request by the Seller, reimburse the Seller for all reasonable out-of-pocket costs incurred by the Seller or its Subsidiaries in connection with this Section 7.12(c). The Seller hereby consents to the use of logos associated with the Business in connection with the Debt Financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Seller or any of its Subsidiaries.

(d)             Buyer acknowledges and agrees that the obtaining of the Debt Financing, or any Alternate Debt Financing or any Securities Financing, is not a condition to Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing or any Alternate Debt Financing, subject to fulfillment or waiver of the conditions set forth in Article 10. In addition, the completion of the issuance of the senior notes pursuant to the Debt Financing Commitments is not a condition to Closing. In the event that all or any portion of the Debt Financing to be obtained through the issuance of the senior notes as contemplated by the Debt Financing Commitments or any equity or other Securities Financing, has not been obtained on or prior to the Closing, Buyer shall use its reasonable best efforts to cause, no later than the Closing, the bridge facility to be drawn and the proceeds of the bridge facility contemplated by the Debt Financing Commitments to be used to replace such portion of the senior notes and/or equity not issued at Closing.

(e)             For purposes of this Agreement,

           (i)            the term “Marketing Period” shall mean the first period of 20 consecutive Business Days throughout which (i) Buyer shall have all of the Required Financial Information and such Required Financial Information is Compliant, and (ii) the conditions set forth in Section 10.01 shall be satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 10.02 to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such 20 consecutive Business Day period; provided that the Marketing Period will not be deemed to commence if prior to the completion of the Marketing Period, (1) the Seller’s auditors shall have withdrawn their audit opinion contained in the Required Financial Information or (2) the financial statements included in the Required Financial Information that is available to Buyer on the first day of any such 20 consecutive Business Day period would be required to be updated in order to be Compliant in accordance with Section 7.12(e)(ii) on any day during such 20 consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence until the receipt by Buyer of such Compliant updated financial statements; provided, further, that the Marketing Period shall end on any earlier date that is the date on which all of the Debt Financing or any Alternate Debt Financing as set forth in Section 7.12(b) is obtained; provided, further, that if the Seller shall in good faith reasonably believe it has delivered the applicable Required Financial Information, it may deliver to Buyer written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in that notice unless Buyer in good faith reasonably believes the Seller has not completed delivery of the Required Financial Information and, within two Business Days after the delivery of such notice by the Seller, delivers a written notice to the Seller to that effect (stating with reasonable specificity which Required Financial Information Parent reasonably believes the Seller has not delivered); provided, further, that, notwithstanding the foregoing, (a) under no circumstances shall the Marketing Period commence prior to January 4, 2016; (b) in the event that Compliant Required Financial Information is not delivered by Seller to Buyer on or before January 15, 2016, then the Marketing Period shall not commence prior to February 15, 2016, (c) in the event that Compliant Required Financial Information is not delivered by Seller to Buyer on or before April 15, 2016, then the Marketing Period shall not commence prior to May 15, 2016, and (d) in the event that Compliant Required Financial Information is not delivered by Seller to Buyer on or before July 15, 2016, then the Marketing Period shall not commence prior to September 6, 2016;

           (ii)            the term “Compliant” shall mean, with respect to the Required Financial Information, that

(A)            such Required Financial Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Financial Information not misleading;

(B)            in the case of the Required Financial Information delivered in connection with the offering of senior notes as part of the Debt Financing or any Alternate Debt Financing), such Required Financial Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-X under the Securities Act of 1933, as amended (excluding subsidiary financial statements or any other information of the type required by Regulation S-X Rule 3-09, Rule 3-10 or Rule 3-16 or “segment reporting”), except (x) for the absence of audited financial statements for the full fiscal year ended May 26, 2013, but subject to Seller’s compliance with Section 5.06(a), and (y) that the Required Financial Information, to the extent audited, has been audited only in accordance with the generally accepted auditing standards of the AICPA;

(C)            (1) the Seller’s auditors have not objected to the use of their audit opinions related to any audited financial statements included in such Required Financial Information and (2) any interim quarterly financial statements included in such Required Financial Information have been reviewed by the Seller’s independent auditors as provided in the procedures specified by the AICPA in AU 722; and

(D)            in the case of the Required Financial Information delivered in connection with the offering of senior notes as part of the Debt Financing, the

Seller’s auditors have confirmed that they are prepared to issue customary (as contemplated by the AICPA in AU 634) comfort letters including negative assurance (by delivering drafts thereof) when customarily required to be delivered during the Marketing Period.

Article 8
Tax Matters

Section 8.01.      Tax Returns; Allocation of Taxes. (a) Seller shall, at its sole cost and expense, (i) timely file or cause to be timely filed, when due (taking into account any extension of a required filing date), all Tax Returns with respect to the Purchased Subsidiaries that are required to be filed on or prior to the Closing Date or relate solely to a Pre-Closing Tax Period and (ii) file or cause to be filed, when due (taking into account any extension of a required filing date), all Tax Returns that relate to Combined Taxes (each such Tax Return, a “Seller-Filed Tax Returns”). All Seller-Filed Tax Returns that are described in clause (ii) above, but only to the extent they could affect Taxes of the Purchased Subsidiaries for any Post-Closing Tax Period, and all Seller-Filed Tax Returns described in clause (i) above, shall be prepared in a manner consistent with past practice and without a change of any accounting method or other material election of the Purchased Subsidiaries, unless otherwise required by Applicable Law. Any such Seller-Filed Tax Return due after the Closing Date that requires the signature of any Purchased Subsidiary shall be submitted to Buyer for Buyer’s review and comment (together with schedules, statements and, to the extent reasonably requested by Buyer, supporting documentation) at least 15 Business Days prior to the due date (including any applicable extension) of such return. Subject to compliance with Section 8.01(c), Buyer shall cause the appropriate Purchased Subsidiary to file all such Seller-Filed Tax Returns prepared by Seller and timely delivered to Buyer in accordance with this Section 8.01.

(b)             Buyer shall file, at its sole cost and expense, or cause to be filed, when due (taking into account any extensions of a required filing date), all Tax Returns with respect to the Purchased Subsidiaries that are due after the Closing Date and are not Seller-Filed Tax Returns (each a “Buyer-Filed Tax Return”). Any Buyer-Filed Tax Return relating to a Straddle Tax Period shall be prepared in a manner consistent with past practice and without a change of any election or accounting method of the Purchased Subsidiaries, unless otherwise required by Applicable Law. Any Buyer-Filed Tax Return relating to a Straddle Period that is an income Tax Return shall be submitted by Buyer to Seller for Seller’s review and comment (together with schedules, statements and, to the extent reasonably requested by Seller, supporting documentation) at least 15 Business Days prior to the due date (including any applicable extension) of such return; provided, however, no failure or delay in providing such Tax Returns shall reduce the obligations of the Seller for any Taxes under this Agreement, except to the extent the Seller is actually prejudiced by such failure or delay.

(c)             If (i) Seller, within 5 Business Days after receipt of any Buyer-Filed Tax Return from Buyer pursuant to Section 8.01(b), notifies Buyer in writing that it objects to any items in such return or (ii) Buyer, within 5 Business Days after receipt of any Seller-Filed Tax Return from Seller pursuant to Section 8.01(a), notifies Seller in writing that it objects to any items in such return, the disputed item shall be resolved in a manner mutually agreeable to both parties within 5 Business Days, and if not so resolved, then by a jointly retained Accounting Referee (which may be the same as or different from the Accounting Referee retained pursuant to Section 2.04(c), if any) within a reasonable time, taking into account the deadline for filing such return; provided, however, with respect to any matter that only relates to Taxes for a Pre-Closing Tax Period and could not reasonably be expected to affect the Taxes or Tax Returns of any Purchased Subsidiary for a Post-Closing Tax Period, the Buyer’s sole basis for objection with respect to such matter on a Seller-Filed Tax Return shall be that such Tax Return has not been prepared in accordance with Applicable Law. Upon resolution of all such items, the relevant Tax Return shall be adjusted to reflect such resolution and shall be binding upon the parties without further adjustment. The costs, fees and expenses of such Accounting Referee and any interest or penalties imposed with respect to a Buyer-Filed Tax Return or a Seller-Filed Tax Return that is filed after the due date for such return to the extent as resulting from compliance with this Section 8.01(c) shall be borne equally by Buyer and Seller. Notwithstanding any of the foregoing provisions, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any comparable provision of state, local or foreign law), (A) Buyer shall not allow any Purchased Subsidiary to amend (1) a Seller-Filed Tax Return without the prior written consent of the Seller, or (2) a Buyer-Filed Tax Return if such amendment would result in the payment of any Covered Tax without the prior written consent of the Seller, and (B) Seller shall not file or amend any Seller-Filed Tax Return if such amendment would give rise to any Tax payable by a Purchased Subsidiary or other Buyer Indemnified Party that is not a Covered Tax without the prior written consent of the Buyer.

(d)             Buyer shall, subject to the right to be indemnified for Covered Taxes, timely pay or cause to be timely paid to the applicable Taxing Authority all Taxes shown as due on any Buyer-Filed Tax Return filed under Section 8.01(b) in accordance with Applicable Law and Seller shall timely pay or cause to be timely paid all Taxes shown as due on any Seller-Filed Tax Return filed under Section 8.01(b) in accordance with Applicable Law. Seller shall pay to Buyer an amount equal to any Covered Taxes shown as due and payable on any Buyer-Filed Tax Return, by the later of (i) 10 Business Days after Buyer, after having paid such Taxes, submits to Seller an invoice evidencing such payment and (ii) 5 Business Days prior to the latest date on which such Taxes are due and payable by Buyer without interest or penalties.

(e)             Seller shall include the Purchased Subsidiaries in any Tax Return for Combined Taxes, as applicable, through the close of business on the Closing Date.

(f)             For purposes of this Agreement, in the case of a Straddle Tax Period, (i) the amount of any Taxes other than periodic Taxes as described below, including sales, employment and income Taxes, of any Purchased Subsidiary for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (to the extent reasonably practicable taking into account the Purchased Subsidiary’s accounting systems) and (ii) the amount of property Taxes and other similar Taxes imposed on a periodic basis of any Purchased Subsidiary which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Straddle Tax Period multiplied by a fraction the numerator of which is the number of days in the portion of the Straddle Tax Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Tax Period.

(g)             Notwithstanding anything to the contrary in this Agreement, all Transfer Taxes (other than Transfer Taxes associated with the Pre-Closing Transactions or the transfer contemplated by Section 5.07) incurred in connection with the transactions contemplated by this Agreement shall be borne half by Buyer and half by Seller. Each of Buyer and Seller (as applicable) shall pay the other party for its allocable portion of any such Transfer Taxes properly shown as due and payable on any Tax Returns relating to such Transfer Taxes prepared and filed by the other party within 10 Business Days after the party filing such Tax Return, after having paid such Taxes, submits to the non-filing party an invoice evidencing such payment. All Transfer Taxes with respect to the Pre-Closing Transactions or the transfer contemplated by Section 5.07 shall be paid by the Seller.

Section 8.02.      Cooperation on Tax Matters. (a) Subject to Section 8.02(b), Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Subsidiaries (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, for determining and complying with any information reporting or withholding requirements pursuant to Applicable Laws, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Buyer and Seller shall (i) retain all books and records with respect to Taxes pertaining to the Purchased Subsidiaries until the expiration of any applicable statute of limitations and abide by all record retention agreements entered into with any Taxing Authority for all periods required by such Taxing Authority, and (ii) use commercially reasonable efforts to provide the other party with at least 30 days’ prior written notice before destroying any such books and records, during which period the party receiving the notice can elect to take possession, at its own expense, of such books and records. Seller and Buyer shall cooperate with each other fully, as and to the extent reasonably requested by the other party, in the conduct of any audit or other proceeding relating to Taxes involving the Purchased Subsidiaries.

(b)             Notwithstanding anything to the contrary herein, except to the extent solely relating to the Purchased Subsidiaries, Seller and its Affiliates shall not be required at any time to provide to Buyer any right to access or to review any Tax Return or Tax work papers of Seller, any Seller Group, or any Affiliate of Seller (such Tax Returns or Tax work papers, the “Seller Tax Records”).

Section 8.03.      Tax Refunds and Tax Benefits. (a) From and after the Closing, Buyer shall promptly pay to Seller the amount of any refunds (whether in the form of cash or a direct credit against Taxes other than Covered Taxes) received by Buyer, any Affiliate of Buyer or the Purchased Subsidiaries in respect of Covered Taxes (net of any Taxes imposed thereon

(including any income or withholding Taxes that would be imposed on the repatriation of the refund to the Buyer) and any reasonable third-party out-of-pocket expenses incurred by the Purchased Subsidiaries in obtaining such refund or credit), except to the extent that such refund or credit (i) was taken into account in the determination of Final Closing Working Capital; (ii) was produced by the carryback of any Tax Asset generated in a Post-Closing Tax Period; (iii) resulted from the payments of such Taxes made on or after Closing Date to the extent the Seller (x) has not indemnified the Buyer or the applicable Purchased Subsidiary for such Taxes, or (y) has otherwise borne the burden for such Taxes through their inclusion in Final Closing Working Capital; or (iv) gives rise to a payment obligation by Buyer or any Purchased Subsidiary to any Person under Applicable Law or pursuant to a provision of a contract or other agreement entered (or assumed) by any Purchased Subsidiary on or prior to the Closing Date. Buyer, at the sole cost and expense of Seller, shall take any actions reasonably requested by Seller to seek any refunds.

(b)             Within 30 days of filing a Tax Return of a Buyer (or any of its Affiliates) (other than an estimated Tax Return) reflecting a Section 8.03(b) Tax Benefit, Buyer shall pay to Seller the amount of the Section 8.03(b) Tax Benefit with respect to such Tax Return (net of any costs or expenses owed by Seller that have not been previously paid); provided that if the Section 8.03(b) Tax Benefit is in the form of an increased Tax refund, the amount owed with respect to such Section 8.03(b) Tax Benefit shall not be paid by Buyer to Seller until 30 days after receiving the refund from the Taxing Authority. A “Section 8.03(b) Tax Benefit” means (without duplication) any actual reduction in the aggregate United States federal or state income Taxes paid by Buyer and its Affiliates for the taxable periods ending on or prior to December 31, 2021 (determined on a with and without basis) to the extent such reduction results from the (x) use in any Post-Closing Tax Period of a Tax Asset or (y) a deduction in any Post-Closing Tax Period with respect to Seller Transaction Expenses. If, subsequent to the payment by Buyer to Seller of any Section 8.03(b) Tax Benefit, there shall be (i) a final determination by any Taxing Authority which results in a disallowance or a reduction of the Tax Asset or the deduction for any Seller Transaction Expenses or (ii) any other reduction in the amount of the Section 8.03(b) Tax Benefit realized by Buyer or any Affiliate of Buyer (included the Purchased Subsidiaries), Seller shall repay to Buyer the amount of any resulting reduction (such reduction being computed consistently with the initial computation of the Section 8.03(b) Tax Benefit) in the Section 8.03(b) Tax Benefit (and, to the extent the reduction is attributable to an adjustment by any Taxing Authority, any penalties or interest relating to such adjustment) within 30 days of the reduction being payable to the applicable Taxing Authority (or the filing of the Tax Return reflecting such reduced benefit). Buyer shall, and shall cause the Purchased Subsidiaries to, use commercially reasonable efforts to claim any Tax benefits that will give rise to a Section 8.03(b) Tax Benefit; provided that, Buyer shall not be required to take any action that (i) would result in Buyer or any of its Affiliates incurring a Tax that is not a Covered Tax; (ii) would result in Buyer or any of its Affiliates incurring any out-of-pocket expense that Seller is not paying (or reimbursing Buyer); (iii) would extend the applicable statute of limitations with respect to the assessment or collection of any Tax of the Buyer or any of its Affiliates that is not a Covered Tax; (iv) would cause Buyer or any of its Affiliates to take any position on any Tax Return that is not “more likely than not” to be sustained if challenged by a Taxing Authority, provided that in the event that Buyer and Seller disagree as to whether a position is “more likely than not” to succeed, Seller’s position shall prevail only if supported by an opinion (in a form reasonably acceptable to Buyer that permits the Buyer and any relevant Affiliate to rely on the conclusions therein) of a nationally recognized law or accounting firm chosen and paid for by Seller (and reasonably acceptable to Buyer); (v) would require Buyer or any of its Affiliates to change (or preclude a change) their corporate structure; or (vi) would cause Buyer or any of its Affiliates to breach the terms of any contractual obligation. Seller shall pay all costs and expenses of Buyer and its Affiliates in connection with claiming (or computing) any Section 8.03(b) Tax Benefit.

Section 8.04.      Covenants. (a) From and after the Closing, Buyer covenants that it shall not cause or permit any Purchased Subsidiary or any Affiliate of Buyer (i) to take any action on the Closing Date, but after the Closing, other than in the ordinary course of business or as contemplated by this Agreement, including the distribution of any dividend or the effectuation of any redemption that could give rise to any Tax liability or reduce any Tax Asset of Seller or a Seller Group, (ii) to make any election under Section 338 of the Code or any comparable provision under Applicable Law with respect to any Purchased Subsidiary in connection with the purchases under this Agreement, (iii) to change any Tax election, make any Tax election inconsistent with past practice, amend any Tax Return, take any Tax position on any Tax Return, initiate any voluntary disclosure with respect to Taxes or agree to waive or extend any statute of limitations for the assessment or collection of any Tax, or (iv) to take any action or fail to take any action that could reasonably be expected to cause the transaction occurring pursuant to Section 2.01 of this Agreement to fail to qualify as a “qualified stock purchase” (within the meaning of Section 338(d)(3) of the Code), in each case without the prior written consent of the Seller, and in the case of the foregoing clauses (i), (ii) and (iii), with respect to any matter that relates to a Pre-Closing Tax Period.

(b)             Except as expressly required by this Agreement or with respect to any Pre-Closing Transaction, Seller covenants that, (i) from the date hereof until the Closing Date, it shall not (and shall not allow any Purchased Subsidiary to) (A) change any Tax election of, or relating to, any Purchased Subsidiary or change any other material practice or procedure of any of the Purchased Subsidiaries relating to Taxes, (B) make any material Tax election with respect to a Purchased Subsidiary inconsistent with past practice, (C) change any method of accounting or accounting period used by any Purchased Subsidiary for Tax purposes, (D) amend any material Tax Return of any Purchased Subsidiary, (E) extend any statute of limitations for the assessment or collection of any material Tax of any Purchased Subsidiary, (F) enter into any material agreement with any Taxing Authority (including a “closing agreement” under Code Section 7121) with respect to any Tax or Tax Returns of any Purchased Subsidiary, or (G) surrender a right of any Purchased Subsidiary to a material Tax refund; (ii) from the date hereof until the Closing Date, it shall not (and shall not allow any Purchased Subsidiary to) take any action outside of the ordinary course of business not contemplated by this Agreement that could materially increase the Tax liability of any Purchased Subsidiary or other Buyer Indemnified Party for a Post-Closing Tax Period (for the avoidance of doubt, such actions shall not include the utilization by Seller of any Tax Asset available to be utilized in the Pre-Closing Tax Period); and (iii) it shall not (and shall not allow any Purchased Subsidiary to) make any election, or take any action that results in a deemed election, under Section 336 of the Code or any comparable provision under Applicable Law with respect to any Purchased Subsidiary in connection with this Agreement. In the event that, by application of Treasury Regulations Section 1.1502-36(d), the inside basis of the Purchased Company’s assets (the “Inside Basis”) would be required to be reduced by an amount in excess of $501,288,582 (decreased by the excess, if any, of the Closing Purchase Price calculated pursuant to Section 2.04 over $2,700,000,000 and increased by the excess, if any, of $2,700,000,000 over the Closing Purchase Price calculated pursuant to Section 2.04) (the “Basis Reduction Cap”), Seller shall timely make the election described in Treasury Regulations Section 1.1502-36(d)(6)(i) such that the amount of the reduction in Inside Basis resulting from the application of Treasury Regulations 1.1502-36(d) does not exceed the Basis Reduction Cap. If the Seller is required to make the election pursuant to the prior sentence, the Seller shall provide a draft of the election form to the Buyer prior to the filing for Buyer’s reasonable review and comment.

(c)             Seller and Buyer agree that the transfer of the assets to the Purchased Subsidiaries pursuant to the Pre-Closing Transactions shall be a fully taxable transaction and governed by Section 1001 of the Code. Within 180 days after the Closing Date, Buyer shall deliver to Seller a schedule setting forth the value of the assets transferred to the Purchased Subsidiaries pursuant to the Pre-Closing Transactions and allocating such value among such assets (the “Allocation Schedule”). In the event Seller does not provide Buyer with comments within 30 days from receipt of the Allocation Schedule, such allocation shall be deemed final by the parties hereto. In the event that Seller provides comments within such 30 day period, and the parties cannot agree on a final allocation within 60 days after Buyer has delivered the Allocation Schedule to Seller, then the parties hereto shall each prepare their own allocation. Buyer and Seller shall report, act, and file all Tax Returns and information reports consistently with the Allocation Schedule, to the extent agreed to between the parties, and shall not take any position during the course of any audit or other proceeding relating to Taxes that is inconsistent with the Allocation Schedule, to the extent agreed to between the parties, unless required to do so by applicable law or a final determination of an applicable Taxing Authority.

(d)             Buyer shall enter into new gain recognition agreements with respect to those existing gain recognition agreements set forth on Section 8.04(d) of the Disclosure Schedules pursuant to Section 1.367(a)-8 of the Treasury Regulations so as to render the exception set forth in Section 1.367(a)-8(k)(10) available with respect to any “triggering event” arising by reason of the transactions contemplated by this Agreement.

Section 8.05.      Tax Sharing. Any and all existing Tax Sharing Agreements between any Purchased Subsidiary and any member of a Seller Group shall be terminated prior to the Closing Date. After such date none of the Purchased Subsidiaries, Seller or any Affiliate of Seller shall have any further rights or liabilities thereunder.

Section 8.06.      Tax Indemnification. (a) From and after the Closing, Seller hereby indemnifies each Purchased Subsidiary and each other Buyer Indemnified Party against and agrees to hold each of them harmless from (i) any Covered Tax, (ii) any liabilities, costs, expenses (including reasonable expenses of investigation and attorneys’ fees and expenses), arising out of or incident to the imposition, assessment or assertion of any Covered Tax, including those incurred in the contest in good faith in appropriate proceedings relating to the imposition, assessment or assertion of any such Covered Tax, and (iii) for all liability, costs, and expenses incurred in connection with the filing of a Seller-Filed Tax Return (any item set forth in clause (i), (ii), or (iii) of this Section 8.06(a) shall be a “Buyer Tax Loss”). The amount of Buyer Tax Losses shall be computed applying the provisions of Section 11.06(a) mutatis mutandis.

(b)             From and after the Closing, Buyer hereby indemnifies Seller and its Affiliates against and agrees to hold each of them harmless from any liabilities, costs, expenses (including reasonable expenses of investigation and attorneys’ fees and expenses), arising out of or incident to the imposition, assessment or assertion of any Tax, including those incurred in the contest in good faith in appropriate proceedings relating to the imposition, assessment or assertion of any such Tax, (i) of any Purchased Subsidiary other than Covered Taxes or (ii) resulting from any breach of the representations and warranties contained in Section 4.10 (any item set forth in clause (i) or (ii) of this Section 8.06(b), a “Seller Tax Loss”). The amount of Seller Tax Losses shall be computed applying the provisions of Section 11.06(a) mutatis mutandis.

(c)             If the Seller is (or would be, assuming an adverse determination from the relevant Taxing Authority) obligated to pay a Tax under this Section 8.06 that is being contested or otherwise disputed with the applicable Taxing Authority and there is a requirement (or there is a decision by the party controlling the contest) to pay the Tax (or any portion thereof) (including as a deposit), the Seller shall timely and properly pay such amount to the applicable Taxing Authority on behalf of itself or the applicable taxpayer and to the extent such amounts are subsequently recovered by a Purchased Subsidiary or other Buyer Indemnified Party from the Taxing Authority, the Buyer shall pay such amount to the Seller.

Section 8.07.      Tax Contests. (a) From and after the Closing, if any Taxing Authority issues to Buyer, any Purchased Subsidiary or any of their Affiliates (i) a written notice of its intent to investigate, audit or conduct any proceeding that could reasonably be expected to give rise to a claim for any Covered Taxes or (ii) a written notice of deficiency for Covered Taxes, Buyer shall notify Seller of its receipt of such communication from the Taxing Authority within 10 Business Days of receipt. No failure or delay of Buyer in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of Seller pursuant to this Agreement, except to the extent Seller is actually prejudiced by such failure or delay.

(b)             Seller, at its sole cost and expense, shall control any investigation, audit or other proceeding solely for a Pre-Closing Tax Period (and not with respect to any Straddle Period or portion thereof), including the Pending Tax Matters; provided, however that (i) the Seller shall control such investigation, audit or other proceeding in good faith; (ii) the Seller shall keep the Buyer reasonably informed regarding the status of such investigation, audit or other proceeding; (iii) the Buyer shall have the right to participate in such investigation, audit or other proceeding; and (iv) the Seller shall not, without the Buyer’s prior written permission (which shall not be unreasonably withheld, delayed, or conditioned), settle, resolve, or abandon such investigation, audit or other proceeding (or any portion thereof) if such settlement, resolution, or abandonment could result in any Purchased Subsidiary or other Buyer Indemnified Party incurring a Tax that will not be fully paid by the Seller pursuant to this Agreement.

(c)             Buyer, at its sole cost and expense, shall control all other investigations, audits or other proceedings relating to Taxes or Tax Returns of the Purchased Subsidiaries relating to Pre-Closing Tax Periods (including all Straddle Periods); provided, however, that (i) the Buyer shall control such investigation, audit or other proceeding in good faith; (ii) the Buyer shall keep the Seller reasonably informed regarding the status of such investigation, audit or other proceeding; (iii) the Seller shall have the right to participate in such investigation, audit or other proceeding; and (iv) the Buyer shall not, without the Seller’s prior written permission (which shall not be unreasonably withheld, delayed, or conditioned), settle, resolve, or abandon (or allow any Purchased Subsidiary to settle, resolve, or abandon) such investigation, audit or other proceeding (or any portion thereof) if such settlement, resolution, or abandonment could result in a Covered Tax.

(d)             Notwithstanding any provision of this Section 8.07 to the contrary, the Seller shall, at its sole cost and expense, exclusively control the conduct of any investigation, audit or other proceeding related to Taxes or Tax Returns of a Seller Group; provided, however, that to the extent such investigation, audit or other proceeding could reasonably be expected to affect the Taxes or Tax Returns of any Purchased Subsidiary for a Post-Closing Tax Period, Seller shall keep Buyer reasonably informed regarding the status of such investigation, audit or other proceeding.

Section 8.08.      Survival. Notwithstanding anything in this Agreement to the contrary, the covenants and agreements to pay or indemnify for Taxes contained in this Article 8 shall survive for the full period of all statutes of limitations for the collection of the underlying Tax (giving effect to any waiver, tolling, mitigation or extension thereof) plus 60 days and all other covenants and agreements contained in this Article 8 shall survive until performed.

Article 9
Employee Matters

Section 9.01.      Treatment of Business Employees. The Purchased Subsidiary Employees, and any Business Employees whose employment transfers to Buyer or its Affiliates on or after the Closing Date in accordance with the next sentence, are referred to collectively herein as “Transferred Employees”. Prior to the Closing Date, Seller shall (or shall cause one of its Affiliates to) transfer the employment of each Business Employee who is Employed by Seller or a Retained Subsidiary to a Purchased Subsidiary; provided that, if Seller reasonably determines that the employment of any such Business Employee cannot be transferred to a Purchased Subsidiary prior to the Closing Date because of restrictions imposed by Applicable Law (each such employee, a “Seller Business Employee”), (a) Buyer shall (or shall cause one of its Affiliates to) make an offer of employment to such Seller Business Employee on terms consistent with those applicable to Transferred Employees generally under this Article 9, (b)

Seller and Buyer shall cooperate to cause such Seller Business Employee to become employed by Buyer or one of its Affiliates on, or as soon as reasonably practicable following, the Closing Date and (c) from and after such Seller Business Employee’s commencement of employment with Buyer and its Affiliates, such Seller Business Employee shall be considered a Transferred Employee for all purposes under this Agreement. Seller shall be solely responsible for all severance and any other payments or benefits with respect to any Purchased Subsidiary Employees or Seller Business Employees who terminate employment prior to the Closing and/or who reject an offer of employment with the Buyer or the Purchased Subsidiaries.

Section 9.02.      Seller Benefit Plans. Except as otherwise provided in Section 9.05, Seller shall be responsible for all liabilities related to any Benefit Plan that is sponsored or maintained by Seller or any of its ERISA Affiliates (other than a Purchased Subsidiary).

Section 9.03.      Equity and Equity-Based Compensation. In connection with the transactions contemplated hereby and effective as of the Closing, each outstanding option to purchase shares of Seller common stock and restricted stock unit with respect to Seller common stock (together, “Seller Equity Awards”), in each case, held by a Transferred Employee as of the Closing Date shall vest pro rata in an amount equal to (i) the total number of Seller shares underlying the Seller Equity Award multiplied by (ii) a fraction, the numerator of which is the number of days elapsed from the grant date of the Seller Equity Award through the Closing Date and the denominator of which is equal to the total number of days between the grant date and the end of the applicable vesting period of the Seller Equity Award, less (ii) the number of shares with respect to such Seller Equity Award that had already vested prior to the Closing Date.

Section 9.04.      US Defined Contribution Plans. With respect to each Transferred Employee who, as of immediately prior to the Applicable Transfer Date, participates in a defined contribution plan that is intended to qualify under Section 401(a) of the Code and that is sponsored by Seller or a Retained Subsidiary (a “Seller DC Plan”), Buyer shall (or shall cause one of its Affiliates to), as soon as administratively practicable following the Applicable Transfer Date, (a) cover such Transferred Employee under a defined contribution plan that is intended to qualify under Section 401(a) of the Code and that is sponsored by Buyer or one of its Affiliates (a “Buyer DC Plan”) and (b) cause a Buyer DC Plan to accept a direct trustee-to-trustee transfer of the full value of the accounts (including participant loans) of such Transferred Employee from the Seller DC Plans and, as of such date Seller has caused the Seller DC Plan to transfer to the trust of Buyer DC Plan cash, assets or a combination thereof in an amount equal to the Seller DC Plan account balances of the Transferred Employees (including any promissory notes evidencing outstanding loan balances under the Seller DC Plan) as of the valuation date immediately preceding such transfer.

Section 9.05.      Certain US Plans. Prior to the Closing, Seller shall take all actions necessary to properly transfer the sponsorship of each of the Benefit Plans set forth on Section 9.05 of the Disclosure Schedule (to the extent such Benefit Plans, or portions thereof, relate to Business Employees and former employees of the Business) to a Purchased Subsidiary in accordance with Applicable Law and the terms of such plan provided that Seller shall not transfer Liabilities and corresponding assets related to employees who are not Business Employees or former employees of the Business. To the extent a Benefit Plan set forth on Section 9.05 of the Disclosure Schedule or a Purchased Subsidiary Benefit Plan benefits employees who are not Business Employees or former employees of the Business, Seller shall retain assets and Liabilities of such plans that relate to employees who are not Business Employees or former employees of the Business. Notwithstanding the foregoing, if the sponsorship of any such Benefit Plan is not transferred to a Purchased Subsidiary prior to the Closing, then effective as of the Closing, Buyer shall (or shall cause one of its Affiliates to) assume sponsorship of, and all Liabilities and any assets relating to, such Benefit Plan to the extent such assets and Liabilities relate to Business Employees and former employees of the Business and Seller shall not transfer Liabilities and corresponding assets related to employees who are not Business Employees or former employees of the Business.

Section 9.06.      Labor and Individual Agreements. With respect to each collective bargaining or other labor agreement and each employment or compensation agreement provided to Buyer with an individual to which a Purchased Subsidiary is a party or with respect to a collective bargaining or other labor agreement that solely applies to Business Employees as of immediately prior to the Closing Date, Buyer shall, and shall cause the applicable Purchased Subsidiary to, assume and comply with the terms of such agreement, including using reasonable best efforts to cause the applicable Purchased Subsidiary to execute amended collective bargaining agreements, new participation agreements or other plan documentation associated with Multiemployer Plans (provided that any such participation agreement or other documentation, including any amended collective bargaining agreement, does not give rise to Liabilities to the Purchased Subsidiaries in addition to those currently in effect as of the date hereof and is not on terms that are less favorable than those in effect as of the date hereof), subject to any changes to such agreement as may be agreed upon between Buyer or the applicable Purchased Subsidiary and the union, other labor organization or the individual that is a party thereto.

Section 9.07.      Accrued Vacation and Sick Leave. Buyer shall (or shall cause its Affiliates to) recognize and assume the Liability with respect to accrued but unused vacation time and sick leave for all Transferred Employees; provided that in any jurisdiction where payment of the value of accrued but unused vacation time to Transferred Employees is required by Applicable Law as of the Applicable Closing Date (a) Seller will pay, or cause to be paid, all accrued but unused vacation time to such Transferred Employees as soon as reasonably practicable after the Applicable Transfer Date, and (b) Buyer shall promptly, but in no event more than 30 days after being notified by Seller, reimburse Seller in respect of any such payment.

Section 9.08.      Service Credit. Buyer shall (or shall cause its Affiliates to) grant each Transferred Employee credit for years of prior service with Seller, a Retained Subsidiary, a Purchased Subsidiary or any of their respective Affiliates or predecessors of any such entity for purposes of vesting and eligibility under each employee benefit plan (excluding any defined benefit or retiree health and welfare plan unless otherwise required by Applicable Law, a collective bargaining agreement or the terms of such plan) in which such Transferred Employee is eligible to participate that is sponsored or maintained by Buyer or any of its Affiliates; provided, however, that such credit shall not result in a duplication of benefits.

Section 9.09.      Welfare Plans. As of the Applicable Transfer Date, each Transferred Employee shall cease participation in the health and welfare benefit plans of Seller and the Retained Subsidiaries (each, a “Seller Welfare Plan”) and commence or continue participation in the health and welfare benefit plans maintained by Buyer and its Affiliates (which, for the avoidance of doubt, after the Closing shall include the Purchased Subsidiary Benefit Plans) in which each such Transferred Employee is eligible to participate (each, a “Buyer Welfare Plan”). Seller and the Retained Subsidiaries shall be responsible for providing benefits in respect of claims incurred under a Seller Welfare Plan for Transferred Employees and their beneficiaries and dependents prior to the Applicable Transfer Date. Benefits in respect of claims incurred under a Buyer Welfare Plan for Transferred Employees on or after the Applicable Transfer Date shall be provided by Buyer and its Affiliates. For purposes of this Section 9.09, the following claims shall be deemed to be incurred as follows (irrespective of whether such claim is made prior to, on, or after the Closing): (a) life, accidental death and dismemberment and business travel accident insurance benefits, upon the death or accident giving rise to such benefits and (b) health or medical, dental, vision care and/or prescription drug benefits, upon provision of the applicable services, materials or supplies.

Section 9.10.      Pre-Existing Conditions and Co-Payments. Buyer shall (or shall cause its Affiliates to) undertake reasonable commercial efforts to:

(a)             waive all limitations as to pre-existing conditions, exclusions, actively-at-work requirements and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees (and their eligible dependents) under any Buyer Welfare Plans in which the Transferred Employees are eligible to participate on or after the Applicable Transfer Date to the extent that such limitations were waived or met under the applicable Seller Welfare Plan or health and welfare benefit plans of the Purchased Subsidiaries; and

(b)             provide each Transferred Employee with credit for the dollar amount of all co-payments, deductibles and similar expenses incurred by such Transferred Employee prior to the Applicable Transfer Date in satisfying any applicable deductible or out-of-pocket requirements under any Buyer Welfare Plans in which such Transferred Employees are eligible to participate on or after the Applicable Transfer Date.

Section 9.11.      Flexible Spending Accounts. As of the Applicable Transfer Date, Seller shall (or shall cause the) transfer from the medical and dependent care account plans of Seller and the Retained Subsidiaries (each, a “Seller FSA Plan”) to a Section 125 of the Code flexible spending account plan established or designated by Buyer (“Buyer FSA Plan”) the account balances of the Transferred Employees, and Buyer shall be responsible for the obligations of the Seller FSA Plan to provide benefits to the Transferred Employees with respect to such transferred account balances on or after the Applicable Transfer Date. Each Transferred Employee shall be permitted to continue to have payroll deductions made as most recently elected by such Transferred Employee under the Seller FSA Plan. If the Applicable Transfer Date is other than December 31 of a calendar year, then, as of the Applicable Transfer Date, as applicable, (i) Seller shall, within 30 days after the Applicable Transfer Date, pay to Buyer an amount equal to the excess, if any, of the aggregate amount withheld from Transferred Employees’ compensation under the Seller’s FSA for the plan year in which the Applicable Transfer Date occurs over the aggregate amount of reimbursements paid to Transferred Employees under the Seller’s FSA for such plan year or (ii) Buyer shall, within 30 days after the Applicable Transfer Date, pay to Seller an amount equal to the excess, if any, of the aggregate amount of reimbursements paid to Transferred Employees under the Seller’s FSA for the plan year in which the Closing Date occurs over the aggregate amount withheld from Transferred Employees’ compensation under the Seller’s FSA for such plan year.

Section 9.12.      WARN Act and Other Notices. Seller shall be liable for the provision of notice or payment in lieu of notice and any applicable penalties under the Worker Adjustment and Retraining Notification Act (“WARN”), any similar Applicable Law, or any similar provision in a collective bargaining agreement related to terminations for which the required initial provision of notice occurs on or before the Closing Date. Seller and Seller’s Affiliates shall take all actions necessary as it relates to notice and consultation requirements that arise on or before the Closing Date. Buyer shall be liable for the provision of notice or payment in lieu of notice and any applicable penalties under WARN, any similar Applicable Law, or any similar provision in a collective bargaining agreement related to terminations for which the required initial provision of notice occurs after the Closing Date. Buyer and Buyer’s Affiliates shall take all actions necessary as it relates to notice and consultation requirements that arise after the Closing Date. Prior to the Closing, Seller shall provide Buyer a schedule which shall, as of the Closing Date, set forth a list of each Purchased Subsidiary Employee whose employment has been terminated involuntarily within the 90-day period immediately preceding the Closing Date, together with such former employee’s work location.

Section 9.13.      Workers Compensation. Buyer shall be responsible for providing benefits in respect of all claims for workers compensation benefits and shall assume any related workers compensation liabilities, in each case with respect to Transferred Employees and former employees of the Purchased Subsidiaries; provided, however, that if Applicable Law does not permit Buyer or its Affiliates to provide such benefits with respect to injuries or illnesses that arose prior to the Applicable Transfer Date, Seller shall be responsible for providing such benefits and Buyer shall promptly, but in no event more than 30 days after being notified by Seller, reimburse Seller in respect of any such benefits provided and indemnify Seller and its Affiliates for all liability, costs, and expenses incurred in connection with the administration of such benefits. Without limiting anything in Section 11.02(c), the Parties shall use commercially reasonable efforts, and shall cooperate, to administer claims for workers compensation benefits in a manner that, consistent with Applicable Law, is intended to minimize the cost of such benefits.

Section 9.14.      Treatment of Non-U.S. Transferred Employees. Prior to the date hereof, Buyer shall have, or shall have caused its applicable Affiliate to, enter into an agreement with Pasta Lensi, S.r.l. to comply with all data privacy laws in connection with the transactions contemplated by this Agreement. In addition to the other applicable terms and conditions of this Article 9, Buyer and its Affiliates shall comply in all material respects with any additional obligations or standards arising under Applicable Laws governing the terms and conditions of the employment or severance of employment of any Transferred Employee located outside of the U.S., subject to Seller’s obligations under Section 9.01. Buyer and its Affiliates shall comply with all data privacy laws applicable to Transferred Employees and any information provided by Seller to Buyer with respect to Business Employees, and Buyer hereby indemnifies Seller and its Affiliates against and agrees to hold each of them harmless from any and all Damages incurred or suffered by Seller or any of its Affiliates with respect to any noncompliance by Buyer or its Affiliates. Seller and its Affiliates shall comply with all data privacy laws applicable to Transferred Employees and Seller hereby indemnifies Buyer and its Affiliates against and agrees to hold each of them harmless from any and all Damages incurred or suffered by Buyer or any of its Affiliates with respect to any noncompliance by Seller or its Affiliates.

Section 9.15.      Transaction Payments. Seller shall be responsible for all retention payments and all change of control and sale bonus amounts, in each case, granted prior to Closing as authorized by Seller and payable by the Seller, the Retained Subsidiaries, or the Purchased Subsidiaries to any Transferred Employee, employees, or consultants that are triggered or made payable as a result of the transactions contemplated in this Agreement, whether payments are to be made prior to, on, or after the Closing, and all employer Taxes related thereto (any such amount, a “Transaction Bonus”). Seller and its Affiliates agree to honor the terms and conditions of any retention agreements with the Business Employees put in place by Seller or its Affiliates prior to the Closing.

Section 9.16.      Ripon Closure. Seller shall be responsible for any severance or other termination benefits that are triggered or made payable as a result of the plant closing in Ripon Wisconsin in accordance with the Plant Closing Agreement between ConAgra Foods located in Ripon, Wisconsin and I.B.T. Teamsters Local 200, dated as of July 15, 2015 and the Chicago & Midwest Regional Joint Board, Local 91, dated as of July 7, 2015 (the “Ripon Closure”), whether payments are to be made prior to, on, or after the Closing, all employer Taxes related thereto, and any retention costs, relocation costs, asset removal costs, and asset retirement obligation costs as required by Statement No. 143 of the Financial Accounting Standards Board, in each case, solely related to the Ripon Closure.

Section 9.17.      Withdrawal Liability. (a) Prior to the Closing Date, pursuant to Section 101(l) of ERISA Seller shall or shall cause the applicable Purchased Subsidiary to request the estimated amount of withdrawal liability, if the Purchased Subsidiary withdrew on the last day of the plan year preceding the date of the request, under Part I of Subtitle E of Title IV of ERISA for each Multiemployer Plan to which any Purchased Subsidiary contributes, and shall furnish such estimate to Buyer promptly following receipt thereof.

(b)             Seller hereby indemnifies Buyer, its Affiliates, including the Purchased Subsidiaries, and agrees to hold each of them harmless from any and all liabilities, including attorney’s and consulting fees, claims and causes of actions, that relate to the “withdrawal liability” (pursuant to Part I of Subtitle E of Title IV of ERISA) of any multiemployer plan (as defined in Section 3(37) or 4001(a)(3) of ERISA) to which Seller, a Purchased Subsidiary, or any of their respective ERISA Affiliates contributes to, or has contributed to; provided that with respect to a Multiemployer Plan, Seller’s indemnity obligations under this Section 9.17(b) apply only to the extent that such liability arises in connection with events occurring prior to the Closing or in connection with the transactions contemplated by this Agreement. Section 9.17(b) shall apply with respect to any withdrawal liability that arises in connection with the transfer of the collective bargaining agreements between ConAgra Foods, Inc. and Bakery, Confectionery, Tobacco Workers & Grain Millers International Local 42, effective on December 8, 2013, and between ConAgra Foods Inc. and Local No. 1 of the Bakery, Confectionery, Tobacco Workers & Grain Millers International Union, effective May 19, 2013.

(c)             For further avoidance of doubt, Buyer will be solely responsible for any withdrawal liability assessed by the Multiemployer Plans based on any action or decision taken or made by Buyer after Closing.

Section 9.18.      Transition Matters. (a) To the extent permitted by Applicable Laws and not in the possession of the Purchased Subsidiaries, Seller shall use commercially reasonable efforts to transfer the originals of all personnel records for Transferred Employees to Buyer or Buyer’s Affiliates, it being understood and agreed that Seller may retain copies of such records.

(b)             To the extent Seller reasonably determines is permitted by Applicable Law and could not otherwise result in material Liability to, or otherwise negatively impact, Seller or any of its Affiliates, following the Closing Date, Seller shall use commercially reasonable efforts to provide in a timely manner to Buyer such information and documents relating to the Benefit Plans, employee policies, payroll data, service crediting data, performance data and other employment-related information as may reasonably be requested by Buyer to facilitate the transition of Transferred Employees to new or existing employee benefit plans or programs of Buyer or Buyer’s Affiliates.

Section 9.19.      Assignment of Agreements. Effective as of the Closing, Seller shall have assigned to Buyer or a Purchased Subsidiary all of rights and interests of Seller in any confidentiality, non-solicitation of clients, non-solicitation of employees or consultants, noninterference, non-competition or non-disparagement agreement between Seller, on the one hand, and each Transferred Employee, Business Employee, former employee, contractor and former consultant, on the other hand, to the extent such rights and interests protect the interest of the Business and to the extent such assignment is permitted under Applicable Law and under the terms of such agreement.

Section 9.20.      Cooperation. Each of Buyer and Seller recognize it to be in the best interests of the parties hereto and their respective employees that the transactions in this Article 9 be effected in an orderly manner and agree to devote their respective best efforts and to cooperate fully in complying with the provisions of this Article 9. Without limiting the generality of the foregoing, each party agrees to execute, deliver and file all documents and to take all such actions as are deemed necessary or desirable in order to carry out and perform the purpose of this Article 9 and to facilitate the transactions referred to in this Article 9.

Section 9.21.      No Third Party Beneficiaries. Without limiting the generality of the last sentence of Section 13.08, nothing in this Article 9, express or implied, (a) is intended to or shall confer upon any Person other than the parties hereto, including any Business Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (b) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement or (c) shall create any obligation on the part of Seller, Buyer or any of their respective Affiliates to employ any Business Employee for any period following the Closing Date.

Article 10
Conditions to Closing

Section 10.01.  Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction or, where legally permitted, waiver by each party, of each of the following conditions:

(a)             any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated;

(b)             the Competition Act Approval shall have been obtained; and

(c)             no provision of any Applicable Law shall prohibit the consummation of the Closing.

Section 10.02.  Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is also subject to the satisfaction or, in the sole discretion of Buyer, waiver of, each of the following further conditions:

(a)             Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing;

(b)             each of the representations and warranties of Seller contained in this Agreement shall be true and correct as of the Closing as though made at and as of such time (except that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date) except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect);

provided, further, that the Seller Fundamental Representations (with regard to any materiality or Material Adverse Effect qualification contained therein) shall be true and correct in all respects without regard to the foregoing Material Adverse Effect qualification;

(c)             Buyer shall have received a certificate signed by an executive officer of Seller confirming the matters applicable to Seller in Section 10.02(a) and Section 10.02(b);

(d)             on or prior to the Closing Date, Seller shall have delivered to Buyer all agreements, instruments and documents required to be delivered by Seller pursuant to Section 2.02(b)(ii);

(e)             Seller shall have performed all of its obligations under Section 5.12 on or prior to the Closing Date; and

(f)             since the date of this Agreement there has not occurred a Material Adverse Effect.

Section 10.03.  Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is also subject to the satisfaction or, in the sole discretion of Seller, waiver of each of the following conditions:

(a)             Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing;

(b)             each of the representations and warranties of Buyer contained in this Agreement shall be true and correct as of the Closing as though made at and as of such time (except that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date) except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement (disregarding any qualification in the text of the relevant representation or warranty as to materiality or material adverse effect); provided, further, that the Buyer Fundamental Representations (with regard to any materiality or material adverse effect qualification contained therein) shall be true and correct in all respects without regard to the foregoing material adverse effect qualification;

(c)             Seller shall have received a certificate signed by an executive officer of Buyer confirming the matters applicable to Seller in Section 10.03(a) and Section 10.03(b); and

(d)             on or prior to the Closing Date, Buyer shall have delivered to Seller all agreements, instruments and documents required to be delivered by Buyer pursuant to Section 2.02(b)(i).

Section 10.04.  Frustration of Closing Conditions. Neither Buyer nor Seller may rely on the failure of any condition set forth in this Article 10 to be satisfied if such failure was caused by such party’s breach of, or failure to comply with, any provision of this Agreement.

Article 11
Survival; Indemnification

Section 11.01.  Survival of Representations, Warranties and Agreements. The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing until the 18-month anniversary of the Closing Date; provided that the representations and warranties contained in Sections  3.01, 3.02, 3.05, 3.06, 3.16 and 3.25 (collectively, the “Seller Fundamental Representations”) and Sections  4.01, 4.02, 4.07, 4.08 and 4.10 (collectively, the “Buyer Fundamental Representations”) shall survive the Closing indefinitely; and provided, further, that (A) the representations and warranties contained in Section 3.18 shall survive until the four-year anniversary of the Closing Date; and (B) the Post-Closing Tax Representations shall survive the full period of all statutes of limitations for the collection of the underlying Tax plus 60 days (giving effect to any waiver, tolling, mitigation or extension thereof) and the other representations and warranties set forth in Section 3.19 shall not survive the Closing. The covenants and agreements of the parties hereto contained in this Agreement shall survive Closing indefinitely or for the shorter period explicitly specified therein. Notwithstanding the preceding two sentences, any breach or inaccuracy of any covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding two sentences, if notice of the breach or inaccuracy thereof giving rise to such right of indemnity shall have been given pursuant to Sections 11.03 or 11.04, as applicable, to the party against whom such indemnity may be sought prior to such time.

Section 11.02.  Indemnification. (a) Effective at and after the Closing, Seller indemnifies Buyer, the Purchased Subsidiaries and each of their respective Affiliates (the “Buyer Indemnified Parties”) against and agrees to hold each of them harmless from any and all damages, dues, penalties, fines, costs, liabilities, obligations, losses, expenses, and fees, including court costs and reasonable attorneys’ and accountants’ fees and expenses, but excluding any Buyer Tax Losses (which, for the avoidance of doubt are covered by Section 8.06) (“Damages”) actually suffered by any Buyer Indemnified Party to the extent arising out of or relating to: (i) any breach of any representation or warranty made in this agreement (other than a breach of the Post-Closing Tax Representation, which shall be governed by Section 8.06) (each such breach, a “Warranty Breach”) by Seller; (ii) any breach of covenant or agreement made or to be performed by Seller or, prior to the Closing, the Purchased Subsidiaries, pursuant to this Agreement or (iii) any amounts of Indebtedness of the Purchased Subsidiaries as of the Closing or Seller Transaction Expenses, in each case solely to the extent such amounts are not deducted for purposes of determining the payment of the Closing Purchase Price at the Closing or taken into account in the calculation of the Purchase Price Adjustment Amount; provided that with respect to indemnification by Seller for Warranty Breaches pursuant to Section 11.02(a)(i), (A) Seller shall not be liable in respect of any such misrepresentation or breach until the aggregate amount of all Damages with respect to all such misrepresentations and breaches exceeds $13,500,000 (the “Deductible”), and then only to the extent of such excess, and (B) Seller’s maximum liability for all such misrepresentations and breaches shall not exceed $202,500,000

(the “Cap”); provided, further, that such limitations shall not apply to any Warranty Breach related to the Seller Fundamental Representations or the Post-Closing Tax Representations. Seller’s maximum aggregate liability, including with respect to the Seller Fundamental Representations, shall be limited to an amount equal to the Purchase Price. For the avoidance of doubt, the Seller’s obligation for Taxes and other Buyer Tax Losses of the Purchased Subsidiaries or other Buyer Indemnified Parties shall be governed by Section 8.06 and not this Section 11.02.

(b)             Effective at and after the Closing, Buyer indemnifies Seller and its Affiliates against and agrees to hold each of them harmless from any and all Damages (but excluding Seller Tax Losses, which, for the avoidance of doubt are covered by Section 8.06) incurred or suffered by Seller or any of its Affiliates to the extent arising out of or relating to: (i) any breach of any representation or warranty made in this agreement by Buyer (other than the representations and warranties contained in Section 4.10); (ii) any breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement (other than a covenant or agreement contained in Article 8, which for the avoidance of doubt are covered by Section 8.06); or (iii) the ownership or operation of the Purchased Subsidiaries after the Closing; provided that with respect to indemnification by Buyer for Warranty Breaches pursuant to Section 11.02(b)(i) (other than with respect to the Buyer Fundamental Representations), (A) Buyer shall not be liable in respect of any such misrepresentation or breach until the aggregate amount of all Damages with respect to all such misrepresentations and breaches exceeds the Deductible, and then only to the extent of such excess, and (B) Buyer’s maximum liability for all such misrepresentations and breaches shall not exceed the Cap. Buyer’s maximum aggregate liability, including with respect to Buyer Fundamental Representations, shall be limited to an amount equal to the Purchase Price. For the avoidance of doubt, the Buyer’s obligation for Taxes and other Seller Tax Losses is governed by Section 8.06 and not this Section 11.02.

(c)             Notwithstanding the foregoing, the Deductible and Cap shall not apply to the Seller’s obligation for Covered Taxes or other Buyer Tax Losses and no such amounts shall be included in determining whether the Deductible or Cap applies to other Damages.

Section 11.03.  Procedures. (a) Each Person seeking indemnification under this Article 11 (the “Indemnified Party”) shall give prompt written notice to the Person from whom indemnification is sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any Action by any third party (“Third Party Claim”); provided that the failure of the Indemnified Party to give notice as provided in this Section 11.03(a) shall not relieve any Indemnifying Party of its obligations under Section 11.02, except to the extent that such failure actually prejudices the rights of any such Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, as promptly as reasonably practicable following the Indemnified Party’s receipt thereof, copies of all written notices and documents (including any court papers) received by the Indemnified Party relating to the Third Party Claim and the Indemnified Party shall provide the Indemnifying Party with such other information with respect to any such Third Party Claim reasonably requested by the Indemnifying Party. The Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice and, subject to the limitations set forth in this Section 11.03, to assume control of, and defend against, negotiate, settle (subject to Section 11.03(b)) or otherwise deal with such Third Party Claim, but the Indemnified Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. In the case of any Third Party Claim for which indemnification is sought, the Indemnifying Party shall have the right, upon written notice to the Indemnified Party within 30 days after receipt of the notice of such claim (the “Dispute Period”), to assume control of and defend against such Third Party Claim. If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim, or fails to provide the Indemnified Party with notice of its intent to assume control of and defend against any Third Party Claim within the Dispute Period, then the Indemnified Party may defend against, negotiate, settle (subject to Section 11.03(b)) or otherwise deal with such Third Party Claim. If the Indemnifying Party shall assume the defense of any Third Party Claim pursuant to this Article 11, then the Indemnified Party may participate, at his or its own expense, in the defense of such Third Party Claim; provided that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of counsel to the Indemnifying Party, a material conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; provided, further that the Indemnifying Party shall not be required to pay for more than one such counsel for all Indemnified Parties in connection with any Third Party Claim. Notwithstanding the foregoing, participation by the Indemnified Party shall allow the Indemnified Party to consult with independent counsel or advisors and to submit comments and questions, which the Indemnifying Party shall consider or respond to in good faith but the Indemnifying Party shall not be obligated to act upon and, subject to the terms of this Article 11, such comments or questions shall not alter or limit the Indemnifying Party’s obligations as set forth in this Agreement.

(b)             Notwithstanding anything in this Section 11.03 to the contrary, neither the Indemnifying Party nor the Indemnified Party shall, without the written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment. Notwithstanding the foregoing, consent of the Indemnified Party shall not be required for any such settlement if (i) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party (other than, for the avoidance of doubt, the payment of the deductible referred to in clause (B) of the proviso to Section 11.02(a)(iii) to the extent applicable), (ii) such settlement does not permit any order, injunction or other equitable relief to be entered, directly or indirectly, against the Indemnified Party and (iii) such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Third Party Claim and does not include any statement as to or any admission of fault, culpability or failure to act by or on behalf of any Indemnified Party. If the Indemnifying Party makes any payment on any Third Party Claim or in respect of any Environmental Matter, then the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Third Party Claim or Environmental Matter, as applicable.

(c)             After any decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction, or a settlement shall have been consummated (in accordance with this Article 11), or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to a Third Party Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter.

(d)             Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(e)             Notwithstanding the foregoing, this Section 11.03 and the following Section 11.04 shall not apply to indemnification for a Covered Tax or other Buyer Tax Losses. The procedures for such indemnification shall be governed by Article 8.

Section 11.04.  Direct Claim Procedures. (a) In the event an Indemnified Party has a claim for indemnity under Section 11.02 against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing, and as promptly as practicable, of such claim to the Indemnifying Party, which notice shall in no event be delivered to the Indemnifying Party later than 60 days after the Indemnified Party first learns of the facts on which such claim is based (such 60-day period, the “Notice Period”). Such notice shall set forth in reasonable detail such claim and the basis for indemnification and the amount of such Damages incurred or that such Indemnified Party reasonably estimates in good faith is likely to be incurred in connection with such claim (taking into account the information then available to the Indemnified Party). The failure to notify the Indemnifying Party as promptly as practicable within the Notice Period shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure shall have actually prejudiced the Indemnifying Party (in which case relieved only to the extent of such prejudice), and in any event, the Indemnifying Party shall have no indemnification obligation in respect of any claim for which notice is delivered following expiration of the applicable Notice Period for such claim.

(b)             If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability to the Indemnified Party with respect to any claim other than a Third Party Claim or fails to notify the Indemnified Party within the Dispute Period, the Damages arising from any such claim shall be conclusively deemed a liability of the Indemnifying Party and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand following the final determination thereof. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, either party may seek a resolution of such dispute by litigation in a court of competent jurisdiction pursuant to Section 13.06.

Section 11.05.  Environmental Matters. Notwithstanding anything to the contrary in this Article 11 and without limiting the proviso in Section 11.02(a), with respect to any claim for indemnification hereunder for any breach of any representation or warranty set forth in Section 3.18 (collectively, “Environmental Matters”), the parties agree on behalf of themselves and their respective Affiliates that, in addition to the provisions set forth in Article 11, (and in the case of any conflict between the provisions of this Section 11.05 and any other provision in Article 11, the provisions of this Section 11.05 shall prevail and apply):

(a)             Seller shall have no liability under this Agreement for any Damages (x) arising out of or resulting from any testing, sampling or other invasive investigation of soil, soil gas, groundwater, sediment or surface water conducted on or after the Closing, unless such testing, sampling or investigation performed by or on behalf of the Buyer Indemnified Parties was: (i) required by Environmental Laws or Environmental Permits, (ii) required by any order issued under an Environmental Law or pursuant to a written request by a Governmental Authority with authority under an Environmental Law to order such action, provided such order or request was not solicited by or on behalf of any Buyer Indemnified Party, (iii) reasonably determined by Buyer or its Affiliates in good faith to be necessary in connection with any construction, maintenance or repair activity at any Real Property where such construction, maintenance or repair does or is reasonably expected to require access to, or disturbance of, soil or groundwater and such construction, maintenance or repair is performed for a bona fide business purpose, (iv) required with respect to or reasonably necessary to defend or resolve any Third Party Claim, (v) to the extent necessary in order for any Buyer Indemnified Party to comply with the requirements of a lease agreement pertaining to a Leased Real Property provided such lease agreement or requirements are in effect as of or prior to the Closing, (vi) requested by a lender to Buyer Indemnified Parties, provided such request was not solicited by or on behalf of any Buyer Indemnified Party, (vii) reasonably requested by a prospective buyer in connection with the sale process for an Owned Real Property or the business, provided such request was not solicited by or on behalf of any Buyer Indemnified Party; and (viii) to the extent necessary to respond to facts or conditions that present a significant risk to human health or the environment, and provided, in each case, that the limitations set forth in this Section 11.05(a)(x) shall not apply to any sampling or testing of drinking water, waste water, or indoor air, or to vapor intrusion testing to the extent required by applicable Environmental Laws or Environmental Permits, or (y) arising in connection with any change in use of Real Property from industrial to a non-industrial use, on or after the Closing. For purposes of clarity, the limitations for Damages set forth in this Section 11.05(a) shall not apply to any Environmental Matters other than those relating to Remedial Action.

(b)             Any obligation of Seller to indemnify a Buyer Indemnified Party (including as of the Closing, the Purchased Subsidiaries) for any Remedial Action shall be limited to, and its obligations under this Agreement shall be satisfied upon achievement of, in a reasonably cost-effective manner, standards based on the industrial use of the relevant property as of the Closing

Date, as such standards are set forth in applicable Environmental Laws as in effect at the time such Remedial Action is addressed or by any order or requirement of a Governmental Authority. Both parties expressly agree that such standards may include risk-based clean-up remedies and standards and/or the imposition of engineering or institutional controls such as deed or other use restrictions provided such remedies, standards, controls, deeds or restrictions do not unreasonably interfere with Buyer’s or the Purchased Subsidiaries’ use and enjoyment of the Real Property in the manner it was used as of the Closing. Any obligation of Seller to indemnify a Buyer Indemnified Party (including as of the Closing, the Purchased Subsidiaries) for any Environmental Matter that is not a Remedial Action shall be limited to, and its obligations under this Agreement shall be satisfied upon achievement of, in a reasonably cost-effective manner, standards based on the industrial use of the relevant property as of the Closing Date, as such standards set forth in applicable Environmental Laws as in effect at the time such Environmental Matter is addressed or by any order or requirement of a Governmental Authority. At its sole cost and expense, Seller shall be permitted to participate in the investigation, remediation or other resolution of any Environmental Matter subject to indemnification under Section 11.02(a)(i) which is being controlled by a Buyer Indemnified Party, which participation by Seller shall allow Seller to consult with independent environmental consultants or advisors and to submit comments and questions, which such Buyer Indemnified Party shall consider or respond to in good faith but Buyer Indemnified Party shall not be obligated to act upon and, subject to the terms of this Article 11, such comments or questions shall not alter or limit Seller’s indemnification obligations as set forth in this Agreement.

(c)             Notwithstanding anything else herein to the contrary, Seller shall have no liability under this Agreement for any Damages relating to any Environmental Matters to the extent arising from the post-Closing change in any requirement or obligation set forth in any Environmental Law or Permit required by Environmental Law.

Section 11.06.  Calculation of Damages. (a) The amount of any Damages payable under Section 11.02 by the Indemnifying Party shall be (A) grossed up for any Taxes payable on the receipt of the indemnity payment such that the net amount received after the payment of all such Taxes equals the amount of Damages and (B) net of any (i) amounts recovered by the Indemnified Party or its Affiliates under applicable insurance policies or from any other Person alleged to be responsible therefor, and (ii) Tax benefit that has been actually realized by the Indemnified Party or its Affiliates (in the form of an increase in cash refunds received or as a reduction in Taxes otherwise due) arising from the incurrence or payment of any such Damages. If the Indemnified Party (A) receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or out-of-pocket expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any expenses or Taxes incurred by such Indemnified Party in collecting such amount or (B) actually realizes or receives any net Tax benefit in the year the Damages were incurred (or the immediately succeeding year) that was not initially included in the computation of Damages, then such Indemnified Party shall promptly pay to the Indemnifying Party the amount of such net Tax benefit, net of any out-of-pocket expenses incurred by such Indemnified Party in collecting such amount.

(b)             The Indemnifying Party shall not be liable under Section 11.02 for any (i) Damages relating to any matter to the extent that (A) such matter is indicated on Exhibit A hereto as being “assumed by THS” (the “Specified Matters”); provided, that such limitation shall only apply up to the amounts specified thereon; or (B) the Indemnified Party had otherwise been compensated for such matter pursuant to the calculation of Final Closing Working Capital, Final Closing Net Indebtedness, Final Seller Transaction Expenses or the adjustment of the Closing Purchase Price under Section 2.05 or any other provisions of this Agreement, (ii) consequential, incidental, special, exemplary, punitive or other similar Damages (other than to the extent such Damages are finally awarded to be payable to a third party by a court of competent jurisdiction), (iii) Damages for lost profits or diminution in value or (iv) portion of the Reduction Fee.

(c)             Each Indemnified Party shall mitigate in accordance with Applicable Law any Damage for which such Indemnified Party seeks indemnification under this Agreement, and no Indemnifying Party shall be liable to any Indemnified Party for any Damages to the extent arising from or aggravated by such Indemnified Party’s failure to mitigate or any other action taken or not taken by such Indemnified Party. If such Indemnified Party mitigates its Damages after the Indemnifying Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of that Damage, the Indemnified Party must notify the Indemnifying Party and pay to the Indemnifying Party the extent of the value of the benefit to the Indemnified Party of that mitigation (less the Indemnified Party’s reasonable costs of mitigation) within five Business Days after the benefit is received.

(d)             Each Indemnified Party and its Affiliates shall use commercially reasonable efforts to collect any amounts available under insurance coverage for any Damages payable under Section 11.02.

(e)             Each party agrees that it shall not, and agrees to use its reasonable best efforts to ensure that its Affiliates do not, voluntarily or by discretionary action, accelerate the timing, or increase the cost of, any obligations of the other party under this Article 11.

(f)             Unless prohibited by Applicable Law, any indemnification payment made pursuant to this Agreement (for the avoidance of doubt, including any payment made pursuant to Article 8) shall be treated by Buyer and Seller as an adjustment to the Closing Purchase Price for Tax purposes.

Section 11.07.  Materiality. For purposes of (i) determining whether any representation or warranty has been breached or contains any inaccuracy and (ii) calculating the amount of any Damages arising as a result of such breach or inaccuracy, any references to “material”, “materiality” or “Material Adverse Effect” in the representations and warranties shall be disregarded, except, in each case for (x) the representations and warranties set forth in Section 3.07, Section 3.08, Section 3.09, Section 3.10(a), Section 3.13(b), Section 3.17(a) and Section

3.20, (y) the use of the term “Material” in “Material Contract” and “Material Adverse Effect” and (z) the use of the term “material” in the definition of Permitted Lien.

Section 11.08.  Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 11.02 and the Indemnified Party or its Affiliates could have recovered all or a part of such Damages from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign, or cause its Affiliates to assign, such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 11.09.  Exclusivity of Remedies. Except as specifically set forth in this Agreement or the Transaction Documents, Buyer waives and releases, on behalf of itself and all other Buyer Indemnified Parties, any rights and claims (whether absolute or contingent, liquidated or unliquidated, known or unknown, determined, determinable or otherwise) that Buyer or any other Buyer Indemnified Party may now or hereafter have against Seller, whether at law or in equity, relating to the Purchased Subsidiaries, this Agreement or the transactions contemplated hereby, other than in the case of actual fraud. For the sake of clarity, and without limiting the generality of the foregoing, except as specifically set forth in this Agreement, Buyer expressly waives and agrees to cause its Affiliates (including, as of the Closing, the Purchased Subsidiaries) and other Buyer Indemnified Parties and their respective successors and assigns, to waive any rights and claims they may have against Seller and its Affiliates, including claims for contribution or other rights of recovery arising out of or relating to any Environmental Law (whether now or hereinafter in effect), including the Comprehensives Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601, et seq., or to any Hazardous Substances, claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty. Notwithstanding the foregoing, this Section 11.09 shall not prohibit either party from obtaining any injunctive relief (including specific performance) if available pursuant to Section 13.09 with respect to any covenant or agreement contained in this Agreement.

Article 12
Termination

Section 12.01.  Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a)             by mutual written agreement of Seller and Buyer;

(b)             by either Seller or Buyer if the Closing shall not have been consummated on or before August 1, 2016 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 12.01(b) shall not be available to any party whose breach of any provision of this Agreement has caused or resulted in the failure of the Closing to be consummated by such time;

(c)             by either Seller or Buyer, if there shall be any Applicable Law (which shall be final and not subject to further appeal) that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited, provided that the right to terminate this Agreement pursuant to this Section 12.01(c) shall not be available to any party whose breach of any provision of this Agreement has caused or resulted in such Applicable Law being enacted or becoming applicable to the transactions contemplated hereby (including due to a failure to use reasonable best efforts in connection with the actions specified in Section 7.01 to the extent required thereunder);

(d)             by Buyer if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Seller set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 10.02(a) or 10.02(b) not to be satisfied, and such conditions are incapable of being satisfied by the End Date; provided that Buyer is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections  10.01 or 10.03 not to be satisfied; or

(e)             by Seller if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 10.03(a) or 10.03(b) not to be satisfied, and such conditions are incapable of being satisfied by the End Date; provided that Seller is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections  10.01 or  10.02 not to be satisfied.

Other than in the case of a termination pursuant to Section 12.01(a), the party desiring to terminate this Agreement pursuant to any clause of this Section 12.01 shall give written notice of such termination to the other party.

Section 12.02.  Effect of Termination. If this Agreement is terminated as permitted by Section 12.01, such termination shall be without liability of either party (or any stockholder or Representative of such party) to the other party to this Agreement; provided that the Confidentiality Agreement, the provisions of this Section 12.02 and the provisions of Sections 6.01, 7.03, 11.09 and Article 13 shall survive any such termination; and provided, further that the termination of this Agreement shall not relieve any party hereto from any liability for (i) fraud and (ii) any willful and material breach of, or failure to perform any obligation under, any covenant or agreement contained in this Agreement.

Article 13
Miscellaneous

Section 13.01.  Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Buyer, to:

TreeHouse Foods, Inc.
2021 Spring Road
Suite 600
Oak Brook, IL 60523
Attention: General Counsel
Facsimile No.:	(708) 409-1062

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601
Attention:	Bruce A. Toth
Matthew F. Bergmann
Facsimile No.:	(312) 558-5700
Email:	btoth@winston.com
mbergmann@winston.com
if to Seller, to:

ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102
Attention:	Corporate Secretary
Facsimile No.:	(402) 517-9267

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention:	Arthur F. Golden
Marc O. Williams
Facsimile No.:	(212) 701-5000
E-mail:	arthur.golden@davispolk.com
marc.williams@davispolk.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 13.02.  Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective, and in the case of an amendment of the definition of “Financing Sources” in Section 4.05(a), this Section 13.02 , Section 13.05, Section 13.06, Section 13.07, Section 13.08 or Section 13.13(b) may not be amended or modified without the written consent of the Financing Sources to the extent such amendment or modifications would have an adverse effect on the Financing Related Parties’ rights thereunder.

(c)             No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided in Section 13.09, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 13.03.  Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 13.04.  Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer (by operation of Applicable Law or otherwise) any of its rights or obligations under this Agreement without the consent of the other party hereto, and any purported assignment, delegation or transfer of rights or obligations under this Agreement in violation of this provision shall be null and void ab initio. Notwithstanding the prior sentence, Buyer may, without the consent of the other parties hereto (i) assign its rights, interests and obligations under this Agreement to any of its wholly-owned Subsidiaries, if such Subsidiary delivers to Seller an instrument in writing that it is bound by and shall perform the obligations of Buyer under this Agreement as if it were an original signatory hereto or (ii) assign its rights or interests under this Agreement (in whole or in part) as collateral to any financial or lending institution providing financing to Buyer; provided that, in each case, no such assignment shall release Buyer from any of its obligations hereunder. In the event of an assignment contemplated by this Section 13.04, any reference in this Agreement to “Buyer” shall be deemed to include its Subsidiary transferee.

Section 13.05.  Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

Section 13.06.  Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.01 shall be deemed effective service of process on such party. Notwithstanding anything contrary in this Agreement, each party agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources or any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, members, managers, general or limited partners, in their capacity as such (together with the Financing Sources, the “Financing Related Parties”) in any way relating to this Agreement, including any dispute arising out of or relating to the Debt Financing Commitments, any Alternate Debt Financing or the performance thereof or the Debt Financing, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law jurisdiction is vested in the Federal courts, the United States District Court of the Southern District of New York (and of the appropriate appellate courts therefrom).

Section 13.07.  WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY LEGAL PROCEEDING AGAINST ANY FINANCING RELATED PARTY RELATED TO THIS AGREEMENT, THE DEBT FINANCING, ANY DEBT FINANCING COMMITMENT, ANY ALTERNATE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 13.08.  Counterparts; Effectiveness; No Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, except, (a) with respect to Section 7.06, any legal counsel representing Seller or any of its Affiliates, including any Purchased Subsidiary, in connection with the Current Representation and (b) the Financing Sources shall be express third party beneficiaries of Section 4.05(a) (with respect to the definition of “Financing

Sources”), Section 13.02, Section 13.05, Section 13.06, Section 13.07, this Section 13.08 and Section 13.13(b) and the Financing Sources shall be entitled to enforce such provisions directly.

Section 13.09.  Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated hereby) were not performed in accordance with the terms hereof and that the parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement, or to enforce specifically the performance of the terms and provisions hereof or thereof in any federal court located in the State of New York or, to the extent that no such federal court has jurisdiction over such proceeding, in any New York state court, in addition to any other remedy to which they are entitled at law or in equity. In furtherance of the foregoing, the parties hereby waive, to the fullest extent permitted by Applicable Law, (a) any and all defenses to any action for specific performance hereunder, including any defense based on the claim that a remedy at law would be adequate and (b) any requirement to post a bond or other security as a prerequisite to obtaining equitable relief.

Section 13.10.  Entire Agreement. The Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 13.11.  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 13.12.  Disclosure Schedule. The parties acknowledge and agree that (i) matters reflected on the Disclosure Schedule are not necessarily limited to matters required to be reflected therein, (ii) the inclusion of any items or information in the Disclosure Schedule that are not required by this Agreement to be so included is solely for the convenience of Buyer, (iii) the disclosure by Seller of any matter in the Disclosure Schedule shall not be deemed to constitute an acknowledgement by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material, (iv) if any section of the Disclosure Schedule lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedule or the statements contained in any Section this Agreement reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other Section, notwithstanding the omission of an appropriate cross-

reference to such other Section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedule, (v) except as provided in clause (iv) above, headings have been inserted in the Disclosure Schedule for convenience of reference only, (vi) the Disclosure Schedule is qualified in its entirety by reference to specific provisions of this Agreement and (vii) the Disclosure Schedule and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of Seller except as and to the extent provided in this Agreement. Without limiting the generality of the foregoing, all references in the Disclosure Schedule to the enforceability of agreements with third parties, the existence or non-existence of third-party rights, the absence or existence of breaches or defaults by Seller, any of its Subsidiaries or third parties, or similar matters or statements, are intended only to allocate rights and risks among the parties to the Agreement and are not intended to be admissions against interests, give rise to any inference or proof of accuracy or be admissible against any party by or in favor of any Person who is not a party to this Agreement.

Section 13.13.  No Recourse. (a) Without limiting any other provision of this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of, or relate to, this Agreement, or the negotiation, execution or performance of this Agreement, may only be made, against the parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, managers, members, partners, agents, representatives or assigns of Seller or Buyer, in each case who is not a party to this Agreement shall have any liability for any obligations of the parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

(b)             Notwithstanding anything in this Agreement to the contrary, each of the parties hereto expressly agrees that (i) none of the Financing Related Parties will have any liability or obligation to the Seller, the Purchased Company or any of their respective stockholders, Representatives or Affiliates relating to or arising out of this Agreement, the transactions contemplated hereby, the Debt Financing, any Debt Financing Commitment or any Alternate Debt Financing commitment, or for any claim for any liability, settlement, damages, costs, expenses, fines, penalties or loss suffered in connection with this Agreement or the transactions contemplated hereunder, including as a result of any breach of this Agreement, the Debt Financing, any Debt Financing Commitment or any Alternate Debt Financing commitment (including any willful breach thereof), or the failure of the transactions contemplated hereby or thereby to be consummated, or in respect of any oral or written representation made or alleged to have been made, in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and (ii) none of the Seller, the Purchased Company or any of their respective stockholders, Representatives or Affiliates will have any direct rights or claims against any of the Financing Related Parties under or in connection with this Agreement, the Debt Financing, any Debt Financing Commitment or any Alternate Debt Financing commitment or in connection with the transactions contemplated hereby or thereby, whether at law or equity, in tort or otherwise and the Seller and the Purchased Company hereby waive all such rights and claims on behalf of themselves and on behalf of their respective controlled Affiliates. None of the Seller, the

Purchased Company or any of their respective controlled Affiliates will commence any action or proceeding against any Financing Related Party relating to or in connection with this Agreement, the Debt Financing, any Debt Financing Commitment, any Alternate Debt Financing commitment or the transactions contemplated hereby or thereby and no Representative of the Seller or any Purchased Subsidiary (in their capacities as Representatives) will do so with the Seller’s or Purchased Company’s support or on its behalf; and the Seller and the Purchased Company will cooperate with the Buyer or Financing Sources in seeking to dismiss such suit commenced by Seller’s or the Purchased Company’s Representatives in their capacities as such. Notwithstanding anything herein to the contrary, each of the parties hereto expressly agrees that in no event shall the Seller, the Purchased Company or any of their respective Representatives or controlled Affiliates be entitled to seek the remedy of specific performance of any Debt Financing Commitment or any Alternate Debt Financing commitment against the Financing Sources; provided, that nothing herein to the contrary shall prohibit (i) the Buyer from enforcing its rights directly against the Financing Sources under any Debt Financing Commitment or any Alternate Debt Financing commitment or causing the Financing Sources to fund pursuant to any Debt Financing Commitment or any Alternate Debt Financing commitment (and nothing herein shall alter the Buyer’s obligations otherwise set forth in this Agreement with respect to enforcing the Debt Commitment or any Alternate Debt Financing) and (ii) the Seller or the Purchased Company from seeking specific performance pursuant to Section 13.09 to cause the Buyer to consummate the purchase of the Shares and the other transactions contemplated hereby.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CONAGRA FOODS, INC.

By:	/s/ Andrew Ross
	Name:	Andrew Ross
	Title:	Executive Vice President and Chief Strategy Officer

TREEHOUSE FOODS, INC.

By:	/s/ Dennis Riordan
	Name:	Dennis Riordan
	Title:	Executive Vice President and Chief Financial Officer

[Signature page to the Stock Purchase Agreement]